08005227

SONIC HEALTHCARE LIMITED

RECEIVED

2008 OCT -6 P 1:33

FICE OF INTERNAT... CORPORATE FINANCE

Exemption File Number ~~82-35730~~ 082-35730

SUPPL

Thursday, 2 October 2008

Office of International Corporate Finance
Mail Stop 3 - 9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sonic Healthcare Limited - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Sonic Healthcare Limited, a public company incorporated in Australia ("Sonic Healthcare"), hereby furnishes this letter, with exhibits hereto, to the Securities and Exchange Commission (the "Commission"), in order to maintain its exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act") afforded to foreign private issuers by Rule 2g3 - 2(b) thereunder.

Set forth on Schedule I attached hereto is a list furnished pursuant to Rule 12g3 - 2(b) (1) (iii) under the Exchange Act of the information that, during the month of September 2008, Sonic Healthcare Limited:

(i) has made public pursuant to the laws of Australia;

(ii) has filed with the Australian Stock Exchange and which was made public by the Australian Stock Exchange; or

(iii) has distributed to the holders of its securities.

Pursuant to Rule 12g3 - 2(b) (iii) under the Exchange Act, Sonic Healthcare is enclosing one copy of each of the documents listed on Schedule I.

This information is being furnished on behalf of Sonic Healthcare under paragraph (b) (iii) of Rule 12g3 - 2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Sonic Healthcare is subject to the Exchange Act.

Yours faithfully

PROCESSED
OCT 08 2008
THOMSON REUTERS

Paul Alexander
Company Secretary

Enclosures

RECEIVED
2008 OCT -6 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TABLE OF CONTENTS

NOTIFICATIONS TO THE AUSTRALIAN SECURITIES AND INVESTMENT COMMISSION	
DATE	**DOCUMENT**
09/12/08	Form 484 – Issue of Shares

ANNOUNCEMENTS TO THE AUSTRALIAN SECURITIES EXCHANGE	
DATE	**ANNOUNCEMENT**
09/02/08	Settlement of GPL Medical group, German acquisition
09/03/08	Settlement of Clinical Laboratories, Hawaii acquisition
09/12/08	Notice options exercised (Appendix 3B)
09/16/08	Dividend Reinvestment Plan
09/25/08	Auckland Pathology Contract
09/29/08	Directors' interests (Appendix 3Y) x 2
09/30/08	Full Year Statutory Accounts
09/30/08	Dividend Reinvestment Plan

SONIC
HEALTHCARE
LIMITED

RECEIVED

2008 OCT -6 P 1:33

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

30 September 2008

Dividend Reinvestment Plan (DRP)

Sonic Healthcare Limited (SHL.AX) advises that the price at which shares will be allotted under the DRP in relation to Sonic's 2008 final dividend is A$12.72.

Shares under the DRP will be allotted on 9 October 2008.

As previously advised, Citi Global Markets Australia Pty Limited has fully underwritten the DRP for this dividend.

For further information regarding this announcement please contact:

Paul Alexander
Company Secretary
Telephone: +61 2 9855 5404
Facsimile: +61 2 9878 5066
Email: pjalex@ozemail.com.au

RECEIVED
2008 OCT -6 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Sonic Healthcare Limited**
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER DAVID WILKS
Date of last notice	29 August 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary shares in Sonic Healthcare Limited are held in the name of Estelle Wilks (spouse) and Hot Clothing Company Pty Ltd
Date of change	23, 24 and 26 September 2008
No. of securities held prior to change	<u>Direct</u> 528,750 Sonic Healthcare Limited ordinary shares 2,300,000 unlisted options over ordinary shares in Sonic Healthcare Limited. <u>Indirect</u> 73,000 Sonic Healthcare Limited ordinary shares held by Hot Clothing Company Pty Ltd; 200,000 Sonic Healthcare Limited ordinary shares held by Estelle Wilks (spouse)
Class	Ordinary shares in Sonic Healthcare Limited.
Number acquired	Nil
Number disposed	330,000 shares sold on market to fund the recent exercise of options

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,226,215 has been received from the sale of shares.
No. of securities held after change	Direct 198,750 Sonic Healthcare Limited ordinary shares 2,300,000 unlisted options over ordinary shares in Sonic Healthcare Limited. Indirect 73,000 Sonic Healthcare Limited ordinary shares held by Hot Clothing Company Pty Ltd; 200,000 Sonic Healthcare Limited ordinary shares held by Estelle Wilks (spouse)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market sale of shares to fund the recent exercise of options.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Sonic Healthcare Limited**
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	COLIN STEPHEN GOLDSCHMIDT
Date of last notice	29 August 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of Hamlac Pty Ltd atf Goldschmidt Family Trust which holds ordinary shares in Sonic Healthcare Limited.
Date of change	23, 24, 26 and 29 September 2008
No. of securities held prior to change	<u>Direct</u> 1,100,000 Sonic Healthcare Limited ordinary shares 4,000,000 unlisted options over ordinary shares in Sonic Healthcare Limited <u>Indirect</u> 200,000 Sonic Healthcare Limited ordinary shares
Class	Ordinary shares in Sonic Healthcare Limited.

Number acquired	Nil
Number disposed	800,000 shares sold on market to fund the recent exercise of options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,314,376
No. of securities held after change	Direct 300,000 Sonic Healthcare Limited ordinary shares 4,000,000 unlisted options over ordinary shares in Sonic Healthcare Limited Indirect 200,000 Sonic Healthcare Limited ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market sale of shares to fund the recent exercise of options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	

+ See chapter 19 for defined terms.

Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

RECEIVED
2008 OCT -6 P 1:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SONIC HEALTHCARE LIMITED

25 September 2008

AUCKLAND PATHOLOGY CONTRACT

Sonic Healthcare Limited (SHL.AX) and its Auckland based subsidiary, Diagnostic Medlab, are considering their next steps following the Appeal Court's decision today to overturn the High Court's March 2007 judgment that the three Auckland District Health Boards should not have awarded a contract for the provision of community laboratory services to a new provider, Labtests Auckland.

Labtests Auckland contested that judgment in the Court of Appeal in a hearing in May 2008. The Appeal Court has reversed the High Court decision.

Dr Colin Goldschmidt, Sonic's CEO and Managing Director, said: "The Appeal Court decision is disappointing, not only for Sonic but in particular for our loyal staff, the Auckland region's primary care community, and their patients, who will now face ongoing uncertainty. We have yet to read the judgment in detail and will need to take further legal advice, however we are entitled to apply for leave to appeal to the Supreme Court and we will almost certainly pursue this option."

Diagnostic Medlab's current contract, which represented ~3% of Sonic's revenue and EBITA for the 2008 financial year, expires on 31 December 2008 and negotiations for an extension are in progress. The New Zealand contract funding model is unique and is not replicated in other markets in which Sonic operates.

For further information contact:

Dr Colin Goldschmidt
CEO & Managing Director

Telephone +61 2 9855 5333
Facsimile: +61 2 9878 5066
Email: colgold@msn.com.au

Paul Alexander
Group Financial Controller &
Company Secretary
Telephone +61 2 9855 5404
Facsimile: +61 2 9878 5066
Email: pjalex@ozemail.com.au

SONIC HEALTHCARE LIMITED

16 September 2008

Dividend Reinvestment Plan (DRP)

Sonic Healthcare Limited (SHL.AX) announced on 21 August 2008, in conjunction with the release of its 2008 results, that it had entered into an underwriting agreement with Citigroup Global Markets Australia Pty Limited (Citi) in respect of its DRP for the 2008 final dividend of 32 cents per share, which is payable on 9 October 2008.

Shareholders holding approximately 40% of SHL's ordinary issued share capital have elected to participate in the DRP.

Shares will be issued to shareholders participating in the DRP at a discount of 2.5% to the arithmetic average of the daily volume weighted average price of Sonic shares sold (excluding off-market trades) on the ASX during the pricing period commencing today, 16 September 2008, and concluding on 29 September 2008.

Approximately $65 million will be underwritten by Citi.

For further information regarding this announcement please contact:

Paul Alexander
Company Secretary
Telephone: +61 2 9855 5404
Facsimile: +61 2 9878 5066
Email: pjalex@ozemail.com.au

SONIC HEALTHCARE LIMITED

3 September 2008

SETTLEMENT OF CLINICAL LABORATORIES OF HAWAII ACQUISITION

Sonic Healthcare Limited (SHL.AX) is pleased to announce that it has completed the transactions to acquire 100% of Clinical Laboratories of Hawaii and its associated anatomical pathology practice, Pan Pacific Pathologists referred to in our release to the market dated 30 June 2008.

For further information regarding this announcement, please contact:

Paul Alexander
Company Secretary
Telephone: +61 2 9855 5404
Facsimile: +61 2 9878 5066
Email: pjalex@ozemail.com.au

SONIC
HEALTHCARE
LIMITED

2 September 2008

SETTLEMENT OF GLP MEDICAL GROUP
ACQUISITION IN HAMBURG, GERMANY

Sonic Healthcare Limited (SHL.AX) is pleased to announce that it has completed the transaction to acquire 100% of the GLP Medical Group referred to in our release to the market dated 16 June 2008.

For further information regarding this announcement please contact:

Paul Alexander
Company Secretary
Telephone: +61 2 9855 5404
Facsimile: +61 2 9878 5066
Email: pjalex@ozemail.com.au

RECEIVED
2008 OCT -6 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	55,000 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$7.57 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 September 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	335,010,531	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
12,000	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
140,000	26.11.2009 @ $7.50
205,000	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50
40,000	24.05.2011 @ $12.69
1,540,000	22.08.2011 @ $7.50
1,200,000	15.09.2011 @ $13.10
1,400,000	30.09.2011 @ $13.10
300,000	30.09.2012 @ $13.10
300,000	30.09.2013 @ $13.10
1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
500,000	13.06.2012 @ $13.00
1,540,000	24.08.2012 @ $7.50
1,000,000	03.08.2012 @ $14.16
500,000	25.05.2013 @ $13.30
200,000	31.05.2013 @ $13.65
1,540,000	22.08.2013 @ $7.50

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as existing.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 September 2008
Company secretary

Print name: ...Paul Alexander..

== == == == ==

Australian Securities &

RECEIVED
2008 OCT -6 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
18838388

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CATHERINE MCINTOSH

ASIC registered agent number (if applicable)

Telephone number
(02) 9855 5334

Postal address
14 GIFFNOCK AVENUE, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
PAUL ALEXANDER

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission, PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	55,000	$7.57	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No** if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Sonic Healthcare Limited
ABN 24 004 196 909
Annual report – 30 June 2008

RECEIVED
2008 OCT -6 P 1:33
FICE OF INTERNATIONAL
CORPORATE FINANCE

Contents

Corporate directory

Directors	Mr B.S. Patterson	*Chairman*
	Dr C.S. Goldschmidt	*Managing Director*
	Mr C.D. Wilks	*Finance Director*
	Mr R.P. Campbell	
	Dr P.J. Dubois	
	Mr C.J. Jackson	
	Mr L.J. Panaccio	
	Dr H.F. Scotton	
Company secretary	Mr P.J. Alexander	

Principal registered office in Australia

14 Giffnock Avenue, Macquarie Park,
New South Wales, 2113, Australia.

Ph: 61 2 9855 5444
Fax: 61 2 9878 5066
Website: www.sonichealthcare.com

Share registry

Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street, Adelaide,
South Australia, 5000, Australia.

Ph: 1300 556 161 (Within Australia)
Ph: 61 3 9415 4000 (Outside Australia)
Fax: 61 8 8236 2305
Website: www.computershare.com
Email: web.queries@computershare.com.au

Auditor

PricewaterhouseCoopers

Solicitors

Allens Arthur Robinson
Minter Ellison

Bankers

Australia and New Zealand Banking Group Limited
Citibank, N.A.
Commonwealth Bank of Australia
JPMorgan Chase Bank, N.A.
National Australia Bank Limited
The Royal Bank of Scotland plc
Westpac Banking Corporation

Stock exchange listings

Sonic Healthcare Limited (SHL) shares are listed on the Australian Securities Exchange.

Directors' report

Your directors present their report on the Group consisting of Sonic Healthcare Limited and the entities it controlled at the end of, or during, the year ended 30 June 2008.

Directors

The following persons were directors of Sonic Healthcare Limited during the whole of the financial year and up to the date of this report:

Mr B.S. Patterson	*Chairman*
Dr C.S. Goldschmidt	*Managing Director*
Mr C.D. Wilks	*Finance Director*
Mr R.P. Campbell	
Dr P.J. Dubois	
Mr C.J. Jackson	
Mr L.J. Panaccio	
Dr H.F. Scotton	

Principal activities

During the year the principal continuing activities of the Group consisted of the provision of medical diagnostic services and the provision of administrative services and facilities to medical practitioners.

Dividends

Details of dividends in respect of the current year and previous financial year are as follows:

	2008 **$'000**	2007 $'000
Interim dividend paid	**66,695**	50,270
Final dividend payable on 9 October 2008	**107,203**	95,248
Total dividend for the year	**173,898**	145,518

On 20 August 2008, the board declared a final dividend in respect of the year ended 30 June 2008 of 32 cents per ordinary share, 100% franked (at 30%) to be paid on 9 October 2008 with a record date of 12 September 2008. An interim dividend of 20 cents per ordinary share 100% franked (at 30%) was paid on 26 March 2008.

A final dividend of 29 cents per ordinary share was paid on 20 September 2007 in respect of the year ended 30 June 2007, out of profits of that year as recommended by the directors in last year's Directors' report. The interim dividend in respect of the year ended 30 June 2007 was 17 cents per ordinary share, paid on 28 March 2007.

As a result of the Group's international expansion, it is likely that future dividends, starting with the 2009 interim dividend, will not be fully franked.

Dividend Reinvestment Plan (DRP)

The company's dividend reinvestment plan (DRP) was suspended in respect of the 2007 final and the 2008 interim dividends.

The Board has determined that the DRP will operate for the 2008 final dividend. Shares issued under the DRP will have a subscription price of $12.72, 2.5% below the arithmetic average of the daily volume weighted average price of Sonic shares sold (excluding off-market trades) on the Australian Securities Exchange on each of the 10 consecutive trading days from, and including, the second trading day after the record date for participation in the DRP which was 12 September 2008. Shares will be allocated under the DRP on 9 October 2008. Shareholders holding ~40% of Sonic's ordinary shares elected to participate in the DRP. The balance (~$65 Million) of the 2008 final dividend which has not been reinvested by shareholders in the DRP has been fully underwritten at an issue price of $12.92 (a 1% discount to market price as determined above).

Full details of the DRP are set out in the Sonic Healthcare Limited Dividend Reinvestment Plan booklet. To view a copy of the booklet, change current elections or register to participate in the DRP, shareholders can visit www.computershare.com, click on Investor Centre/Reinvestment Plans and follow the prompts. Shareholders can also request a copy of the Dividend Reinvestment Plan booklet or DRP election form by contacting Computershare Investor Services on 1300 556 161.

Review of operations

A summary of consolidated revenue and earnings is set out below:

	2008 $'000	2007 $'000	Movement %
Total Revenue	**2,380,327**	1,886,081	26.2%
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**478,568**	405,667	18.0%
Depreciation and lease amortisation	**(75,909)**	(62,105)	22.2%
Earnings before interest, tax and intangibles amortisation (EBITA)	**402,659**	343,562	17.2%
Amortisation of intangibles	**(5,906)**	(2,633)	124.3%
Net interest expense	**(64,886)**	(50,473)	28.6%
Income tax attributable to operating profit	**(81,461)**	(80,402)	1.3%
Net (profit) attributable to minority interests	**(5,290)**	(11,982)	(55.9)%
Net profit attributable to shareholders of Sonic Healthcare Limited	**245,116**	198,072	23.8%

(a) Revenue

Organic (non acquisitional) revenue growth for the year for Sonic's pathology operations was strong, with Australia and Germany growing at ~8%, and US and UK growth exceeding this level (excluding foreign exchange rate movement impacts).

Pathology revenue growth was augmented by the following major acquisitions and other small acquisitions during the current period and prior year:

- American Esoteric Laboratories, USA (8 January 2007)
- Medica Laboratory Group, Switzerland (30 May 2007)
- Sunrise Medical Laboratories, USA (31 July 2007)
- Bioscientia Healthcare Group, Germany (14 September 2007)

Revenue growth in the UK was augmented by the NHS Ealing Hospital contract which began on 1 July 2007.

In addition, the reported revenue of the Schottdorf Group (in Germany) has increased by ~$24 Million for the second half of the year as the legal restructure carried out to enable Sonic to reach 100% ownership caused a change in the legal entities consolidated in Sonic's results. This change, which will continue in the future, only affects reported revenue, and does not change profit. It therefore causes a dilution in reported operating margins.

Radiology revenue growth was negatively impacted by site closures in the Hunter Valley as a result of the floods in June 2007, new competition in a number of regional markets, reduction in average fee as a result of price competition, and the disposal of Sonic's Hong Kong radiology business during the prior year.

Revenue growth was also negatively impacted by foreign exchange movements, which reduced reported revenue by ~$77 Million compared to the prior year.

Review of operations (continued)

(a) Revenue (continued)

Sonic's Total Revenue for the year the ended 30 June 2008 comprised as follows:



Radiology
14%
IPN
5%
Australian/NZ
Pathology
39%
Europe
23%
USA
19%

(b) Profit

The net profit (after minority interests) of the Group for the year was $245,116,000 (2007: $198,072,000), after deducting income tax expense of $81,461,000 (2007: $80,402,000). Diluted earnings per share increased 12.2% from 65.5 cents to 73.5 cents due to earnings growth and the positive effect of acquisitions.

The results for the year were in line with the revenue and EPS growth guidance provided by Sonic in August 2007. 2008 was Sonic's thirteenth successive year of double-digit core earnings per share growth. EPS growth was affected by the equity raisings conducted in August and November 2007 which financed acquisitions and set the Group's balance sheet for further acquisitional growth. Adverse foreign exchange rate impacts on the translation of the results of Sonic's offshore operations (mainly USD related) reduced earnings per share growth by 250 basis points.

Operating margins:

	2008	2007	**Movement**
EBITDA as a % of Revenue	**20.1%**	21.5%	(140) bps*
EBITA as a % of Revenue	**16.9%**	18.2%	(130) bps

* bps = basis points of margin

Reported operating margins have been significantly diluted by the acquisitions of businesses during the current and prior year (including those listed above) which have lower margins than the average of Sonic's other businesses. The margins resulting from the NHS Ealing Hospital contract are also lower than Sonic's average margins, and the change in the Schottdorf Group structure described above also caused reported margin dilution.

Excluding these impacts, Sonic's core pathology businesses performed strongly, demonstrating margin improvement, and commencement of synergy extraction in the US and Germany, whilst the radiology division continued to be impacted by market and cost pressures.

Net interest expense increased 28.6% on the prior year due to increased debt as a result of acquisitions in the current and previous year. Almost all of Sonic's bank debt is drawn in foreign currencies as "natural" balance sheet hedging of Sonic's offshore operations and so Sonic was not significantly exposed to the increases in Australian base interest rates during the 2008 financial year. Sonic's weighted average interest rate on debt declined during the year, mainly as a result of falling USD interest rates. Appropriate interest rate hedging arrangements are in place, in accordance with Sonic's policy.

Review of operations (continued)

(b) Profit (continued)

The effective tax rate in the second half of the year was 25.9%, in line with the guidance provided in February 2008. The rate in the first half (22.9%) was impacted by the finalisation of research claims for the 2007 financial year. The full year effective tax rate of 24.5% is lower than the prior year (27.7%) as a result of Sonic's offshore expansion. Ignoring the impact of future acquisitions, and any short term fluctuations, the expected effective tax rate for future periods is ~25%.

(c) Debt

During the year the Group maintained prudent debt/gearing levels, despite growth by acquisition:

	30 June 2008	30 June 2007
Gearing (Net Interest Bearing Debt/Market Capitalisation)	**25.5%**	25.2%
Net Interest Bearing Debt/EBITDA* (times)	**2.59**	2.81
EBITDA Interest Cover (EBITDA/Net Interest expense) (times)	**7.38**	8.04

* Note that EBITDA used in this calculation is as reported. Under Sonic's senior bank debt covenants EBITDA is normalised for a full year's effect of acquisitions in the period and subject to other adjustments. Net Interest Debt/EBITDA for 2008 under Sonic's bank covenants was 2.47 times.

Sonic's net interest bearing debt at 30 June 2008 comprised:

	AUD $M Limit	**AUD $M Drawn**	**AUD $M Available**
Multicurrency syndicated senior bank facility	1,750	1,247	503
IPN bank facility	47	28	19
Minor debt/leasing facilities	n/a	27	n/a
Cash	n/a	(64)	64
Net interest bearing debt	1,797	1,238	586

During the year Sonic increased its multicurrency syndicated senior bank debt facility limits from A$1 Billion to A$1.75 Billion, with all existing syndicate members increasing their commitments and one additional bank joining the syndicate.

On 31 July 2008 Sonic established a new A$160 Million 3 year term bank debt facility to provide additional "headroom" for expansion on top of Sonic's existing facilities. The new facility was provided by two of the existing seven banks in Sonic's syndicated facility.

Sonic's senior debt facilities have expiry dates as follows:

	AUD $M Limit
15 March 2009	500
5 November 2010	47
15 March 2011	500
31 July 2011	160
29 October 2012	750
	1,957

Directors' report
(continued)

Review of operations (continued)

(c) Debt (continued)

Net interest bearing debt at 30 June 2008 comprised the following currencies:

	AUD $M Drawn
USD	614
Euro	555
GBP	49
NZD	9
AUD	24
CHF	(13)
	1,238

In Sonic's CEO and Managing Director's presentation on 21 August 2008, Sonic announced that it expected to have net debt at 30 September 2008 (following settlement of the GLP Medical Group, Clinical Laboratories of Hawaii, and IPN minority interest acquisitions) of ~A$1,670 Million (using foreign exchange rates at 18 August 2008), and therefore "headroom" under its existing debt facilities of ~A$310 Million. Sonic's headroom fluctuates with exchange rate movements as the facility limits are in AUD and segments drawn in other currencies are translated into AUD for comparison to the limits.

(d) Operational developments

The new Australian Federal Government is currently conducting reviews of the Government funding (via Medicare) of pathology and radiology, as the funding agreement between the Government and the industry for radiology expired on 30 June 2008, and the current pathology agreement expires on 30 June 2009. The inter-departmental committee reviews are expected to be completed by 31 December 2008. Input into the reviews from industry (via the industry associations) has been invited. Sonic does not expect the outcomes of the reviews to materially impact its future financial performance.

As advised in Sonic's announcement dated 20 March 2007 and in a media release dated 29 March 2007, Sonic was successful in its legal challenge against a decision to award a new community laboratory services contract in Auckland, New Zealand to a competitor. Sonic was awarded an interim contract as sole provider of community pathology services in the Auckland region of New Zealand for a minimum of 18 months from 1 July 2007. The competitor filed an appeal, which was heard in May 2008, with judgement handed down on 25 September 2008. The Appeal Court reversed the previous High Court decision. Sonic intends to apply for leave to appeal this judgment in the Supreme Court of New Zealand. Sonic will continue to work with the Auckland regional District Health Boards to deliver excellent service to the people of Auckland, and expects that Sonic's current contract will be extended for at least a further six months to allow time for the new appeal process. This contract represented ~3% of Sonic's 2008 revenue and EBITA.

Sonic's new headquarters and the new Douglass Hanly Moir Pathology central laboratory in Macquarie Park, Sydney commenced operations in late 2007. This state-of-the-art facility has significant capacity and will increase efficiencies in Sonic's Australian pathology operations in the medium term.

Significant changes in the state of affairs

Significant changes in the state of affairs of the Group during the course of the financial year included the following:

- In August 2007 the Group successfully completed an institutional private placement, raising A$400 Million of equity to fund acquisitions.

- In November 2007 A$64 Million of equity was raised from existing shareholders pursuant to a Shareholder Purchase Plan, at the same price per share (A$14.20) as the institutional placement.

- In July 2007 Sonic completed the acquisition of Sunrise Medical Laboratories (Long Island, New York), a high quality, high growth practice.

Significant changes in the state of affairs (continued)

- In September 2007 Sonic completed the acquisition of the Bioscientia Healthcare Group, one of Europe's largest and most prestigious laboratories, Sonic's second major transaction in the German laboratory market.

- In December 2007 Sonic completed the acquisition of the outstanding minority interests in the Schottdorf Group in Germany. This facilitates the capture of synergies with Sonic's other European laboratories.

Matters subsequent to the end of the financial year

Since the end of the financial year, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years, other than as follows:

- On 1 July 2008 Sonic completed the acquisition of 100% of the Labor 28 Group based in Berlin, Germany for a purchase price of ~€74 Million. The initial accounting for the acquisition has been determined only provisionally at the date of this report, given the recent settlement date. Sonic is still in the process of reviewing the acquisition balance sheet and identifying assets and liabilities not previously recorded, so as to determine the fair values of identifiable assets, liabilities, and contingent liabilities. Based on the provisional accounting the indicative fair value of net tangible assets acquired is ~€2 Million, with a provisional goodwill value of ~€72 Million.

- On 1 July 2008 Sonic acquired the Laboratory Prof. Krech Group, its second acquisition in Switzerland for a purchase price of ~CHF6 Million. The initial accounting for the acquisition has been determined only provisionally at the date of this report, given the recent settlement date. Sonic is still in the process of reviewing the acquisition balance sheet and identifying assets and liabilities not previously recorded, so as to determine the fair values of identifiable assets, liabilities, and contingent liabilities. Based on the provisional accounting the indicative fair value of net tangible assets acquired is ~CHF0.4 Million, with a provisional goodwill value of ~CHF5.6 Million.

- On 31 July 2008 Sonic established an additional A$160 Million three year term debt facility with two of its existing bankers, to re-establish "headroom" for expansion.

- On 20 August 2008 Sonic's Directors declared a final dividend of 32 cents per ordinary share payable on 9 October 2008. Sonic's Dividend Reinvestment Plan has been reinstated for this dividend with shareholders holding ~40% of Sonic's ordinary shares electing to participate. The balance (~$65 Million) of the 2008 final dividend not reinvested by shareholders in the DRP has been fully underwritten at an issue price of $12.92. Shares under the DRP will be issued on 9 October 2008 at a price of $12.72.

- On 1 September 2008 Sonic completed the acquisition of 100% of the GLP Medical Group based in Hamburg, Germany for a purchase price of ~€30 Million. Given this acquisition only recently settled, the process of determining the fair value of identifiable assets, liabilities, contingent liabilities, and the amount of goodwill arising from the acquisition has only just commenced.

- On 2 September 2008 Sonic completed the acquisition of 100% of Clinical Laboratories of Hawaii and its associated anatomical pathology practice, Pan Pacific Pathologists, for a purchase price of ~US$121 Million. Given this acquisition only recently settled, the process of determining the fair value of identifiable assets, liabilities, contingent liabilities, and the amount of goodwill arising from the acquisition has only just commenced.

- The Scheme of Arrangement under which Sonic will acquire all of the shares in Independent Practitioner Network Limited ("IPN") which it does not already own became effective on 16 September 2008, having been approved by IPN shareholders and the Federal Court of Australia, and will be implemented on 30 September 2008. Sonic will pay ~A$75.6 Million for the shares plus ~A$2.4 Million to cancel options over unissued IPN shares.

Likely developments and expected results of operations

Sonic's main focus during the 2009 and future financial years will be to continue to grow shareholder value through both acquisitions and organic growth, and by extracting efficiencies from its existing businesses, particularly in our three major markets of Australia, Europe and the USA.

Sonic continues to target further acquisitions in the US and Europe and expects significant growth in these large fragmented laboratory markets over the coming years.

On 21 August 2008 Sonic provided guidance to the market in relation to forecast results for the 2009 financial year as follows:

Revenue growth	>15%*
EPS growth	>10%*

* above 2008 financial year figures

The guidance is subject to assumptions regarding foreign exchange and interest rate movements and excludes any acquisitions not already announced.

Further information on likely developments in the operations of the Group and the expected results of operations have not been included in this report because the directors believe it would prejudice Sonic's competitive position in the market place.

Information on directors

(a) Directors' profiles

Barry Patterson
Chairman
A.S.M.M., M.I.M.M., F.A.I.C.D.

Mr Patterson is a qualified engineer and has a corporate mining background, but in more recent years has held directorial positions in a number of both public and private companies. Mr Patterson is considered to be an independent director and is the Chairman of both the Remuneration Committee and the Nominations Committee, and is a member of the Audit Committee. Mr Patterson is currently Chairman and a non-executive director of Silex Systems Limited (since 1992).

Dr Colin Goldschmidt
Managing Director
M.B., B.Ch., F.R.C.P.A., F.A.I.C.D.

Dr Goldschmidt was the Medical Director of Douglass Hanly Moir Pathology before he became the Managing Director of Sonic Healthcare Limited and its subsidiaries in 1993. He joined the company after completing his Australian Pathology Fellowship training in Sydney in 1986. Dr Goldschmidt is a member of the Risk Management Committee and the Nominations Committee. Dr Goldschmidt is currently a non-executive director of Silex Systems Limited (since 1992), a non-executive director of Independent Practitioner Network Limited ("IPN") (since August 2005) and a member of the IPN Nominations Committee, and was formerly a non-executive director of SciGen Ltd from 1999 to October 2005.

Christopher Wilks
Finance Director
B.Comm. (Univ Melb), A.S.A., F.C.I.S., F.A.I.C.D.

Mr Wilks has a background in chartered accounting and investment banking. He was previously a partner in a private investment bank and has held directorships for a number of public companies. Mr Wilks has been a director of Sonic since 1989 and is the Chairman of the Risk Management Committee. He is a non-executive director of IPN (since August 2005), an executive director of Silex Systems Limited (since 1988), and was formerly a non-executive director of SciGen Ltd from 1999 to October 2005.

Peter Campbell
F.C.A., F.T.I.A., F.A.I.C.D.

Mr Campbell is a Chartered Accountant with his own practice based in Sydney. He is a Fellow of the Institute of Chartered Accountants in Australia, the Taxation Institute of Australia and the Australian Institute of Company Directors. He is a Registered Company Auditor. Mr Campbell is considered to be an independent director and is the Chairman of the Audit Committee and a member of both the Remuneration Committee and the Nominations Committee. Mr Campbell is currently a non-executive director of Silex Systems Limited (since 1996), Admerex Limited (since January 2007) and also of QRxPharma Limited (since April 2007).

Dr Philip Dubois
M.B., B.S., F.R.C.R., F.R.A.N.Z.C.R, F.A.I.C.D.

Dr Dubois is Chairman of the Sonic Imaging Executive Committee and is Chairman and CEO of Queensland X-Ray. A neuroradiologist and nuclear imaging specialist, he is currently an Associate Professor of Radiology at University of Queensland Medical School. He has served on numerous government and craft group bodies. He is currently Vice-President of the Australian Diagnostic Imaging Association (ADIA), and a Councillor and the Radiology Craft Group Representative of the Australian Medical Association (AMA). Dr Dubois is a member of Sonic's Risk Management Committee. Dr Dubois is a non-executive director of Magnetica Limited (since December 2004).

Information on directors (continued)

Colin Jackson
O.A.M., F.C.P.A., F.C.A., F.A.I.C.D.

Mr Jackson is a senior executive director of Sonic Healthcare, with a background in professional accounting practice and laboratory management. He plays an active role at Sonic corporate level and, as Vice-President of the Australian Association of Pathology Practices, represents Sonic at national industry level. Mr Jackson was the Chief Executive Officer of Diagnostic Services Pty Limited (Sonic's Tasmanian practice) for 11 years to 2006. He is a Fellow of the Australian Society of Certified Practising Accountants, the Australian Institute of Company Directors and the Institute of Chartered Accountants in Australia. Mr Jackson is a Director and Treasurer of the Guide Dog Association of Victoria and a member of the Winston Churchill Fellowship Trust selection committee in Tasmania. He has until recently been a director of the Tasmanian Symphony Orchestra and is now Chairman of the Tasmanian Symphony Orchestra Foundation Limited. Mr Jackson was appointed as Chairman and non-executive director of IPN in August 2004, and was a member of the IPN Audit Committee from August 2004 until June 2006. He is currently Chairman of the IPN Nominations Committee and Remuneration Committee.

Lou Panaccio
B.Ec, C.A., M.A.I.C.D.

Mr Panaccio is a chartered accountant with strong management experience in business and healthcare services. He is currently Managing Director of the Monash IVF Group, non-executive Chairman of Health Networks Australia, non-executive Chairman of CPW Group and a non-executive director of the Inner Eastern Community Health Service in Victoria. He was formerly a non-executive director of Primelife Corporation Limited from 2001 until November 2005. Mr Panaccio was the Chief Executive Officer and an executive director of Melbourne Pathology for ten years to 2001. Mr Panaccio is considered to be an independent director and is a member of the Audit Committee.

Dr Hugh Scotton
M.B., B.S., F.R.A.N.Z.C.R., D.D.U., F.A.I.C.D.

Dr Scotton trained in radiology in Adelaide and Brisbane prior to entering private practice in the Hunter Valley in 1972. He was Chairman of Pacific Medical Imaging, incorporating radiology groups in the Hunter Valley, Sydney and Illawarra from 1999 until the acquisition of the group in 2001 by Sonic. Prior to the formation of Pacific Medical Imaging, Dr Scotton was Chairman of the Hunter Imaging Group, the largest imaging practice in the Hunter Valley. He currently retains that position.

(b) Company secretary

Paul Alexander
B.Ec, C.A., F.Fin.

Mr Alexander has been the Group Financial Controller of Sonic Healthcare Limited since 1997 and Sonic's Company Secretary since 2001. Prior to joining Sonic, Mr Alexander gained 10 years experience in professional accounting practice, mainly with Price Waterhouse, and was also Financial Controller and Company Secretary of a subsidiary of a multinational company for two years. Mr Alexander is a non-executive director of IPN (since August 2005) and a member of the IPN Audit Committee (since June 2006).

Information on directors (continued)

(c) Directors' interests in shares and options as at 29 September 2008

Director's name	Class of shares	Number of shares	Interest	Number of options
B.S. Patterson	Ordinary	3,816,646	Beneficially	-
Dr C.S. Goldschmidt	Ordinary	300,000	Personally	4,000,000
	Ordinary	200,000	Beneficially	-
C.D. Wilks	Ordinary	198,750	Personally	2,300,000
	Ordinary	273,000	Beneficially	-
R.P. Campbell	Ordinary	-	-	-
Dr P.J. Dubois	Ordinary	25,350	Beneficially	-
C.J. Jackson	Ordinary	490,940	Personally	-
L.J. Panaccio	Ordinary	-	-	-
Dr H.F. Scotton	Ordinary	115,399	Personally	-
	Ordinary	65,795	Beneficially	-

Meetings of directors

The numbers of meetings of the company's Board of directors and of each board committee held during the year ended 30 June 2008, and the numbers of meetings attended by each director were:

	Full meetings of directors		Meetings of committees							
			Audit		Remuneration		Risk Management		Nominations	
	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held
B.S. Patterson	7	10	4	4	1	1	-	-	1	1
Dr C.S. Goldschmidt	10	10	-	-	-	-	3	3	1	1
C.D. Wilks	10	10	-	-	-	-	3	3	-	-
R.P. Campbell	9	10	4	4	1	1	-	-	1	1
Dr P.J. Dubois	10	10	-	-	-	-	3	3	-	-
C.J. Jackson	10	10	-	-	-	-	-	-	-	-
L.J. Panaccio	8	10	4	4	-	-	-	-	-	-
Dr H.F. Scotton	9	10	-	-	-	-	-	-	-	-

Insurance of officers

During the financial year, the company entered into agreements to indemnify all directors of the company that are named above and current and former directors of the company and its controlled entities against all liabilities to persons (other than the company or related entity) which arise out of the performance of their normal duties as director or executive officer unless the liability relates to conduct involving lack of good faith. The company has agreed to indemnify the directors and executive officers against all costs and expenses incurred in defending an action that falls within the scope of the indemnity and any resulting payments.

The directors' and officers' liability insurance provides cover against all costs and expenses involved in defending legal actions and any resulting payments arising from a liability to persons (other than the company or related entity) incurred in their position as a director or executive officer unless the conduct involves a wilful breach of duty or an improper use of inside information or position to gain advantage. The insurance policy does not allow disclosure of the nature of the liabilities insured against or the premium paid under the policy.

Directors' report
(continued)

Environmental regulation

The Group is subject to environmental regulation in respect of the transport and disposal of medical waste. The Group contracts with reputable, licensed businesses to dispose of waste and there have been no investigations or claims during the financial year. The directors believe that the Group has complied with all environmental regulations.

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Group are important.

Details of the amounts paid or payable to the auditor of the Group and Parent Company (PricewaterhouseCoopers), and the auditor of Independent Practitioner Network Limited (Deloitte Touche Tohmatsu) for non-audit services provided during the year are set out below.

The Board of directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the *Corporations Act 2001*. In the opinion of the directors none of the services provided undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 22.

During the year the following fees were paid or payable for non-audit services provided by the auditors of the Group and the Parent Company, and the auditor of Independent Practitioner Network Limited.

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$	$	**$**	$
PricewaterhouseCoopers – Australian firm				
Accounting and advisory services	**-**	45,700	**-**	-
Related practices of PricewaterhouseCoopers Australian firm (including overseas PricewaterhouseCoopers firms)				
Taxation compliance services	**-**	34,534	**-**	-
Deloitte Touche Tohmatsu – Australian firm				
Accounting and advisory services	**165,000**	-	**-**	-

Share options

Information on share options is detailed in Note 38 - Share based payments.

Rounding of amounts

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Remuneration report

The directors of Sonic Healthcare Limited present the Remuneration report for the year ended 30 June 2008 in accordance with section 300A of the Corporations Act.

Sonic Healthcare Limited's remuneration packages are structured and set at levels that are intended to attract, motivate and retain directors and executives capable of leading and managing the Group's operations, and to align remuneration with the creation of value for shareholders.

The Remuneration Committee, consisting of 2 non-executive independent directors, makes specific recommendations to the Board on remuneration packages and other terms of employment for the Managing Director and Finance Director and advises the Board in relation to equity based incentive schemes for other employees.

Sonic Healthcare Limited's remuneration policy links the remuneration of the Managing Director and the Finance Director to Sonic's performance through the award of conditional entitlements. These conditional entitlements (cash bonuses, share and share option grants) are dependant on the earnings per share performance of the Group and thus align reward with the creation of value for shareholders.

Remuneration and other terms of employment for other executives are reviewed annually by the Managing Director having regard to performance against goals set at the start of the year, performance of the entity or function of the Group for which they have responsibility, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, performance-related bonuses, share and option grants, and fringe benefits.

Cash bonuses and equity grants to other executive directors and employees are made solely at the discretion of the Managing Director, the Remuneration Committee and the Board of directors based on individual and company performance. These bonuses and option grants reward the creation of value for shareholders.

Remuneration of non-executive directors is determined by the board within the maximum amount approved by the shareholders. At a General Meeting on 31 July 2001 shareholders approved a maximum amount of $800,000 be available as remuneration for the services of the non-executive directors. Following a review of market practice and non-executive director fees for entities of similar size and complexity, the board resolved that with effect from 1 June 2006, the non-executive director fee of $50,000 per annum, which had remained unchanged for over seven years, be increased to $80,000 per annum plus $10,000 per annum for each board committee upon which the director serves. Options are not issued and bonuses are not payable to non-executive directors.

Other than contributions to superannuation funds during employment periods and notice periods under normal employment law and in certain executive service contracts, the Group does not contract to provide retirement benefits to directors or executives.

Remuneration report (continued)

Performance of the Group

Sonic Healthcare Limited's total shareholder return over the five year period to June 2008 was 167% (2007: 245%). This measure is calculated as the increase in share price over that period plus the dividends declared for those years (grossed up for franking credits) as a percentage of the share price at the start of the five year period. Earnings over the five year period were as follows:

	2003	2004	2005	2006	2007	2008	Compound Average Annual Growth Rate*
Core earnings per share (cps)	35.1	40.2	48.9	58.6	65.5	73.5	15.9%
Net profit attributable to members ($'000)**	92,434	108,212	135,353	172,029	198,072	245,116	21.5%

* The compound average annual growth rate is calculated over the five year period shown.
** Net profit attributable to members and core earnings per share have been restated to reflect the application of AIFRS in prior periods.

Key management personnel

(a) Directors

The following persons were directors of Sonic Healthcare Limited during the financial year:

Chairman – non-executive
B.S. Patterson

Executive directors

Dr C.S. Goldschmidt	*Managing Director*
C.D. Wilks	*Finance Director*
Dr P.J. Dubois	
C.J. Jackson	
Dr H.F. Scotton	

Non-executive directors
R.P. Campbell
L.J. Panaccio

(b) Other key management personnel

The following person also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position
D. Schultz	President and Chief Operating Officer, Sonic Healthcare USA, Inc.

All of the above persons were also key management personnel during the year ended 30 June 2007.

The Group operates via a decentralised federated structure whereby the Chief Executive Officers of individual operating entities have delegated authority for their local operations. The Group's Australian and New Zealand pathology and radiology activities are coordinated and controlled through the Pathology Sonic Executive Committee and the Imaging Sonic Executive Committee ("PSEC" and "ISEC" respectively). Dr C.S. Goldschmidt is Chairman of PSEC and a member of ISEC, Dr P.J. Dubois is Chairman of ISEC and C.D. Wilks is a member of both PSEC and ISEC. C.J. Jackson is an Executive Director of Sonic who is a member of PSEC, represents Sonic in industry matters and plays a role in Sonic's New Zealand operations, procurement and various projects and initiatives.

Remuneration report (continued)

(b) Other key management personnel (continued)

Due to the prominent executive roles performed by Dr C.S. Goldschmidt, Dr P.J. Dubois, C.J. Jackson and C.D. Wilks, management does not believe there are any other executives within the Group in the current or prior financial year meeting the definition of "key management personnel" other than D. Schultz, President and Chief Operating Officer of Sonic Healthcare USA, Inc., who has authority and responsibility for planning, directing and controlling the Group's US operations.

(c) Remuneration of directors and executives

Details of the nature and amount of each element of the remuneration of the key management personnel and other executives of the Group are set out below:

12 months to 30 June 2008

Name	Salary & fees $	Other benefits† $	Cash bonus $	Superannuation $	Long service leave accrual $
Dr C.S. Goldschmidt *Managing Director*	604,371	124,500	735,000	21,129	7,153
C.D. Wilks *Finance Director*	446,257	-	396,900	13,129	48,375
Dr P.J. Dubois *Director*	442,738	8,228	150,000	50,000	-
C.J. Jackson *Director*	444,853	-	-	20,147	(40,585)
Dr H.F. Scotton *Director*	326,481	-	-	102,328	-
B.S. Patterson *Chairman* *and non-executive Director*	100,916	-	-	9,084	-
R.P. Campbell *Non-executive Director*	75,687	-	-	34,313	-
L.J. Panaccio *Non-executive Director*	82,568	-	-	7,432	-
D. Schultz *^ President and COO Sonic Healthcare USA, Inc.	362,359	3,510	329,490	27,896	-
D. Byrne**^ *CEO* *The Doctors Laboratory*	446,528	61,936	1,022,987	343,622	-
Dr R. Prudo**^ *Executive Chairman* *The Doctors Laboratory*	350,691	77,258	708,165	470,923	-
G. Schottdorf***^ *CEO* *Schottdorf Group*	833,333	29,349	218,723	-	-
Dr M.W. Parmenter^ *Managing Director* *Independent Practitioner* *Network Limited*	511,871	-	147,000	13,129	-

† Other benefits include fringe benefits tax.

* D. Schultz is employed by Sonic Healthcare USA, Inc. and is remunerated in US dollars.

** D. Byrne and Dr R. Prudo are employed by The Doctors Laboratory Limited (TDL) in the United Kingdom. They are remunerated in British Pounds. The bonuses relate to securing the NHS Ealing contract amongst other financial incentives.

*** G. Schottdorf is employed by the Schottdorf Group in Germany and is remunerated in Euros.

^ Denotes one of the five highest paid executives of the Group as required to be disclosed under the Corporations Act 2001. The Parent Company does not have any executives as defined under the Corporations Act 2001.

Directors' report
(continued)

Remuneration report (continued)

(c) Remuneration of directors and executives (continued)

12 months to 30 June 2007

Name	Salary & fees $	Other benefits[†] $	Cash bonus $	Superannuation $	Long service leave accrual $
Dr C.S. Goldschmidt *Managing Director*	595,917	133,397	655,000	20,686	23,324
C.D. Wilks *Finance Director*	447,315	-	353,700	12,685	-
Dr P.J. Dubois *Director*	441,195	9,605	50,000	50,000	-
C.J. Jackson *Director*	435,571	2,987	60,000	18,010	(6,405)
Dr H.F. Scotton *Director*	319,784	-	-	109,242	-
B.S. Patterson *Chairman and non-executive Director*	100,842	-	-	9,158	-
R.P. Campbell *Non-executive Director*	-	-	-	110,000	-
L.J. Panaccio *Non-executive Director*	82,519	-	-	7,481	-
D. Schultz * *President and COO* *Sonic Healthcare USA, Inc.*	413,118	4,002	375,645	31,803	-
D. Byrne**^ *CEO* *The Doctors Laboratory*	494,140	67,508	555,590	144,163	-
Dr R. Prudo**^ *Executive Chairman* *The Doctors Laboratory*	278,832	80,213	282,891	468,987	-
Dr B. Schottdorf***^ *Executive Chairman* *Schottdorf Group*	961,973	28,540	-	-	-
G. Schottdorf***^ *CEO* *Schottdorf Group*	843,573	28,542	-	-	-
Dr M.W. Parmenter^ *Managing Director* *Independent Practitioner Network Limited*	486,871	-	375,000	13,129	-

† Other benefits include fringe benefits tax.

* D. Schultz is employed by Sonic Healthcare USA, Inc. and is remunerated in US dollars.

** D. Byrne and Dr R. Prudo are employed by The Doctors Laboratory Limited (TDL) in the United Kingdom. They are remunerated in British Pounds.

*** Dr B. Schottdorf and G. Schottdorf are employed by the Schottdorf Group in Germany. They are remunerated in Euros.

^ Denotes one of the five highest paid executives of the Group as required to be disclosed under the Corporations Act 2001.

Remuneration report (continued)

(c) Remuneration of directors and executives (continued)

Under the Executive Incentive Plan for Dr C.S. Goldschmidt and C.D. Wilks, ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited were issuable upon the achievement of performance conditions (as set out in (d) below). The fair values of the options and shares at the time of grant have been determined and have been allocated equally over the service periods up to the vesting dates. In addition to the remuneration disclosed above, the calculated values of shares and options allocated to Dr C.S. Goldschmidt for the 12 month period to 30 June 2008 were $261,025 and $4,995,949 respectively (2007: $203,961 and $3,946,493). In addition to the remuneration disclosed above, the calculated values of shares and options allocated to C.D. Wilks for the 12 month period to 30 June 2008 were $140,301 and $2,697,812 respectively (2007: $109,629 and $2,131,106). Of the options issuable under the Executive Incentive Plan, the maximum total value of the options yet to vest for Dr C.S. Goldschmidt is $7,813,986, and for C.D. Wilks $4,219,552. These maximum values represent the fair value of the options, determined at grant date, which are yet to be expensed. Of the total options issuable under the Executive Incentive Plan, 30% had vested at 30 June 2008. No options have been forfeited to date under the Executive Incentive Plan.

In addition to the remuneration disclosed above, the calculated value of options over unissued ordinary IPN shares allocated to Dr M.W. Parmenter for the 12 month period to 30 June 2008 was $195,785 (2007: $34,125). The fair value of the options at the time of grant has been determined and has been allocated equally over the service periods up to the vesting dates.

Cash bonuses, ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited are performance related components of Dr C.S. Goldschmidt's and C.D. Wilks' remuneration. In aggregate, these components make up 89% of Dr C.S. Goldschmidt's remuneration for the 12 months to 30 June 2008 (2007: 86%), and 86% of C.D. Wilks' remuneration for the 12 months to 30 June 2008 (2007: 85%). Cash bonuses are performance related components of Dr P.J. Dubois' and C.J. Jackson's remuneration. These components make up 23% of Dr P.J. Dubois' remuneration for the 12 months to 30 June 2008 (2007: 9%), and 0% of C.J. Jackson's remuneration for the 12 months to 30 June 2008 (2007: 12%).

Options over unissued ordinary shares in Sonic Healthcare Limited accounted for 59% of Dr C.S. Goldschmidt's remuneration for the 12 months to 30 June 2008. Options issued to Dr C.S. Goldschmidt during the 12 months to 30 June 2008 had an aggregate fair value of $3,990,000 (2007: $3,940,000). Options over unissued ordinary shares in Sonic Healthcare Limited accounted for 58% of C.D. Wilks' remuneration for the 12 months to 30 June 2008. Options issued to C.D. Wilks during the 12 months to 30 June 2008 had an aggregate fair value of $2,154,600 (2007: $2,127,600).

The relative proportions of conditional entitlements (including options) awarded to total remuneration for executives for the 12 months to 30 June 2008 were; D. Schultz 46% (2007: 47%), D. Byrne 55% (2007: 44%), Dr R. Prudo 44% (2007: 25%), G. Schottdorf 20% (2007: 0%), M.W. Parmenter 40% (2007: 45%), and in 2007 Dr B. Schottdorf 0%.

During the financial year 20,000 ordinary shares and 1,000,000 options over unissued ordinary shares in Sonic Healthcare Limited were issued to Dr C.S. Goldschmidt, and 10,750 shares and 540,000 options were issued to C.D. Wilks, under the Executive Incentive Plan. These performance related issues represented the short term and long term incentive awards in relation to the 2007 financial year. Since the end of the financial year, but prior to the date of this report, identical issues of ordinary shares and options over unissued ordinary shares have been made to Dr C.S. Goldschmidt and C.D. Wilks under the Executive Incentive Plan. These performance related issues represented the short term and long term incentive awards in relation to the 2008 financial year.

The maximum number of shares and options issuable in future years under the Executive Incentive Plan is nil shares and nil options.

The remuneration amounts disclosed relating to shares and options issued under the Executive Incentive Plan represent the assessed fair values at the date they were granted allocated equally over the service periods up to the vesting dates. Fair values for these shares and options have been determined using a pricing model consistent with the Black Scholes methodology that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the current price and expected price volatility of the underlying share, the expected dividend yield and risk-free interest rate for the term of the option. Sonic has applied no discount to the calculated fair value of these options for service continuity risk.

Remuneration report (continued)

(c) Remuneration of directors and executives (continued)

The assessed fair value at grant date of IPN options granted to Dr M.W. Parmenter is allocated equally over the period from grant date to vesting date, and the amount is noted above. Fair values at grant date are independently determined using a binomial approximation option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. IPN has applied a discount to the calculated fair value of these options for service continuity risk.

(d) Service agreements

None of the directors of Sonic Healthcare Limited has a service contract. Rather the terms and entitlements of employment are governed by normal employment law.

Remuneration arrangements for Dr C.S. Goldschmidt and C.D. Wilks were revised in February 2004, with effect from 1 July 2003, following a detailed review by the Remuneration Committee and subsequent approval by shareholders at the 2004 and 2005 Annual General Meetings. The key terms of the revised arrangements, (the "Executive Incentive Plan") which ran for 5 consecutive years until 30 June 2008, are set out below. The Remuneration Committee is currently in the process of developing new remuneration and incentive structures (including taking external advice) for Dr C.S. Goldschmidt and C.D. Wilks to apply for the 2009 and future financial years.

Dr C.S. Goldschmidt

- Base salary, inclusive of superannuation of $750,000 per annum.

Short term incentives:

- Cash bonus, paid half yearly based on a 1,000,000 multiple of earnings per share for each 6 month period.
- Issue of 20,000 ordinary shares per annum if core earnings per share were at least 10% higher than the previous year. If core earnings per share growth fell below 10%, no shares were to be issued. However, if core earnings per share growth in the subsequent year exceeded 10% and made up for the previous year's shortfall, then the prior year's shares that were foregone would be issued.

Long term incentive:

- Issue of 1,000,000 options per annum exercisable at $7.50 (Sonic's share price at the time (February 2004) the arrangements were agreed between the Remuneration Committee and the Executive Directors) if core earnings per share increased at least 10% (compounded) each year over a base set for the 2004 financial year of $0.42. If this growth was not achieved in one year but was made up in the subsequent year, then the previously forfeited options would be issued. Up to 50% of the options may be exercised 24 months from the date of issue and 100% may be exercised 36 months from the date of issue. The options expire after 60 months from the date of issue. These options are an equity settled share based payment.

C.D. Wilks

- Base salary, inclusive of superannuation of $460,000 per annum.

Short term incentives:

- Cash bonus, paid half yearly based on a 540,000 multiple of earnings per share for each 6 month period.
- Issue of 10,750 ordinary shares per annum if core earnings per share were at least 10% higher than the previous year. If core earnings per share growth fell below 10%, no shares were to be issued. However, if core earnings per share growth in the subsequent year exceeded 10% and made up for the previous year's shortfall, then the prior year's shares that were foregone would be issued.

Long term incentive:

- Issue of 540,000 options per annum exercisable at $7.50 (Sonic's share price at the time (February 2004) the arrangements were agreed between the Remuneration Committee and the Executive Directors) if core earnings per share increased at least 10% (compounded) each year over a base set for the 2004 financial year of $0.42. If this growth was not achieved in one year but was made up in the subsequent year, then the previously forfeited options would be issued. Up to 50% of the options may be exercised 24 months from the date of issue and 100% may be exercised 36 months from the date of issue. The options expire after 60 months from the date of issue. These options are an equity settled share based payment.

Remuneration report (continued)

(d) Service agreements (continued)

Service agreements for other executives are detailed below.

D. Schultz
No formal service contract exists. The terms and entitlements of employment are governed by normal employment law. The key terms are as follows:
- Base salary of US$340,000.
- Cash bonus arrangement (capped at 100% of base salary) based on the satisfaction of performance conditions relating to the earnings of the Group's US operations.

D. Byrne
Following the expiry of the initial term of the service contract established on the acquisition of TDL, a rolling service contract prevails with the following key terms:
- Base salary of £229,000 per annum, plus superannuation and other benefits to be reviewed annually.
- Cash bonus arrangement based on the satisfaction of performance conditions relating to the earnings of TDL (capped at 200% of base salary).
- Twelve month notice period by either party.

Dr R. Prudo
Following the expiry of the initial term of the service contract established on the acquisition of TDL, a rolling service contract prevails with the following key terms:
- Base salary of £252,000 per annum, plus superannuation and other benefits to be reviewed annually.
- Cash bonus arrangement based on the satisfaction of performance conditions relating to the earnings of TDL (capped at 200% of base salary).
- Twelve month notice period by either party.

G. Schottdorf
Following the acquisition of the Schottdorf Group, a rolling service contract was established with the following key terms:
- Base salary of €508,000.
- Cash bonus arrangement (capped at €330,000) based on the satisfaction of performance conditions relating to the earnings of the Schottdorf Group.
- Twelve month notice period by either party.

Dr M.W. Parmenter
Following Dr M.W. Parmenter's appointment as Managing Director of IPN (9 January 2006), a rolling service agreement was established with the following key terms:
- Base salary, inclusive of superannuation, for the year ended 30 June 2008 of $525,000 to be reviewed annually by the Remuneration Committee of IPN.
- Notice period of 3 months to be provided if employee terminates and notice period of 6 months to be provided if employer terminates.
- In the event that the position is made redundant as a result of Sonic acquiring 100% of the issued share capital of IPN, the employee is entitled to one month's salary for each completed year of service.

Remuneration report (continued)

(e) Share Trading Policy

Under the Sonic Share Trading Policy, all Sonic Healthcare employees are prohibited from buying or selling Sonic Healthcare shares at any time they are aware of any material price sensitive information that has not been made public, and are reminded of the laws against "insider trading".

Certain "Designated Officers", including all directors and senior executives, are also prohibited from trading in periods other than in 8 week windows following the release of half year and full year results, and 2 week periods following Sonic Healthcare's provision to the market at any time of definitive guidance regarding the next result to be released. Exceptions to this prohibition can be approved by the Chairman (for other directors) or the Managing Director (for all other employees) in circumstances of financial hardship. All trading by Designated Officers must be notified to the Company Secretary. Prohibitions also apply to trading in financial instruments related to Sonic's shares and to trading in the shares of other entities using information obtained through employment with Sonic. In addition the Managing Director and Finance Director are required to obtain approval from the Chairman of the Remuneration Committee before selling any shares.

A recent policy addition prohibits Designated Officers from entering into transactions in products which limit the economic risk of participating in unvested entitlements under any equity-based remuneration schemes. Designated Officers are required to commit to this by signing the Share Trading Policy and will forfeit their equity reward should they be found to be in breach.

All Sonic Healthcare share dealings by directors are promptly notified to the Australian Securities Exchange (ASX) in accordance with Sonic's Continuous Disclosure obligations.

This report is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Director

C.D. Wilks
Director

Sydney
30 September 2008

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the audit of Sonic Healthcare Limited for the year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Sonic Healthcare Limited and the entities it controlled during the period.

B K Hunter
Partner
PricewaterhouseCoopers

Sydney
30 September 2008

Corporate Governance Statement

The board of Sonic Healthcare continues to place great importance on the governance of the company, which it believes is vital to its well-being and success. There are two elements to the governance of companies: performance and conformance. Both are important, but it is critical that focus on conformance does not detract from the principal function of a business, which is to undertake prudent activities to:

- generate rewards for shareholders who invest their capital,
- provide services of value to customers, and
- provide meaningful employment for employees,

and to do so in a way that contributes positively to the community.

In this framework, it is crucial that shareholders have clear visibility of the actions of the Group and that they can rely on reported financial information. The Sonic board has committed itself to provide relevant, accurate information to shareholders on a timely basis and has adopted policies and procedures designed to ensure that the Group's financial reports are true and fair, meet high standards of disclosure integrity and provide all material information necessary to understand the Group's financial performance.

Sonic's board and management are committed to governance which recognises that all aspects of the Group's operations are conducted ethically, responsibly and with the highest standards of integrity. The board has adopted practices and policies designed to achieve these aims. In March 2003, the ASX Corporate Governance Council published its principles of Good Corporate Governance and Best Practice Recommendations (Recommendations). In August 2007, the ASX Corporate Governance Council published its second edition of Corporate Governance Principles and Recommendations (Revised Recommendations) to apply to financial years commencing on or after 1 January 2008. Sonic has applied the original Recommendations during the 2008 financial year, but has also taken steps during the year towards compliance with the Revised Recommendations from 1 July 2008. Sonic's board continues to review and improve Sonic's compliance with the Recommendations, implementing change in a prudent manner. Sonic's website (www.sonichealthcare.com) includes a Corporate Governance section which sets out the information required by the Recommendations plus other relevant information, including copies of all Policies, Charters and Codes referred to herein.

Sonic's Code of Ethics and Core Values (discussed below) set out the fundamental principles that govern the way that all Sonic people conduct themselves. Sonic's Core Values apply equally to every employee of Sonic and were formulated with significant input from Sonic's staff. They have been embraced throughout the Group. Sonic's Core Values are:

- Commit to Service Excellence
  To willingly serve all those with whom we deal with unsurpassed excellence.

- Treat each other with Respect & Honesty
  To grow a workplace where trust, team spirit and equity are an integral part of everything we do.

- Demonstrate Responsibility & Accountability
  To set an example, to take ownership of each situation to the best of our ability and to seek help when needed.

- Be Enthusiastic about Continuous Improvement
  To never be complacent, to recognise limitations and opportunities for ourselves and processes and to learn through these.

- Maintain Confidentiality
  With regard to patient records and all information pertaining to patients as well as other professional and commercial issues.

A description of the company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place throughout the year. Any issues of current non-compliance with the Recommendations are specifically noted and explained.

Corporate governance statement
(continued)

1. Board of directors

(a) Role of the board

The Board of directors is accountable to shareholders for the performance of the company and the Group and is responsible for the corporate governance practices of the Group. The board's principal objective is to increase shareholder value while ensuring that the Group's overall activities are properly managed.

Sonic's corporate governance practices provide the structure which enables the board's principal objective to be achieved, whilst ensuring that the business and affairs of the Group are conducted ethically and in accordance with the law.

The board's overall responsibilities include:

- providing strategic direction and approving corporate strategies,
- monitoring management and financial performance and reporting,
- monitoring and ensuring the maintenance of adequate risk management controls and reporting mechanisms, and
- ensuring the business is conducted ethically and transparently.

The board delegates responsibility for day-to-day management of the business to the Managing Director and senior executives. The Managing Director also oversees the implementation of strategies approved by the board. The board uses a number of committees to support it in matters that require more intensive review and involvement. Details of the board committees are provided below.

As part of its commitment to good corporate governance, the board regularly reviews the practices and standards governing the board's composition, independence and effectiveness, the accountability and compensation of directors (and senior executives) and the board's responsibility for the stewardship of the Group.

The role and responsibilities of the board, the functions reserved for the board and those delegated to management have been formalised in the Sonic Board Charter.

(b) Composition of the board

The directors of the company in office at the date of this statement are:

Name	*Age*	*Term of office (Years)*	*Position*	*Expertise*	*Committees*
Mr Barry Patterson	67	15	Chairman Non-Executive, independent Director	Company Management	Chairman of Remuneration and Nominations Committees, member of Audit Committee
Dr Colin Goldschmidt	54	15	Managing Director	Healthcare Industry and Company Management	Member of Risk Management and Nominations Committees
Mr Chris Wilks	50	18	Finance Director	Finance, Accounting, Banking, Secretarial and Company Management	Chairman of Risk Management Committee
Mr Peter Campbell	63	15	Non-Executive, independent Director	Finance and Accounting, Computing and Company Management	Chairman of Audit Committee, member of Remuneration and Nominations Committees
Dr Philip Dubois	62	7	Executive Director	Radiology Industry and Company Management	Member of Risk Management Committee
Mr Colin Jackson	60	8	Executive Director	Finance, Pathology Industry and Company Management	
Mr Lou Panaccio	51	3	Non-Executive, independent Director	Finance, Pathology Industry and Company Management	Member of Audit Committee
Dr Hugh Scotton	66	7	Executive Director	Radiology Industry and Company Management	

1. Board of directors (continued)

(b) Composition of the board (continued)

The composition of Sonic's board is consistent with the principle of medical management and leadership, which has been a core strategy of Sonic since 1992. Sonic's Managing Director is a qualified pathologist, and the board also includes two radiologists, ensuring that it has the capacity to understand complex medical issues and be in close touch with the medical marketplace. The presence of medical practitioners on Sonic's board also gives comfort both to referring doctors (Sonic's customers) and to owners of diagnostic practices which Sonic seeks to acquire. This strategy has resulted in a board which has a relatively high proportion of executive directors.

Dr Dubois, Mr Jackson and Dr Scotton were appointed to the board following acquisitions of practices in which they held leadership positions. Their presence on the board has played an important role in consolidating several of the larger independent practices acquired by Sonic into a cohesive group.

Sonic's non-executive directors, including the Chairman, are considered independent and perform major roles in the board committees.

For the reasons described above, Sonic does not comply with ASX Corporate Governance Council Recommendation 2.1: "A majority of the board should be independent directors". Due to the importance to Sonic of medical leadership and representation of major medical practice subsidiaries on the board, it is envisaged that Sonic will not fully comply with Recommendation 2.1 in the short to medium term. However, the establishment of a Nominations Committee in July 2003, the retirement of two executive directors at the 2003 Annual General Meeting and the appointment of Mr Lou Panaccio (June 2005) as an additional independent director were significant steps towards compliance.

The board has resolved that the position of Chairman of the board be held by an independent director, and the position of Chairman and Managing Director will be held by different persons. The board has also resolved that the mere fact that a director has been in office for a period greater than 10 years does not change that director's status as an independent. The board has specifically considered the position of Mr Barry Patterson and Mr Peter Campbell and has determined that they are independent.

The size and composition of the board is determined by the full board acting on recommendations of the Nominations Committee. Sonic's constitution requires that the board comprise no more than 12 and no less than 3 directors at any time. Sonic's constitution also requires all directors, other than the Managing Director, to offer themselves for re-election at an Annual General Meeting, such that they do not hold office without re-election for longer than three years.

(c) Board meetings

The board meets formally at least 10 times a year to consider a broad range of matters, including strategy, financial performance reviews, capital management and acquisitions. Details of meetings (both full board and committees) and attendances are set out in the Directors' report.

(d) Independent professional advice and access to information

Each director has the right to seek independent professional advice at the company's expense. However, prior approval of the Chairman is required, which is not unreasonably withheld.

All directors have unrestricted access to company records and information and receive detailed financial and operational reports from senior management during the year to enable them to carry out their duties. Directors also liaise with senior management as required and may consult with other employees and seek additional information on request.

(e) Conflicts of interest of directors

The board has guidelines dealing with disclosure of interests by directors and participation and voting at board meetings where any such interests are discussed. In accordance with the Corporations Act, any director with a material personal interest in a matter being considered by the board does not receive the relevant board papers, must not be present when the matter is being considered, and may not vote on the matter.

1. Board of directors (continued)

(f) Share trading

Under Sonic's Share Trading Policy, all Sonic employees are prohibited from buying or selling Sonic shares at any time they are aware of any material price sensitive information that has not been made public, and are reminded of the laws against "insider trading". Certain "Designated Officers", including all directors and senior executives, are also prohibited from trading in periods other than in 8 week windows following the release of half year and full year results, and 2 week periods following the provision to the market at any time by Sonic of definitive guidance regarding the next result to be released. Exceptions to this prohibition can be approved by the Chairman (for other directors) or the Managing Director (for all other employees) in circumstances of financial hardship. All trading by Designated Officers must be notified to the Company Secretary. Prohibitions also apply to trading in financial instruments related to Sonic's shares, including products which limit the economic risk of option or share holdings in Sonic, and to trading in the shares of other entities using information obtained through employment with Sonic. In addition, the Managing Director and Finance Director are required to obtain approval from the Chairman of the Remuneration Committee before selling any shares. All Sonic share dealings by directors are promptly notified to the Australian Securities Exchange (ASX).

2. Board committees

To assist the board in fulfilling its duties, there are currently four board committees whose terms of reference and powers are determined by the board. Details of committee meetings and attendances are set out in the Directors' report.

(a) Remuneration Committee

The role of the Remuneration Committee is to review and make recommendations to the board on remuneration packages and policies applicable to the Managing Director and Finance Director and to advise the board in relation to equity based incentive schemes for other employees. In addition, the Committee ensures appropriate disclosure is provided to shareholders in relation to remuneration policies and that equity based remuneration is within plans approved by shareholders. The Remuneration Committee, when deemed necessary, obtains independent advice on the appropriateness of remuneration packages.

The members of the Remuneration Committee during the year were:

Mr B.S. Patterson (Chairman)
Mr R.P. Campbell

The Remuneration Committee operates under a formal Charter and meets on an as required basis.

The current remuneration for non-executive directors is $80,000 per annum plus $10,000 per annum for each board committee upon which they serve. The maximum total remuneration per annum for non-executive directors of $800,000 was approved by shareholders in July 2001. Options are not issued and bonuses are not payable to non-executive directors. No retirement benefit schemes (other then statutory superannuation) apply to non-executive directors. Further details of Sonic's remuneration policies for executive directors and senior executives of the company, and the relationship between such policy and the company's performance are provided in the Directors' report.

(b) Audit Committee

The principal role of the Audit Committee is to provide the board, investors, owners and stakeholders with confidence that the financial reports for the company represent a true and fair view of the company's financial condition and operational results in all material respects, and are in accordance with relevant accounting standards.

The members of the Audit Committee are:

Mr R.P. Campbell (Chairman)
Mr L.J. Panaccio
Mr B.S. Patterson

The external auditors, the Managing Director and the Finance Director are invited to Audit Committee meetings at the discretion of the Committee.

2. Board committees (continued)

(b) Audit Committee (continued)

The responsibilities of the Audit Committee are set out in its Charter and include:

- assisting the board in its oversight responsibilities by monitoring and advising on:
  - the integrity of the financial statements of the company,
  - the company's accounting policies and practices in accordance with current and emerging accounting standards,
  - the external auditors' independence and performance,
  - compliance with legal and regulatory requirements and policies in this regard,
  - compliance with the policy framework in place from time to time, and
  - internal controls, and the overall efficiency and effectiveness of financial operations.
- providing a forum for communication between the board, executive management and external auditors.
- providing a conduit to the board for external advice on audit and financial risk management.

In fulfilling its responsibilities, the Audit Committee receives regular reports from management and the external auditors. It also meets with the external auditors at least twice a year, and more frequently if necessary, and reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved. The external auditors have a clear line of direct communication at any time to either the Chairman of the Audit Committee or the Chairman of the board.

The Audit Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

(c) Risk Management Committee

The members of the Risk Management Committee are:

Mr C.D. Wilks (Chairman)
Dr C.S. Goldschmidt
Dr P.J. Dubois

The Risk Management Committee's responsibilities are set out in its Charter and include:

- assisting the board in its oversight responsibilities by monitoring and advising on:
  - the management of operational risks, including but not limited to:
    - the company's insurance program
    - environmental risks
    - disaster recovery strategy
    - litigation against the company
    - industry related regulatory compliance.
  - compliance with the policy framework in place from time to time.
  - internal controls over operational risks.
  - the company's overall operational risk management program.
- providing a forum for communication between the board, management and external risk management advisors.
- providing a conduit to the board for external advice on operational risk management.

The Risk Management Committee does not have any responsibility in relation to strategic and financial risk management, which is the responsibility of the company's Audit Committee.

The Committee meets at least twice per year.

Corporate governance statement
(continued)

2. Board committees (continued)

(d) Nominations Committee

The Nominations Committee's role, as set out in its Charter, is to:

- review the board structure.
- advise the board on the recruitment, appointment and removal of directors.
- assess and promote the enhancement of competencies of directors.
- review board succession plans.
- make recommendations on remuneration of non-executive directors.

Members of the Nominations Committee are:

Mr B.S. Patterson (Chairman)
Mr R.P. Campbell
Dr C.S. Goldschmidt

The Committee meets on an as required basis.

3. Identifying and managing business risks

Sonic recognises that risk management is an integral part of good management and corporate governance practice and is fundamental to driving shareholder value across the business.

Sonic views the management of risk as a core managerial capability. Risk management is strongly promoted internally and forms part of the performance evaluation of key executives.

(a) Responsibilities

The board determines the overall risk profile of the business and is responsible for monitoring and ensuring the maintenance of adequate risk management controls and reporting mechanisms.

To assist the board in fulfilling its duties, it is aided by the Audit Committee (in relation to strategic and financial risk management) and the Risk Management Committee (in relation to operational and compliance risk management). The board has delegated to these Committees responsibility for ensuring:

- the company's material business risks, including strategic, financial, operational and compliance risks, are identified,
- systems are in place to assess, manage, monitor and report on those risks, and that those systems are operating effectively,
- management compliance with board approved policies,
- internal controls are operating effectively across the business, and
- all Group companies are in compliance with laws and regulations relating to their activities.

The Audit Committee and Risk Management Committee update the board on all relevant matters.

Management is responsible for the identification, assessment and management of business risks, and it reports on these matters, including the effectiveness of the management of Sonic's material business risks, to the Audit Committee and Risk Management Committee through various mechanisms depending on the nature of the risks.

3. Identifying and managing business risks (continued)

(b) Risk management systems and processes

Sonic's activities across all of its operating entities are subject to regular review and continuous oversight by executive management and the board committees. The Chief Executive Officers of the individual operating companies are responsible for the identification and management of risk within their business. To assist in this, executive management has developed an effective control environment to help manage the significant risks to its operations, both locally and overseas. This environment includes the following components:

- clearly defined management responsibilities, management accountabilities and organisational structures,
- established policies and procedures that are widely disseminated to, and understood by, employees,
- regular internal review of policy compliance and the effectiveness of systems and controls, in particular, through Sonic's Business Assurance Program, an internal audit function,
- comprehensive training programs for staff in relation to pathology and radiology operational practices and compliance requirements,
- strong management reporting framework for both financial and operational information,
- creation of an open culture to share risk management information and to continuously improve the effectiveness of Sonic's risk management approach,
- benchmarking across operations to share best practice and further reduce the operational risk profile,
- Sonic Core Values, a uniting code of conduct embraced by Sonic employees,
- centrally administered Group insurance program ensuring a consistent and adequate approach across all operating areas, and
- the appointment during the year of a professional Risk Manager to better coordinate the company's approach to material business risk management.

(c) Regulatory compliance

Sonic's pathology and radiology activities are subject to Commonwealth and State law in Australia, and similar regulatory control in offshore locations. These laws cover such areas as laboratory and collection centre operations, workplace health and safety, radiation safety, privacy of information and waste management.

Sonic's network of pathology laboratories, collection centres and radiology centres are required to meet and remain compliant with set performance criteria determined by government and industry bodies.

To support this, Sonic's operating policies and procedures are overseen by internal quality assurance and workplace health and safety managers who review operational compliance.

In addition, practising pathologists and radiologists are required to be registered and licensed in accordance with Medical Board and Government regulations. The accreditation and licensing of locations, equipment and personnel is subject to regular, random audits by Government experts and medical peer groups. Sonic also undertakes internal reviews to ensure continued best practice and compliance.

Sonic's established procedures, focus on best practice, medical leadership model, structured staff training and the external review activities serve to mitigate operational risk and support regulatory compliance.

(d) Managing Director and Finance Director certification

Sonic has adopted a policy requiring the Managing Director and the Finance Director to provide the Board with written certification in relation to its financial reporting processes. For the 2008 financial year, the Managing Director and Finance Director made the following certifications:

- that the financial records of the company have been properly maintained,
- that the financial statements and notes comply in all material respects with the accounting standards,
- that the financial statements and notes give a true and fair view, in all material respects, of the company's financial condition and operational results, and
- that the statements above are founded on a sound system of risk management and internal control which operates effectively in all material respects in relation to financial reporting risks.

Corporate governance statement
(continued)

4. Ethical standards

The company has adopted a Code of Ethics policy that outlines the standards required, so that the directors and management conduct themselves with the highest ethical standards. All employees of the company and its controlled entities are informed of the Code. The directors regularly review this code to ensure it reflects best practice in corporate governance. The Code is further supported by the Sonic Core Values.

5. Continuous disclosure

The Company Secretary has been nominated as the person responsible for communications with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

Sonic has formalised its policies and procedures on information disclosure in a Policy on Continuous Disclosure. The Policy focuses on continuous disclosure of any information concerning the company and its controlled entities that a reasonable person would expect to have a material effect on the price of the company's securities, and sets out management's responsibilities and reporting procedures in this regard.

All information disclosed to the ASX is then immediately posted on the company's website. Presentations to analysts on aspects of the company's operations are released to the ASX and posted on the company's website.

6. The role of shareholders

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the Group's state of affairs. Information is communicated to shareholders as follows:

- the annual report is available to all shareholders on the company's website and is distributed to those shareholders who elect to receive it. The board ensures that the annual report includes relevant information about the operations of the Group during the year, changes in the state of affairs of the Group and details of likely future developments, in addition to the other disclosures required by law; and
- proposed major changes in the Group which may impact on share ownership rights are submitted to a vote of shareholders.

To further facilitate communication with shareholders, the company has established electronic shareholder communication processes via its Share Registry. Shareholders are able to access online annual reports, notices of meetings, proxy forms and voting, and receive electronic statements (e.g. holding statements) by email. The company has an arrangement with eTree by which it donates $1 to Landcare Australia for each shareholder email address recorded.

The board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the Group's strategy and goals. Important issues are presented to the shareholders as single resolutions.

The shareholders are responsible for voting on the appointment of directors.

7. External auditors

The company's policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually. Sonic requires its external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the auditor's report. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee.

8. Performance evaluation of the board, its committees and directors, and key executive officers

(a) The board and its committees

The board carries out an annual evaluation of its own performance in meeting its key responsibilities in accordance with the Board Charter, by undertaking the following activities:

- the Chairman discusses with each director their individual performance and ideas for improvement based on surveys completed by each director assessing their own and each other directors' performance, and
- the board as a whole discusses and analyses its own performance, including suggestions for change or improvement and assessment of the extent to which the board has discharged its responsibilities as set out in the Board Charter.

The performance review covers matters such as contribution to strategy development, interaction with management, operation and conduct of meetings, and specific performance objectives for the year ahead.

The board also obtains feedback on their performance and operations from key people such as the external auditors.

Each committee of the board is required to undertake an annual performance evaluation and report the results of this review to the board.

Performance evaluation results are discussed by the board, and initiatives are undertaken, where appropriate, to strengthen the effectiveness of the board's operation and that of its committees. The board periodically reviews the skills, experience and expertise of its directors and its practices and procedures for both the present and future needs of the company.

(b) The Managing Director and Finance Director

The performances of the Managing Director and Finance Director are formally reviewed by the board. The performance criteria include:

- economic results of the Group,
- fulfilment of objectives and duties,
- personnel and resource management,
- personal conduct and Sonic Core Values,
- corporate governance and compliance,
- risk management, and
- feedback from clients and investors.

Performance evaluation results are considered by the Remuneration Committee in determining the level and structure of remuneration for the Managing Director and Finance Director.

(c) Key executives

The Managing Director evaluates key executives at least annually with qualitative and quantitative measures against agreed business and personal objectives. These business and personal objectives are consistent with those used in the performance reviews for the Managing Director and Finance Director.

Contents

Income statements

For the year ended 30 June 2008

	Notes	Consolidated Group		Parent Company	
		2008	2007	**2008**	2007
		$'000	$'000	**$'000**	$'000
Revenue from operations	3	**2,365,014**	1,877,682	**227,458**	143,239
Other income	4	**15,313**	8,399	**-**	1,659
Total revenue		**2,380,327**	1,886,081	**227,458**	144,898
Labour and related costs		**(1,054,236)**	(846,022)	**(322)**	(326)
Consumables used		**(395,265)**	(286,927)	**(27)**	(42)
Operating lease rental expense	5	**(116,254)**	(84,287)	**(12)**	-
Depreciation and amortisation of physical assets	5	**(75,909)**	(62,105)	**-**	-
Borrowing costs expense	5	**(73,795)**	(54,302)	**(35,311)**	(1,305)
Transportation		**(71,595)**	(51,420)	**-**	-
Utilities		**(53,512)**	(42,345)	**(611)**	(355)
Repairs and maintenance		**(48,902)**	(42,113)	**(49)**	-
Amortisation of intangibles	5	**(5,906)**	(2,633)	**-**	-
Fair value adjustment to investment properties	15	**-**	-	**(10,200)**	-
Other expenses from ordinary activities		**(153,086)**	(123,471)	**(3,945)**	(955)
Profit from ordinary activities before income tax expense		**331,867**	290,456	**176,981**	141,915
Income tax (expense)/benefit	7	**(81,461)**	(80,402)	**4,845**	(3,902)
Profit from ordinary activities after income tax expense		**250,406**	210,054	**181,826**	138,013
Net (profit) attributable to minority interests		**(5,290)**	(11,982)	**-**	-
Profit attributable to members of Sonic Healthcare Limited	30(b)	**245,116**	198,072	**181,826**	138,013

		Cents	Cents
Basic earnings per share	40	**75.0**	66.6
Diluted earnings per share	40	**73.5**	65.5

The above income statements should be read in conjunction with the accompanying notes.

Balance sheets

As at 30 June 2008

	Notes	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Current assets					
Cash assets and cash equivalents	41(a)	**63,865**	35,960	**687**	792
Other financial assets (interest rate hedges)	8	**4,710**	4,759	**-**	-
Receivables	9	**314,151**	247,601	**819,615**	494,372
Inventories	10	**41,342**	32,429	**-**	-
Other	11	**23,775**	20,650	**222**	168
Total current assets		**447,843**	341,399	**820,524**	495,332
Non-current assets					
Receivables	12	**3,872**	4,245	**43,740**	11,239
Other financial assets (investments)	13	**11,618**	6,931	**1,831,882**	1,255,816
Property, plant and equipment	14	**424,966**	371,226	**-**	57,533
Investment properties	15	**16,500**	-	**109,163**	46,495
Intangible assets	16	**2,700,231**	2,149,437	**-**	-
Deferred tax assets	17	**22,259**	24,932	**-**	-
Other	18	**1,712**	2,292	**-**	-
Total non-current assets		**3,181,158**	2,559,063	**1,984,785**	1,371,083
Total assets		**3,629,001**	2,900,462	**2,805,309**	1,866,415
Current liabilities					
Payables	19	**187,808**	158,356	**414,438**	383,281
Interest bearing liabilities	20	**510,348**	455,689	**32,938**	143,847
Current tax liabilities	21	**19,615**	4,888	**1,369**	-
Provisions	22	**93,994**	78,639	**-**	-
Other financial liabilities (interest rate hedges)	23	**7,269**	542	**-**	-
Other	24	**12,159**	7,468	**-**	-
Total current liabilities		**831,193**	705,582	**448,745**	527,128
Non-current liabilities					
Interest bearing liabilities	25	**791,702**	719,567	**517,704**	-
Deferred tax liabilities	26	**5,685**	11,076	**1,539**	1,226
Provisions	27	**35,450**	19,413	**-**	-
Other	28	**2,892**	6,379	**-**	-
Total non-current liabilities		**835,729**	756,435	**519,243**	1,226
Total liabilities		**1,666,922**	1,462,017	**967,988**	528,354
Net assets		**1,962,079**	1,438,445	**1,837,321**	1,338,061
Equity					
Parent Company interest					
Contributed equity	29	**1,709,577**	1,242,859	**1,746,088**	1,278,267
Reserves	30(a)	**(8,895)**	12,397	**40,608**	29,052
Accumulated profits	30(b)	**249,308**	164,220	**50,625**	30,742
Total Parent Company interest		**1,949,990**	1,419,476	**1,837,321**	1,338,061
Minority interests		**12,089**	18,969	**-**	-
Total equity		**1,962,079**	1,438,445	**1,837,321**	1,338,061

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of recognised income and expense

For the year ended 30 June 2008

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Exchange differences on translation of foreign operations	**(34,997)**	(14,141)	-	-
Cash flow hedges (net of tax)	**(1,788)**	1,007	-	-
Revaluation of property	**3,875**	-	-	-
Actuarial gains on retirement benefit obligations (net of tax)	**1,915**	-	-	-
Net movements recognised directly in equity	**(30,995)**	(13,134)	-	-
Profit for the year	**250,406**	210,054	**181,826**	138,273
	219,411	196,920	**181,826**	138,273
Attributable to:				
Members of Sonic Healthcare Limited	**213,814**	186,951	**181,826**	138,273
Minority interests	**5,597**	9,969	-	-
	219,411	196,920	**181,826**	138,273
Effect of change in accounting policies				
Total equity at the beginning of the financial year	**1,438,445**	-	**1,338,061**	1,219,159
Adjustment for change of accounting policy to:				
Accumulated profit	-	-	-	27,342
Restated total equity at the beginning of the financial year	**1,438,445**	-	**1,338,061**	1,246,501
Profit as reported in the 2007 financial report	-	210,054	-	128,773
Change in accounting policy	-	-	-	9,240
Restated profit	-	210,054	-	138,013

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

Cash flow statements

For the year ended 30 June 2008

	Notes	Consolidated Group		Parent Company	
		2008	2007	**2008**	2007
		$'000	$'000	**$'000**	$'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**2,428,021**	1,919,997	**108**	57
Payments to suppliers and employees (inclusive of goods and services tax)		**(1,975,469)**	(1,536,825)	**(2,807)**	(1,858)
		452,552	383,172	**(2,699)**	(1,801)
Dividends received from controlled entities		**-**	-	**169,025**	124,360
Interest received		**8,909**	3,829	**12,930**	2,721
Other revenue from controlled entities		**-**	-	**14,095**	15,684
Borrowing costs		**(71,904)**	(53,632)	**(29,733)**	(878)
Income taxes paid		**(57,672)**	(65,434)	**(32,109)**	(44,453)
Reimbursements received from tax consolidated entities		**-**	-	**43,682**	37,170
Net cash inflow from operating activities	41(b)	**331,885**	267,935	**175,191**	132,803
Cash flows from investing activities					
Payment for purchase of controlled entities, net of cash acquired	32(c)	**(683,468)**	(486,101)	**-**	-
Payments for property, plant and equipment, and intangibles		**(142,824)**	(129,206)	**(17,562)**	(43,767)
Proceeds from sale of non-current assets		**9,286**	6,281	**-**	-
Payments for investments		**(4,341)**	(2,186)	**(560,447)**	(149,881)
Loans to controlled entities		**-**	-	**(354,430)**	(72,577)
Payments from restructuring and surplus leased space provisions		**(847)**	(5,386)	**-**	-
Repayment of loans by other entities		**11,328**	4,796	**-**	-
Repayment of loans by controlled entities		**-**	-	**-**	-
Loans to other entities		**(7,984)**	(3,620)	**-**	-
Net cash (outflow) from investing activities		**(818,850)**	(615,422)	**(932,439)**	(266,225)
Cash flows from financing activities					
Proceeds from issues of shares and other equity securities		**462,392**	4,119	**462,297**	3,949
Proceeds from borrowings		**1,751,675**	733,808	**968,172**	147,953
Loans from controlled entities		**-**	-	**55,968**	109,227
Repayment of borrowings		**(1,549,594)**	(283,954)	**(567,341)**	-
Dividends paid to company's shareholders	6	**(161,953)**	(127,054)	**(161,953)**	(127,054)
Dividends paid to minority interests in subsidiaries		**(527)**	(2,604)	**-**	-
Net cash inflow from financing activities		**501,993**	324,315	**757,143**	134,075
Net increase/(decrease) in cash and cash equivalents		**15,028**	(23,172)	**(105)**	653
Cash and cash equivalents at the beginning of the financial year		**35,960**	68,156	**792**	139
Effects of exchange rate changes on cash and cash equivalents		**12,877**	(9,024)	**-**	-
Cash and cash equivalents at the end of the financial year	41(a)	**63,865**	35,960	**687**	792
Financing arrangements	20,25				
Non-cash financing and investing activities	41(c)				

The above cash flow statements should be read in conjunction with the accompanying notes.

Contents

Note 1 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

The financial report includes separate financial statements for Sonic Healthcare Limited as an individual entity ("Parent Company"), and financial statements for the Consolidated Group ("the Group") consisting of Sonic Healthcare Limited and its subsidiaries. The financial statements were authorised for issue by the directors on 30 September 2008.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRS

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the consolidated financial statements and notes of Sonic Healthcare Limited comply with International Financial Reporting Standards ("IFRS"). The Parent Company financial statements and notes also comply with IFRS.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss and by investment properties which are held at fair value.

Working capital deficiency

The Group is required to disclose the $500 Million tranche of its syndicated senior bank debt facility which expires in March 2009 as a current liability as at 30 June 2008. As a result the Consolidated Group Balance Sheet shows a deficiency of working capital of $383.4 Million. The Group intends to refinance or extend most or all of this tranche over coming months, and foresees no difficulties in doing so given the strong relationships Sonic has with its existing syndicate of seven banks (as evidenced by the recent establishment of an additional $160 Million facility with two of those banks), its prudent credit metrics, and its strong and reliable operating cashflows. Any portion of the tranche not refinanced will be repaid out of existing unutilised credit lines. The financial statements have therefore been prepared on a "going concern" basis.

(b) Principles of consolidation

The Consolidated Group financial statements incorporate the assets and liabilities of all entities controlled by Sonic Healthcare Limited as at 30 June 2008 and the results of all controlled entities for the year then ended. Sonic Healthcare Limited and its controlled entities together are referred to in this financial report as the Group or the Consolidated Group.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests in the results and equity of controlled entities are shown separately in the consolidated income statement and balance sheet respectively. The Group applies a policy of treating transactions with owners of minority interests in its subsidiaries as transactions with parties external to the Group. The acquisition by the Group of minority interests results in the recognition of goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.

Where control of an entity is obtained during a reporting period, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a reporting period its results are included for that part of the period during which control existed.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 1(e)). Investments in subsidiaries are accounted for at cost in the individual financial statements of Sonic Healthcare Limited.

Note 1 Summary of significant accounting policies (continued)

(c) Income tax

The income tax expense or benefit for the period is the tax payable or receivable on the current period's taxable income based on the income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Parent Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax liabilities for taxable temporary differences relating to goodwill are recognised to the extent they do not arise from the initial recognition of goodwill.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax Consolidation Legislation

Sonic Healthcare Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation with effect from 30 June 2004, and have notified the Australian Taxation Office of this event. The head entity, Sonic Healthcare Limited, and the controlled entities in the tax consolidated group account for their own deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone tax payer in its own right. In addition to its own current and deferred tax amounts Sonic Healthcare Limited, as the head entity in the tax consolidated group, also recognises the current tax liabilities (or assets) assumed from the controlled entities in the tax consolidated group. Under tax sharing and funding agreements amounts receivable or payable between the tax consolidated entities are recognised within amounts receivable/payable to controlled entities.

(d) Foreign currency translation

(i) *Functional and presentation currency*

Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The Group's financial statements are presented in Australian dollars, which is Sonic Healthcare Limited's functional and presentation currency.

(ii) *Transactions*

Foreign currency transactions are initially translated into the functional currency using the rates of exchange prevailing at the date of the transaction. At the balance sheet date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting foreign exchange differences are recognised in the income statement except where they are deferred in equity as cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

(iii) *Foreign controlled entities*

The assets and liabilities of foreign controlled entities are translated into Australian currency at rates of exchange current at the balance sheet date, while their income and expenses are translated at the average of rates prevailing during the year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

Differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity are taken directly to the foreign currency translation reserve.

Note 1 Summary of significant accounting policies (continued)

(e) Business combinations

The purchase method of accounting is used for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, equity instruments issued or liabilities undertaken at the date of acquisition, plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Identifiable assets acquired and liabilities and contingent liabilities assumed in an acquisition are measured initially at their fair values at the acquisition dates, irrespective of the extent of any minority interest. Goodwill is brought to account on the basis described in Note 1(m)(i).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired exceeds the cost of acquisition, the difference, representing a discount on acquisition, is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

(f) Revenue recognition

Revenue is measured at fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, duties and taxes paid. The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. Revenue is recognised for the major business activities as follows:

(i) *Medical services*
Medical services revenue is recognised on a completed test or service basis.

(ii) *Other services*
Revenue from other services is recognised when the service has been provided.

(iii) *Rental income*
Rental income is recognised on a straight-line basis over the term of the lease.

(iv) *Government grants*
Government grants are recognised at their fair value where there is reasonable assurance that these grants will be received and the Group has complied with all attached conditions. At the time of income recognition, there are no unfulfilled conditions or other contingencies attached to these grants. Government grants related to income are presented as a credit in the income statement and are recognised as income on a systematic and rational basis over the periods necessary to match them with the related costs.

(g) Receivables

All trade debtors are initially recognised at their fair value being the amounts receivable. Trade debtors are generally required to be settled within 30 days.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off in the period in which they are identified. A provision for impairment of receivables is raised during the year where there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables and adjusted following a review of all outstanding amounts at the balance sheet date.

Note 1 Summary of significant accounting policies (continued)

(h) Inventories

Inventories, comprising consumable stores stock, are valued at the lower of cost and net realisable value. Costs are assigned to individual items of inventory on the first in, first out (FIFO) basis.

(i) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(j) Investments and other financial assets

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

With the exception of loans and receivables and held-to-maturity investments which are measured at amortised cost (refer below), fair value is the measurement basis. Changes in fair value are either taken to the income statement or an equity reserve depending upon the classification of the investment.

(i) Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. The assets in this category are classified as current assets.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the reporting date, which are classified as current assets.

(iv) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Investments are designated as available for sale if they do not have fixed maturities, and fixed or determinable payments and management intends to hold them for the medium or long term.

(v) Recognition and derecognition

Investments are initially recognised at fair value plus transaction costs associated with the investment for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Note 1 Summary of significant accounting policies (continued)

(j) Investments and other financial assets (continued)

(vi) Subsequent measurement

Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as 'available-for-sale' are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of any quoted investments accounted at 'fair value through profit and loss' are based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and appropriate pricing models.

(vii) Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

(k) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Depreciation is calculated using the straight-line method to allocate the net cost of each item of property, plant and equipment (excluding land), net of their residual values over their estimated useful lives to the Group. Land is not depreciated. Estimates of remaining useful lives and residual values are made on a regular basis for all assets, with annual reassessments for major items. The estimated useful lives are as follows:

Buildings and improvements	40 years
Plant and equipment	3 - 15 years

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the Group, whichever is the shorter (generally 7- 40 years).

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value of the asset is greater than its estimated recoverable amount. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of fair value less costs to sell and value in use. An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

(l) Leases

Finance leases, which transfer to Sonic substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are charged to the income statement.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Note 1 Summary of significant accounting policies (continued)

(l) Leases (continued)

Leases in which substantially all the risks and rewards of ownership of the asset are not transferred to the Group as lessee are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Future payments for surplus leased space under non-cancellable operating leases are recognised as a liability, net of sub-leasing revenue, in the period in which it is determined that the leased space will be of no future benefit to the Group.

(m) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of the business combination over the acquirer's interest in the net fair value of identifiable assets and liabilities acquired at the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Any goodwill acquired is allocated to each of the cash-generating units ("CGUs") expected to benefit from the combination's synergies. The goodwill allocated to the CGUs for the purpose of assessing impairment are identified according to business segment (pathology and radiology) and country of operation (Australia and New Zealand, UK, US, and Germany and Switzerland). Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii) Intangible assets acquired from a business combination

Intangible assets acquired from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

Where amortisation is charged on assets with finite lives, this expense is taken to the income statement.

Intangible assets (other than software development costs) created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

Intangible assets are tested for impairment where an indicator of impairment exists, and in the case of indefinite life intangibles annually, either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Included in intangibles is the value of certain brand names acquired as part of the purchase of certain pathology businesses and controlled entities. No deferred tax assets relating to these brand names have been recognised.

The Group's brand names have been assessed as having an indefinite useful life after consideration of the following factors:

- the length of time during which the brand name has been in use.
- the stability of the healthcare industry.
- the market perception and recognition of the brands which have consistently facilitated the retention and growth of revenue in both the local and national market places.
- active promotion of the brands in the marketplace.
- brand names are a registered legal trademark of the business. The registration of brands is renewable at minimal cost and minimal difficulty.

Note 1 Summary of significant accounting policies (continued)

(m) Intangible assets (continued)

(iii) Software development

Expenditure on software development is capitalised when it is probable that the project will, after considering its commercial and technical feasibility, be completed and the costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs. Capitalised software development costs are recorded as finite life intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its estimated useful life of 10 years. Capitalised development expenditure is stated at cost less accumulated amortisation. The carrying value is reviewed for impairment annually, or more frequently if an indicator of impairment arises.

Gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

(n) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(o) Interest bearing liabilities

All loans and borrowings are initially recognised at fair value. Thereafter interest bearing loans and borrowings are measured at amortised cost using the effective interest method. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(p) Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. Changes in fair value are either taken to the income statement or an equity reserve (refer below). The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

- hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges);
- hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedges), or;
- hedges of a net investment in a foreign operation (net investment hedges).

The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in note 42. Movements in the hedging reserve in shareholders' equity are shown in note 30.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Note 1 Summary of significant accounting policies (continued)

(p) Derivative financial instruments (continued)

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expense.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss. The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the income statement within borrowing costs expense.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

The fair value of the Group's cash flow hedges are determined by external advisors using appropriate valuation techniques.

(iii) Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity. The gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement within other income or other expenses.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

(iv) Derivatives that do not qualify for hedge accounting

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement and are included in other income or other expenses.

(q) Fair valuation estimation

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii) Investment property

The fair values of the property portfolio are based on market values, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion, and are supported by regular independent valuations.

(iii) Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business.

(iv) Trade and other receivables

The carrying value less impairment provision of trade and other receivables are assumed to approximate their fair values due to their short term nature.

Note 1 Summary of significant accounting policies (continued)

(q) Fair valuation estimation (continued)

(v) *Derivatives*
The fair value of interest rate swap contracts is calculated as the present value of the estimated future cash flows.

(vi) *Non-derivative financial liabilities*
The carrying value of non-derivative financial liabilities are assumed to approximate their fair value due to their short term nature.

(vii) *Share based payment transactions*
The fair value of shares and options at grant date have been determined using a pricing model consistent with the Black Scholes methodology. Inputs to the valuation model include the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the current price and expected price volatility of the underlying share, the expected dividend yield and risk-free interest rate for the term of the option.

(r) Employee benefits

(i) *Wages and salaries, annual leave*
Liabilities for wages and salaries and annual leave are recognised, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) *Long service leave*
The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the current provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the non-current provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii) *Retirement benefit obligations*
Certain employees of the Group are entitled to benefits from defined contribution superannuation plans on retirement, disability or death. The defined contribution plans receive fixed contributions from Group companies and the Group's legal or constructive obligation is limited to these contributions.

Contributions to the defined contribution plans are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

The Group also has defined benefit plans in relation to certain non-Australian employees, which provide defined lump sum benefits based on years of service and final average salary.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using the projected unit credit method. Consideration is given to expected future wages and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Note 1 Summary of significant accounting policies (continued)

(r) Employee benefits (continued)

(iii) Retirement benefit obligations (continued)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the period in which they occur, outside profit or loss directly in the statement of recognised income and expense.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

(iv) Profit sharing and bonus plans

A liability for employee benefits in the form of profit sharing and bonus plans is recognised in other creditors when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(v) Employee benefit on-costs

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(vi) Equity-based compensation benefits

Share based compensation benefits are provided to employees under various plans. Information relating to these plans is set out in Note 38.

The fair value of equity remuneration granted under the various employee plans is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the shares and options ("the vesting period").

The fair value at grant date is determined using a pricing model consistent with the Black Scholes methodology that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the arrangement.

The fair value of the options and shares granted is adjusted to reflect market vesting conditions but excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of shares and options that are expected to vest. At each balance sheet date, the entity revises its estimate of the number of shares and options that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate.

No expense is recognised for shares and options that do not ultimately vest due to a failure to meet a non-market vesting condition.

Upon the exercise of options, the balance of the share based payments reserve relating to those options is transferred to share capital.

The dilutive effect, if any, of outstanding shares and options is reflected as additional share dilution in the calculation of diluted earnings per share.

Note 1 Summary of significant accounting policies (continued)

(r) Employee benefits (continued)

(vi) *Equity-based compensation benefits (continued)*
The Parent Company issues options to employees of subsidiary companies as part of the Group's remuneration strategy. When options are exercised, the subsidiary company reimburses the Parent Company for the excess of the market price at the time of exercise over the exercise price. These amounts are credited to contributed equity in the Parent Company's accounts, and eliminated on consolidation.

(vii) *Termination benefits*
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(s) Borrowing costs
Borrowing costs include:

- interest on bank overdrafts, short term and long term borrowings, including amounts paid or received on interest rate swaps
- amortisation of discounts or premiums relating to borrowings
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings
- finance lease charges

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. In these circumstances, borrowing costs are capitalised to the cost of the assets using the weighted average interest rate applicable to the entity's outstanding borrowings during the year.

(t) Contributed equity
Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition.

(u) Cash and cash equivalents
Cash and cash equivalents includes cash at bank and in hand, and deposits at call with financial institutions which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(v) Earnings per share

(i) *Basic earnings per share*
Basic earnings per share is calculated by dividing net profit after income tax attributable to members of the Parent Company by the weighted average number of ordinary shares on issue during the financial year.

(ii) *Diluted earnings per share*
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Note 1 Summary of significant accounting policies (continued)

(w) Segment information

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. The carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage.

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arms-length" basis and are eliminated on consolidation.

(x) Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of a financial year but not distributed at balance date.

(y) Repairs and maintenance

Plant and equipment and premises occupied require repairs and maintenance from time to time in the course of operations. The costs associated with repairs and maintenance are charged as expenses as incurred, except where they relate to an improvement in the useful life of an asset, in which case the costs are capitalised and depreciated in accordance with Note 1(k).

(z) Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group). A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

(aa) Investment property

Investment property for the Consolidated Group, principally comprising freehold office buildings, is held for long term rental yields and is not occupied by the Group. Investment property for the Parent Company comprises freehold office/laboratory buildings held for long term rental, mainly to certain subsidiaries. Investment property is carried at fair value, which is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods such as recent prices in less active markets or discounted cash flow projections. Changes in fair values are recorded in the income statement as part of other income.

(ab) Provisions

Provisions are recognised when the Group has a present legal, equitable or constructive obligation as a result of past transactions or other past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. Any increase in the provision due to the passage of time is recognised as interest expense.

Surplus leased space provisions are recognised where the Group has identified surplus lease space for premises under non-cancellable operating leases. Surplus leased space provisions are based on rental lease commitments and expected sublease income over the term of the lease and are amortised to the profit and loss on a straight line basis over the term of the lease.

Restructuring provisions are recognised where the Group has completed a business combination where there is a detailed formal plan for the restructure, and a present obligation immediately prior to the business combination and its execution was not conditional upon it being acquired by the Group.

Note 1 Summary of significant accounting policies (continued)

(ac) Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(ad) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

(ae) Significant accounting estimates and assumptions

The preparation of financial statements in conformity with AIFRS requires the use of estimates and assumptions of future events to determine the carrying amounts of certain assets and liabilities. Key estimates and assumptions used in the preparation of the financial report are:

Impairment of goodwill and intangibles with indefinite useful lives
Sonic determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in Note 16.

Share based payment transactions
Sonic measures the cost of equity settled share based payments at fair value at the grant date using a pricing model consistent with the Black Scholes methodology, taking into account the terms and conditions upon which the instruments were granted, as discussed in Note 38.

Provisional accounting of business combinations
Sonic provisionally accounts for certain business combinations where the Group is in the process of ascertaining the fair values of the identifiable assets, liabilities and contingent liabilities acquired. In doing so, Sonic has relied on the best estimate of the identifiable assets, liabilities and contingent liabilities as disclosed in Note 32, until the quantification and treatment of items under review is complete.

Pension benefits
The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. These assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Market yields on government bonds are used in countries where there is no deep market in corporate bonds.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in Note 27.

Note 1 Summary of significant accounting policies (continued)

(af) New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not applicable for the Group for the financial year end 30 June 2008. The Group and the Parent Company have elected not to early adopt these new standards and interpretations. An assessment of the future impact of the new standards and interpretation is set out below.

(i) AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8

AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 requires adoption of a "management approach" to segment reporting. The information to be reported is required to reflect that used by the key decision-makers internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group will adopt AASB 8 from 1 July 2009. Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. However, it is not expected to affect net profit or the balance sheet.

(ii) Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]

The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January 2009. It has removed the option to expense all borrowing costs and will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. There will be no impact on the financial report of the Group, as the Group already capitalises borrowing costs relating to qualifying assets.

(iii) AASB-I 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

AASB-I 14 will be effective for annual reporting periods commencing on or after 1 January 2008. It provides guidance on the maximum amount that may be recognised as an asset in relation to a defined benefit plan and the impact of minimum funding requirements on such an asset. The Group will apply AASB-1 14 from 1 July 2008, but it is not expected to have any impact on the Group's financial statements as none of the Group's defined benefit plans are in a surplus position.

(iv) Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101

The revised AASB 101 issued in September 2007 is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or a reclassification of items in the financial statements, it will also need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period. The Group will apply the revised statement from 1 July 2009.

(v) AASB 2008-1 Amendments to Australian Accounting Standard – Share based Payments: Vesting Conditions and Cancellation

AASB 2008-1 was issued in February 2008 and will become applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard clarifies that vesting conditions comprise service conditions and performance conditions only, and that other features of a share based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 July 2009, but it is not expected to affect the accounting for the Group's share based payments.

Note 1 Summary of significant accounting policies (continued)

(af) New accounting standards and interpretations (continued)

(vi) *AASB 3 (revised) Business Combinations Revised AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127*
Revised accounting standards for business combinations and consolidated financial statements were issued in March 2008 and are operative for annual reporting periods beginning on or after 1 July 2009, but may applied earlier. The Group will apply the revised standards from 1 July 2009. The new rules generally apply only prospectively to transactions that occur after the application date of the standard. Their impact will therefore depend on whether the Group will enter into any business combinations or other transactions that affect the level of ownership held in controlled entities in the year of initial application.

(vii) *AASB 2008-7 Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*
In July 2008, the AASB approved amendments to AASB 1 First-time Adoption of International Financial Reporting Standards and AASB 127 Consolidated and Separate Financial Statements. The new rules will apply to financial reporting periods commencing on or after 1 January 2009. The Group will apply the revised rules prospectively from 1 July 2009. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary's fair value.

(viii) *AASB-I 16 – Hedges of a Net Investment in a Foreign Operation*
AASB-I 16 was issued in August 2008 and applies to reporting periods commencing on or after 1 October 2008. The interpretation clarifies which foreign currency risks qualify as hedged risk in the hedge of a net investment in a foreign operation and that hedging instruments may be held by any entity or entities within the group. It also provides guidance on how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. The Group will apply the interpretation prospectively from 1 July 2009. There will be no significant changes to the Group's accounting for existing hedges of the net investments in foreign operations.

(ix) *AASB 2008-2 Amendments to Australian Accounting Standards - Puttable Financial Instruments and Obligations Arising on Liquidation [AASB 7, AASB 101, AASB 132, AASB 139 and Interpretation 2]*
The amendments made by AASB 2008-2 in March 2008 relate to puttable financial instruments and instruments that require the entity to pay the holder a pro-rata share of the entity's net assets on liquidation. The revised standards have to be applied from 1 January 2009. Under the revised rules, the relevant instruments will be classified as equity if certain conditions are satisfied. As the Group has not issued any such instruments, the amendments will not have any effect on the Group's or the parent entity's financial statements.

(x) *AASB 2008-8 Amendment to IAS 39 Financial Instruments: Recognition and Measurement*
The amendments are effective for accounting periods beginning on or after 1 July 2009 and must be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The Group will apply the amended standard from 1 July 2009. It is currently reviewing its hedging transactions to determine whether there will be an impact on the financial report when the standard is first applied.

(xi) *AASB 2008-5, AASB 2008-6 - Improvements to International Financial Reporting Standards – Amendments to International Financial Reporting Standards*
The amendments will be applied by the Group from 1 July 2009.

Note 1 Summary of significant accounting policies (continued)

(ag) Change in accounting policies

(i) Change in accounting policy – AASB 2 – Group and Share Treasury Share Transactions (AASB Interpretation 11)

There has been a change in accounting policy arising from the initial adoption of AASB Interpretation 11. Previously the fair value of equity remuneration granted under various employee plans was recognised in the income statement of the Parent Company only. The fair value of options and shares granted is now recognised in the subsidiary where the recipient of the equity remuneration is employed.

The Interpretation has been applied retrospectively to the previously reported results of the Parent Company with an increase in profit after tax at 30 June 2007 of $6,962,000. In addition there was an increase at 1 July 2006 in retained earnings of $11,641,000 and an increase in other financial assets of $18,603,000. There is no impact on the current or prior reporting periods of applying AASB Interpretation 11 for the Consolidated Group.

(ii) Change in accounting policy – Investment Properties

There has been a change in accounting policy for investment properties which are now carried at fair value rather than at cost less accumulated depreciation. The change was made to provide more relevant values for the investment properties in the financial statements now that the Consolidated Group has an investment property available for lease to external parties.

The change in accounting policy has been applied retrospectively to the previously reported results of the Parent Company with an increase in profit after tax at 30 June 2007 of $2,278,000 due to a reduction in the depreciation expense of $644,000 and the recognition of a fair value gain of $1,634,000. In addition there was an increase at 1 July 2006 in retained earnings of $15,701,000 and an increase in the carrying value of investment properties of $15,701,000. There is no impact on the current or prior reporting periods to the Consolidated Group of applying this change in accounting policy as the Consolidated Group had no investment properties until the 2008 year.

Note 2 Segment information

Business segments
The Group's primary segment reporting format is business segments. The Group delivers medical diagnostic services in the following segments:

(i) ***Pathology***
Pathology/clinical laboratory services provided in Australia, New Zealand, the United Kingdom, the United States of America, and Germany and Switzerland.

(ii) ***Radiology***
Radiology and diagnostic imaging services provided in Australia, New Zealand and in 2007, Hong Kong.

(iii) ***Other***
Includes the corporate office function and other minor operations, as well as the consolidated results of Independent Practitioner Network Limited (IPN).

Geographical segments
The Group operates predominantly in three geographical areas:

(i) ***Australia/New Zealand***
The home country of the Parent Company and New Zealand, incorporating both pathology/clinical laboratory and radiology activities. This segment also includes the consolidated results of IPN.

(ii) ***The United States of America***
This segment comprises pathology/clinical laboratory operations.

(iii) ***Europe and Other***
Includes results of the Group's pathology/clinical laboratory operations in the United Kingdom, Germany, Switzerland and in 2007, radiology in Hong Kong. None of these constitutes a separately reportable segment.

Note 2 Segment information (continued)

Primary Reporting – Business Segments

2008	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated Group $'000
Revenue					
External sales	1,914,338	331,389	110,378	-	2,356,105
Inter segment sales	364	296	3,990	(4,650)	-
Other income	440	1,530	13,343	-	15,313
Total segment revenue	1,915,142	333,215	127,711	(4,650)	2,371,418
Interest income					8,909
Total segment revenue					**2,380,327**
Result					
Segment result before interest and tax	365,675	40,547	(9,469)	-	396,753
Unallocated net interest expense					(64,886)
Profit before tax					331,867
Income tax expense					(81,461)
Profit after income tax expense					**250,406**
Segment assets*	2,861,535	548,068	1,519,502	(1,300,104)	**3,629,001**
Segment liabilities**	448,673	269,658	46,652	(400,111)	364,872
Unallocated liabilities					1,302,050
Total liabilities					**1,666,922**
Acquisition of property, plant and equipment and identifiable intangible assets***	89,896	40,221	46,586	-	**176,703**
Depreciation and amortisation expense	45,235	28,935	7,645	-	**81,815**
Other non cash expenses****	2,035	1,132	10,755	-	**13,922**

* Segment assets for pathology and radiology include the goodwill relating to these segments. Eliminations of segmental assets represent the investments held in the 'other' business segment. Inter-segment receivables are also included in the relevant business segment.

** Segment liabilities exclude interest bearing liabilities which are deemed an unallocated liability. Inter-segment payables are included in the relevant business segment.

*** Note that this includes property, plant and equipment and identifiable intangible assets acquired as part of business acquisitions.

****Other non-cash expenses include share based payments expense.

Note 2 Segment information (continued)

Primary Reporting – Business Segments

2007	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated Group $'000
Revenue					
External sales	1,460,989	326,257	86,607	-	1,873,853
Inter segment sales	182	366	3,444	(3,992)	-
Other income	266	59	8,074	-	8,399
Total segment revenue	1,461,437	326,682	98,125	(3,992)	1,882,252
Interest income					3,829
Total segment revenue					**1,886,081**
Result					
Segment result before interest and tax	302,141	45,177	(6,389)	-	340,929
Unallocated net interest expense					(50,473)
Profit before tax					290,456
Income tax expense					(80,402)
Profit after income tax expense					**210,054**
Segment assets*	2,229,348	530,436	1,319,118	(1,178,440)	**2,900,462**
Segment liabilities**	333,618	231,452	43,445	(321,754)	286,761
Unallocated liabilities					1,175,256
Total liabilities					**1,462,017**
Acquisition of property, plant and equipment and identifiable intangible assets***	59,035	25,443	66,413	-	**150,891**
Depreciation and amortisation expense	31,649	28,086	5,003	-	**64,738**
Other non cash expenses****	6,406	1,242	8,072	-	**15,720**

* Segment assets for pathology and radiology include the goodwill relating to these segments. Eliminations of segmental assets represent the investments held in the 'other' business segment. Inter-segment receivables are also included in the relevant business segment.

** Segment liabilities exclude interest bearing liabilities which are deemed an unallocated liability. Inter-segment payables are included in the relevant business segment.

*** Note that this includes property, plant and equipment and identifiable intangible assets acquired as part of business acquisitions.

****Other non-cash expenses include share based payments expense.

Note 2 Segment information (continued)

Secondary Reporting – Geographic Segments

	Segment revenues from sales to external customers*		Segment assets		Acquisition of property, plant and equipment and identifiable intangible assets**	
	2008	2007	**2008**	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000	**$'000**	$'000
Australia/New Zealand	**1,377,039**	1,284,778	**1,726,461**	1,632,085	**119,014**	117,325
United States of America	**444,408**	319,995	**926,999**	785,458	**13,690**	17,988
Europe and Other	**534,658**	269,080	**975,541**	482,919	**43,999**	15,578
Total	**2,356,105**	1,873,853	**3,629,001**	2,900,462	**176,703**	150,891

* Note that changes between years are affected by exchange rate movements and the timing of business acquisitions.
** Note that this includes property, plant and equipment and identifiable intangible assets acquired as part of business acquisitions.

Note 3 Revenue

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Services revenue				
Medical services revenue	**2,331,425**	1,846,843	**-**	-
Other revenue				
Management fees from subsidiaries	**-**	-	**2,000**	1,200
Dividends from subsidiaries	**-**	-	**201,152**	123,978
Interest received or due and receivable from:				
Subsidiaries	**-**	-	**6,111**	2,758
Other entities	**8,909**	3,829	**5,477**	388
Rental income from:				
Subsidiaries	**-**	-	**3,785**	3,494
Other entities	**13,484**	11,339	**24**	24
Other revenue from:				
Subsidiaries	**-**	-	**8,834**	11,369
Other entities	**11,196**	15,671	**75**	28
	33,589	30,839	**227,458**	143,239
Revenue from operations	**2,365,014**	1,877,682	**227,458**	143,239

Note 4 Other income

Government grants	**9,709**	8,399	**-**	-
Net gain on disposal of non-current assets	**1,426**	-	**-**	-
Net foreign exchange gains	**4,178**	-	**-**	25
Fair value adjustment to investment property (Note 15)	**-**	-	**-**	1,634
	15,313	8,399	**-**	1,659

Note 5 Expenses

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Profit before income tax includes the following specific expenses				
Net foreign exchange losses	**-**	-	**2,290**	-
Finance costs				
Finance charges on capitalised leases and hire purchase agreements	**1,629**	2,106	**-**	-
Subsidiaries	**-**	-	**12,062**	346
Other entities	**72,166**	52,196	**23,249**	959
Total borrowing costs	**73,795**	54,302	**35,311**	1,305
Bad and doubtful debts				
Trade debtors	**49,877**	29,614	**-**	-
Amortisation of				
Intangibles	**5,906**	2,633	**-**	-
Leased plant and equipment	**6,379**	9,215	**-**	-
Total amortisation	**12,285**	11,848	**-**	-
Depreciation of				
Plant and equipment	**65,658**	51,322	**-**	-
Buildings	**3,872**	1,568	**-**	-
Total depreciation	**69,530**	52,890	**-**	-
Net loss on disposal of property, plant and equipment	**885**	3,102	**-**	-
Rental expense relating to operating leases				
Minimum lease payments	**116,254**	84,287	**12**	-
Defined contribution superannuation expense	**59,918**	51,329	**-**	-

Note 6 Dividends

	Parent Company 2008 $'000	Parent Company 2007 $'000
Total dividends paid on ordinary shares during the year		
Final dividend for the year ended 30 June 2007 of 29 cents (2006: 26 cents) per share paid on 20 September 2007 (2006: 19 September 2006), fully franked based on tax paid at 30%	**95,248**	76,784
Interim dividend for the year ended 30 June 2008 of 20 cents (2007: 17 cents) per share paid on 26 March 2008 (2007: 28 March 2007), fully franked based on tax paid at 30%	**66,695**	50,270
	161,943	127,054
Dividends not recognised at year end In addition to the above dividends, since year end the directors have declared the payment of a final dividend of 32 cents (2007: 29 cents) per ordinary share, fully franked based on tax paid at 30%. The aggregate amount of the final dividend expected to be paid on 9 October 2008 out of retained profits at the end of the year, but not recognised as a liability is:	**107,203**	95,248

Franked dividends

The 2008 final dividend declared after the year end will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2009.

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Franking credits available at the year end for subsequent financial years based on a tax rate of 30%	**37,751**	74,097	**35,836**	73,131

The consolidated amounts include franking credits that would be available to the Parent Company if distributable profits of subsidiaries not part of the Australian tax Group were paid as dividends. Under the tax consolidation legislation all of the franking credits of the Australian tax consolidated group are held by the Parent Company.

The impact on the franking account of the dividend declared by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $45,944,000 (2007: $40,821,000).

Dividend Reinvestment Plan (DRP)

The Board has determined that the Company's Dividend Reinvestment Plan (DRP) will operate for the 2008 final dividend. Shares issued under the DRP will have a subscription price of $12.72, 2.5% below the average of the daily volume weighted average price of Sonic shares sold (excluding off-market trades) on each of the 10 consecutive trading days from and including the second trading day after the record date for participation in the DRP which was 12 September 2008. Shares will be allocated under the DRP on 9 October 2008. Shareholders holding ~40% of Sonic's ordinary shares elected to participate in the DRP. The balance (~$65 Million) of the 2008 final dividend which has not been reinvested by shareholders in the DRP has been fully underwritten at an issue price of $12.92. The DRP was suspended in respect of the interim and final dividends for the year ended 30 June 2007 and the interim dividend for the year ended 30 June 2008.

Note 7 Income Tax

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
(a) Income tax expense				
Current tax	**79,364**	63,654	**(6,951)**	3,463
Deferred tax	**3,178**	16,627	**2,000**	1,237
Under/(over) provision in prior years	**(1,081)**	121	**106**	(798)
	81,461	80,402	**(4,845)**	3,902
Deferred income tax expense included in income tax expense comprises:				
Decrease in deferred tax assets (Note 17)	**5,523**	13,322	**1,687**	11
(Decrease)/increase in deferred tax liabilities (Note 26)	**(2,345)**	3,305	**313**	1,226
	3,178	16,627	**2,000**	1,237
(b) Reconciliation of income tax expense on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:				
Profit before income tax expense	**331,867**	290,456	**176,981**	141,915
Tax at the Australian tax rate of 30% (2007 - 30%)	**99,560**	87,137	**53,094**	42,575
Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:				
Tax offset for franked dividends	**-**	-	**(60,346)**	(37,193)
Research & development tax concession	**(2,269)**	(647)	**-**	
Offshore equity remuneration	**(2,008)**	-	**-**	-
Adjustment to deferred tax balance	**(1,325)**	-	**-**	-
Non-assessable income	**(2,180)**	-	**-**	-
Tax losses not previously recognised	**(364)**	(184)	**-**	-
Sundry items	**(9,953)**	(5,904)	**2,407**	(1,480)
Income tax expense/(benefit)	**81,461**	80,402	**(4,845)**	3,902
(c) Amounts recognised directly in equity				
Aggregate deferred tax arising in the reporting period and not recognised in net profit or loss but directly credited to equity*	**5,527**	-	**1,687**	-

* The movement in equity is shown net of tax.

Note 7 Income Tax (continued)

(d) Tax losses

Deferred tax assets of $11,387,000 (2007: 20,637,000) on the Group's balance sheet at 30 June 2008 relate to tax losses (Note 17). These tax losses were acquired as part of the acquisitions of the Schottdorf Group in the 2004 financial year and IPN in the 2005 financial year.

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
The directors estimate that the potential deferred tax asset at 30 June 2008 in respect of tax losses not brought to account is:	**3,873**	5,347	**-**	-

This benefit of tax losses, which were acquired in the Omnilabs Pathology acquisition in the 2004 financial year will only be obtained if:

(i) the Group derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or
(ii) the losses are transferred to an eligible entity in the Group, and
(iii) the Group continues to comply with the conditions for deductibility imposed by tax legislation, and
(iv) no changes in tax legislation adversely affect the Group in realising the benefit from the deductions for the losses.

(e) Unrecognised temporary differences

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Temporary differences relating to investments in subsidiaries for which deferred tax assets and liabilities have not been recognised				
Foreign currency translation	**(54,643)**	(19,340)	**-**	-
Undistributed earnings	**11,848**	17,565	**-**	-
	(42,795)	(1,775)	**-**	-

A deferred tax asset has not been recognised in respect of temporary differences arising as a result of the translation of the financial statements of the Group's overseas subsidiaries. The deferred tax asset will only arise in the event of disposal of the subsidiaries, and no such disposals are expected in the foreseeable future.

Certain subsidiaries of Sonic Healthcare Limited have undistributed earnings which, if paid out as dividends, would be unfranked and therefore subject to tax in the hands of the recipient. A taxable temporary difference exists, however no deferred tax liability has been recognised as the Parent Company is able to control the timing of distributions from these subsidiaries and is not expected to distribute these profits in the foreseeable future.

(f) Tax consolidation legislation

Sonic Healthcare Limited and its wholly-owned Australian subsidiaries implemented the Australian tax consolidation legislation at 30 June 2004. The accounting policy in relation to this legislation is set out in Note 1(c).

On adoption of the tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement. In the opinion of the directors, the tax sharing agreement is a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by Sonic Healthcare Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Sonic Healthcare Limited for any current tax payable assumed and are compensated by Sonic Healthcare Limited for any current tax receivable and deferred tax assets related to unused tax losses or unused tax credits that are transferred to Sonic Healthcare Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities' financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payable.

Note 8 Other financial assets

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Current				
Interest rate swaps and caps	**4,710**	4,759	-	-

Details of interest rate swaps and caps are outlined in Note 42.

Note 9 Receivables – current

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Trade debtors	**302,429**	225,130	-	-
Less: Provision for impairment (a)	**(44,803)**	(34,921)	-	-
	257,626	190,209	-	-
Accrued revenue	**18,920**	21,812	-	-
Tax receivable	**7,892**	6,273	-	3,302
Amounts owing from other entities	**1,006**	3,336	-	-
Accrued amounts relating to subsidiaries (Note 39(c))	-	-	**819,542**	490,605
Sundry debtors	**28,707**	25,971	**73**	465
	314,151	247,601	**819,615**	494,372

Significant terms and conditions
Trade debtors are generally required to be settled within 30 days.

Sundry debtors generally arise from transactions outside the usual trading activities of the Group. Collateral is not normally obtained.

Transactions outside the usual operating activities of the Group have given rise to amounts owing from other entities. Interest is charged on these amounts at commercial rates and repayments are specified by agreements.

Note 9 Receivables – current (continued)

(a) Impaired trade debtors

A provision for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. As at 30 June 2008 current trade debtors of the Group with a nominal value of $44,803,000 (2007: $34,921,000) were impaired. There were no impaired trade receivables for the parent in 2008 or 2007.

Movements in the provision for impairment of receivables were as follows:

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Opening balance at 1 July	**34,921**	22,249	-	-
Provision for impairment expensed	**49,877**	29,614	-	-
Provisions on acquisition of controlled entities	**8,242**	10,484	-	-
Foreign exchange movements	**(6,698)**	(2,518)	-	-
Receivables written off	**(41,539)**	(24,908)	-	-
Closing balance at 30 June	**44,803**	34,921	-	-

Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash in excess of the cost of recovery.

(b) Past due but not impaired

As of 30 June 2008, trade debtors of $82,779,000 (2007: $65,402,000) were past due but not impaired. The characteristics of these debtors support their recoverability. The ageing analysis of these trade debtors is as follows:

1-2 months	**36,040**	34,480	-	-
2-3 months	**19,301**	13,964	-	-
3-4 months	**10,342**	7,758	-	-
4 months +	**17,096**	9,200	-	-
Closing balance at 30 June	**82,779**	65,402	-	-

The other classes within "Receivables – current" do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due. The Group does not hold collateral in relation to these receivables.

(c) Foreign exchange and interest rate risk

Information about the Group's and the Parent Company's exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is provided in note 42.

No material carrying amounts of the Group and parent's trade debtors are denominated in a non-functional currency.

(d) Fair value and credit risk

Due to the short term nature of these receivables, the carrying value is assumed to approximate their fair value. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables mentioned above.

Note 10 Inventories – current

Consumable stores at cost	**41,342**	32,429	-	-

Note 11 Other – current

Prepayments	**23,775**	20,650	**222**	168

Note 12 Receivables – non-current

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Amounts owing from other entities	**3,954**	4,327	**82**	82
Less: Provision for impairment	**(82)**	(82)	**(82)**	(82)
	3,872	4,245	**-**	-
Amounts receivable from subsidiaries (Note 39(c))	**-**	-	**43,740**	11,239
	3,872	4,245	**43,740**	11,239

Amounts owing from other entities
Transactions outside the usual operating activities of the Group give rise to these amounts receivable. Interest is charged at commercial rates and repayments are specified by agreements.

Amounts receivable from subsidiaries
The terms and conditions of amounts advanced by the ultimate Parent Company are detailed in Note 39.

Fair values
The fair value of non-current receivables approximates the carrying value.

Credit risk exposures
The credit risk on financial assets of the Group which have been recognised on the balance sheet, other than investments in shares, is generally the carrying amount, net of any provisions for impairment. Where entities have a right of set-off and intend to settle on a net basis, this set-off has been reflected in the financial statements in accordance with accounting standards.

None of the non-current receivables are past due but not impaired.

Note 13 Other financial assets – non-current

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Investments in other entities	**11,663**	6,976	**5,716**	3,529
Less: Provision for write down to recoverable amount	**(45)**	(45)	**(45)**	(45)
Investments in other entities – at recoverable amount	**11,618**	6,931	**5,671**	3,484
Shares in subsidiaries – at cost (Note 32)	**-**	-	**1,837,911**	1,264,032
Less: Provision for diminution in value	**-**	-	**(11,700)**	(11,700)
Shares in subsidiaries – at recoverable amount	**-**	-	**1,826,211**	1,252,332
	11,618	6,931	**1,831,882**	1,255,816

Investments in other entities
Investments in other entities have been written down to their assessed recoverable amount.

Non-current assets pledged as security
Refer to Note 35 for information on non-current assets pledged as security by the Parent Company or its subsidiaries.

Note 14 Property, plant and equipment – non-current

Consolidated Group	Freehold land & buildings $'000	Plant & equipment $'000	Leased plant & equipment $'000	Total $'000
At 1 July 2006				
Cost	87,378	465,706	84,688	637,772
Accumulated depreciation	(16,859)	(277,834)	(36,279)	(330,972)
Net book amount	70,519	187,872	48,409	306,800
Year ended 30 June 2007				
Opening net book amount at 1 July 2006	70,519	187,872	48,409	306,800
Additions	53,189	68,229	279	121,697
Additions through business combinations (Note 32)	336	14,257	1,107	15,700
Disposals	(336)	(7,652)	(223)	(8,211)
Depreciation/amortisation expense (Note 5)	(1,568)	(51,322)	(9,215)	(62,105)
Transfers from leased plant and equipment to plant and equipment	-	10,858	(10,858)	-
Foreign exchange movements	263	(2,290)	(628)	(2,655)
Closing net book amount	122,403	219,952	28,871	371,226
At 30 June 2007				
Cost	140,912	549,669	54,957	745,538
Accumulated depreciation	(18,509)	(329,717)	(26,086)	(374,312)
Net book amount	122,403	219,952	28,871	371,226
Year ended 30 June 2008				
Opening net book amount at 1 July 2007	122,403	219,952	28,871	371,226
Additions	13,984	108,771	1,111	123,866
Additions through business combinations (Note 32)	2,718	17,996	7,682	28,396
Disposals	(81)	(4,614)	(293)	(4,988)
Depreciation/amortisation expense (Note 5)	(3,872)	(65,658)	(6,379)	(75,909)
Transfers from leased plant and equipment to plant and equipment	-	7,208	(7,208)	-
Transfers from land & buildings to plant and equipment (fitout)	(19,273)	19,273	-	-
Transfer to investment properties (Note 15)	(12,625)	-	-	(12,625)
Foreign exchange movements	(2,079)	(2,875)	(46)	(5,000)
Closing net book amount	**101,175**	**300,053**	**23,738**	**424,966**
At 30 June 2008				
Cost	120,224	730,885	47,626	898,735
Accumulated depreciation	(19,049)	(430,832)	(23,888)	(473,769)
Net book amount	**101,175**	**300,053**	**23,738**	**424,966**

Note 14 Property, plant and equipment – non-current (continued)

Parent Company	Freehold land & buildings $'000
At 1 July 2006	
Cost	10,929
Accumulated depreciation	-
Net book amount	10,929
Year ended 30 June 2007	
Opening net book amount at 1 July 2006	10,929
Additions	46,604
Closing net book amount	57,533
At 30 June 2007	
Cost	57,533
Accumulated Depreciation	-
Net book amount	57,533
Year ended 30 June 2008	
Opening net book amount at 1 July 2007	57,533
Additions	15,335
Transfers to investment properties (Note 15)	(72,868)
Closing net book amount	-
At 30 June 2008	
Cost	-
Accumulated depreciation	-
Net book amount	-

Non-current assets pledged as security
Refer to Note 35 for information on non-current assets pledged as security by the Parent Company and its subsidiaries.

Assets under construction
Included in the prior year total land and buildings closing net book amount for both the consolidated and Parent Company was an amount of $57,533,000 relating to the new laboratory and corporate head office in Macquarie Park, NSW. The land and building have been commissioned in the current year, with the asset transferred to investment properties in the Parent Company balance sheet, as it is being leased to subsidiaries for use in their medical diagnostic operations.

During the year to 30 June 2008 $15,335,000 (2007: $46,604,000) of costs were capitalised including $1,940,000 (2007: $1,922,000) of borrowing costs. The weighted average interest rate applicable to the capitalised borrowing costs for the current year was 7.48% (2007: 6.78%).

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Note 15 Investment properties				
Land and buildings at fair value	**16,500**	-	**109,163**	46,495
(a) Reconciliations				
Fair value at the beginning of the year	-	-	**46,495**	38,545
Acquisitions	-	-	-	6,316
Transfers from property, plant and equipment	**12,625**	-	**72,868**	-
Increase in fair value on transfer from land and buildings	**3,875**	-	-	-
Net gain/(loss) from fair value adjustment	-	-	**(10,200)**	1,634
Fair value at the end of the year	**16,500**	-	**109,163**	46,495
(b) Amounts charged through the profit and loss for the investment properties				
Rental income	-	-	**3,785**	3,518
Other outgoings	**(306)**	-	**(663)**	(355)
	(306)	-	**3,122**	3,163

(c) Fair value

Of the fair value amount, $24,835,000 (2007: $45,635,000) was determined by an independent valuer. The remaining $84,328,000 (2007: $860,000) is based on recent values.

(d) Leasing arrangements

The investment properties which are leased to subsidiaries of Sonic Healthcare Limited are held under operating leases with rentals payable monthly. These properties are used in the medical diagnostic operations of the Group. One investment property held by the Group and Parent Company is available for operating lease to external parties.

Minimum lease payments receivable on leases of investment properties are as follows:

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Minimum lease payments under non-cancellable operating leases of investment properties not recognised in the financial statements are receivable as follows:				
Within one year	-	-	**8,059**	3,718

(e) Contractual obligations

There are no contractual obligations with respect to the investment properties.

(f) Transfer from property, plant and equipment

During the 2008 financial year a property owned by the Parent Company that was previously occupied by a Group subsidiary became an investment property of the Group. The property was transferred at cost less accumulated depreciation of $12,625,000 from property, plant and equipment. The difference of $3,875,000 between the carrying value at cost less accumulated depreciation and the fair value has been taken to the revaluation reserve. The Parent Company recognised a loss in value for this investment property during the 2008 year as a result of reviewing market value after the departure of the long term Group subsidiary tenant. The property remains available to lease to external parties as at the date of this report.

Note 16 Intangible assets – non-current

Consolidated Group	Brand Names $'000	Goodwill* $'000	Software** $'000	Total $'000
At 1 July 2006				
Cost	184,117	1,504,169	27,203	1,715,489
Accumulated amortisation and impairment	(17,007)	-	(8,243)	(25,250)
Net book amount	167,110	1,504,169	18,960	1,690,239
Year ended 30 June 2007				
Opening net book amount	167,110	1,504,169	18,960	1,690,239
Acquisition of subsidiaries and minority interests (Note 32)	-	528,824	-	528,824
Additions	-	-	13,494	13,494
Adjustments on recognition of tax assets in acquired entities	-	(4,488)	-	(4,488)
Foreign exchange movements	3,576	(79,585)	10	(75,999)
Amortisation charge (Note 5)	-	-	(2,633)	(2,633)
Closing net book amount	170,686	1,948,920	29,831	2,149,437
At 30 June 2007				
Cost	188,053	1,948,920	40,331	2,177,304
Accumulated amortisation and impairment	(17,367)	-	(10,500)	(27,867)
Net book amount	170,686	1,948,920	29,831	2,149,437
Year ended 30 June 2008				
Opening net book amount	170,686	1,948,920	29,831	2,149,437
Acquisition of subsidiaries and minority interests (Note 32)	-	655,701	3,228	658,929
Additions	-	-	21,213	21,213
Disposals	-	-	(277)	(277)
Foreign exchange movements	(4,627)	(118,548)	10	(123,165)
Amortisation charge (Note 5)	-	-	(5,906)	(5,906)
Closing net book amount	**166,059**	**2,486,073**	**48,099**	**2,700,231**
At 30 June 2008				
Cost	182,959	2,486,073	76,576	2,745,608
Accumulated amortisation and impairment	(16,900)	-	(28,477)	(45,377)
Net book amount	**166,059**	**2,486,073**	**48,099**	**2,700,231**

* At the time of transition to AIFRS (1 July 2004) the accumulated amortisation of goodwill was transferred into cost.
** Software includes capitalised development costs, being an internally generated intangible asset.

Note 16 Intangible assets – non-current (continued)

(a) Impairment testing of goodwill and intangibles with indefinite useful lives

Goodwill is allocated to the Group's cash-generating units (CGUs) for the purposes of assessing impairment according to business segment and geographic location. A summary of the goodwill allocation is presented below.

2008	**Australia & New Zealand**	**UK**	**US**	**Germany & Switzerland**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**
Pathology	571,333	139,134	793,467	614,142	**2,118,076**
Radiology	367,997	-	-	-	**367,997**
	939,330	139,134	793,467	614,142	**2,486,073**

2007	**Australia & New Zealand**	**UK**	**US**	**Germany & Switzerland**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**
Pathology	548,887	156,857	674,528	206,924	**1,587,196**
Radiology	361,724	-	-	-	**361,724**
	910,611	156,857	674,528	206,924	**1,948,920**

The carrying value of brand names of $166,059,000 (2007: $170,686,000) relates solely to the Pathology segment in Australia & New Zealand, and the recoverable amounts are assessed as part of the recoverable amount of the CGU.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five year period. Cash flows beyond the five year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long term average growth rate for the business in which the CGU operates.

(b) Key assumptions used for value-in-use calculations

The recoverable amount of each cash generating unit is the net present value of the future cash flows of the cash generating unit. Recoverable amounts have been conservatively assessed using:

- 2008/2009 management approved profit and loss and cashflow budgets for each cash generating unit;
- earnings growth factors consistent with historical growth rates and current performance: Australia and New Zealand 6.5-7.5% (2007: 6.5-7.5%), UK 12.5-13.0% (2007: 12.5-13.0%), US 10.0-11.0% (2007: 10.0-11.0%), Germany and Switzerland 8.5-9.5% (2007: 8.5-9.5%), Radiology 5.0% (2007: 5.0%);
- prevailing market based pre-tax discount rates (2008: 11.3%, 2007: 11.1%); and
- terminal growth rates: 3.0-4.0% (2007: 3.0-4.0%).

Management believes that any reasonably possible change in the key assumptions on which recoverable amount has been assessed would not cause the carrying amount to exceed the recoverable amount in any of the cash generating units.

Note 17 Deferred tax assets – non-current

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Deferred tax assets	**22,259**	24,932	**-**	-
The balance comprises temporary differences attributable to:				
Amounts recognised in profit or loss				
Doubtful debts	**8,066**	1,406	**-**	-
Employee benefits	**28,552**	26,834	**-**	-
Sundry accruals	**4,021**	2,341	**-**	-
Surplus leased space	**143**	428	**-**	-
Unrealised foreign exchange movements	**874**	-	**-**	-
Capitalised costs	**160**	725	**160**	725
Tax losses *	**11,387**	20,637	**-**	-
	53,203	52,371	**160**	725
Amounts recognised directly in equity				
Share issue costs	**1,687**	-	**1,687**	-
Deferred tax assets	**54,890**	52,371	**1,847**	725
Less amounts offset against deferred tax liabilities (Note 26)	**(32,631)**	(27,439)	**(1,847)**	(725)
Net deferred tax assets	**22,259**	24,932	**-**	-
Movements:				
Opening balance at 1 July	**24,932**	31,611	**-**	11
Credited/(charged) to the income statement (Note 7)	**(5,523)**	(13,322)	**(1,687)**	(11)
Foreign exchange movements	**(327)**	(1,449)	**-**	-
Credited/(charged) to equity	**1,687**	-	**1,687**	-
Acquisition of subsidiaries	**1,490**	8,092	**-**	-
Closing balance at 30 June	**22,259**	24,932	**-**	-
Deferred tax assets to be recovered after more than 12 months	**3,395**	7,080	**-**	-
Deferred tax assets to be recovered within 12 months	**18,864**	17,852	**-**	-
	22,259	24,932	**-**	-

* *The deferred tax asset attributable to tax losses does not exceed taxable amounts arising from the reversal of existing assessable temporary differences.*

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000

Note 18 Other – non-current

Prepayments	**1,712**	2,292	**-**	-

Note 19 Payables – current

Trade creditors	**83,487**	70,486	**200**	70
Sundry creditors and accruals	**104,321**	87,870	**6,112**	6,036
Accrued amounts relating to subsidiaries (Note 39(c))	**-**	-	**408,126**	377,175
	187,808	158,356	**414,438**	383,281

Risk exposure
Information about the Group's and parent entity's exposure to foreign exchange risk is provided in Note 42.

Note 20 Interest bearing liabilities – current

Secured				
Bank loans (a)	**329**	13,552	**-**	-
Lease liabilities (Note 33(b))	**9,477**	11,881	**-**	-
Hire purchase liabilities (Note 33(b))	**542**	224	**-**	-
	10,348	25,657	**-**	-
Unsecured				
Bank loans (b)	**500,000**	430,032	**32,938**	143,847
	510,348	455,689	**32,938**	143,847

(a) Bank loans (secured)
At 30 June 2008, the secured bank loans of the Consolidated Group represent debt of the Bioscientia Healthcare Group. This loan attracts an interest rate of 2.9% and is repayable in instalments of €100,000 every six months with the last repayment due on 30 June 2016.

The Term Loan Facility of the Schottdorf Group was repaid on 29 November 2007, prior to its contracted final maturity date of 30 March 2009. During the year, debt drawn under this facility attracted an average variable interest rate of 5.58% (2007: 4.77%).

In November 2007, Independent Practitioner Network Limited ("IPN") renegotiated the terms of their loan facility. The existing A$30 Million facility was amended to become a A$50 Million 3 year term facility. The loan is repayable in full on expiry of the term in November 2010.

(b) Bank loans (unsecured)
Sonic is required to disclose the A$500 Million tranche of its syndicated senior bank debt facility which expires in March 2009 as a current liability as at 30 June 2008. At 30 June 2007, loans of the Group and Parent Company payable under a A$500 Million acquisition bridge debt facility (repaid in November 2007) were disclosed as current liabilities.

Details of the security, fair values and interest rate risk exposure relating to each of the secured and unsecured liabilities are set out in Note 35 and Note 42.

Note 21 Tax liabilities – current

Income tax	**19,615**	4,888	**1,369**	-

Note 22 Provisions - current

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Restructuring	**117**	906	-	-
Employee benefits	**93,511**	76,771	-	-
Surplus lease space	**366**	962	-	-
	93,994	78,639	-	-

The provision for restructuring relates to pre-acquisition restructuring plans for the AEL and Medica businesses.

Surplus lease space provision represents future payments due for surplus leased premises under non-cancellable operating leases.

Movements in current provisions
Movements in current provisions, other than employee benefits, during the financial year are set out below:

	Restructuring $'000	Surplus Lease Space $'000
Consolidated Group – 2008		
Carrying amount at 1 July 2007	906	962
Acquired provisions	76	-
Reclassification of non-current provision to current (Note 27)	-	57
Payments applied	(812)	(363)
Unused provisions reversed	(5)	(265)
Foreign exchange movements	(48)	(25)
Carrying amount at 30 June 2008	**117**	**366**

Note 23 Other financial liabilities - current

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Current				
Interest rate swaps and caps	**7,269**	**542**	-	-
	7,269	**542**	-	-

Details of interest rate swaps and caps are outlined in Note 42.

Note 24 Other – current

Unsecured				
Amounts owing to vendors	**11,894**	7,167	-	-
Other loans	**265**	301	-	-
	12,159	7,468	-	-

The amounts owing to vendors comprises deferred consideration for business acquisitions made in the current and prior periods (refer Note 32). Amounts owing to vendors and other loans are non-interest bearing. The carrying value of these amounts approximates the fair value.

Note 25 Interest bearing liabilities – non-current

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Secured				
Bank loans	**29,806**	31,963	**-**	-
Lease liabilities (Note 33(b))	**15,042**	14,189	**-**	-
Hire purchase liabilities (Note 33(b))	**445**	180	**-**	-
	45,293	46,332	**-**	-
Unsecured				
Amounts owing to vendors	**-**	786	**-**	-
Bank loans	**746,409**	672,449	**517,704**	-
	791,702	719,567	**517,704**	-

(a) Amounts owing to vendors
In the prior year the amounts owing to vendors related to the remaining value of loan notes issued on the acquisition of The Doctors Laboratory. The loan notes were redeemed in October 2007.

(b) Bank loans
Acquisitions of business and entities during the financial year were funded by debt drawn under Sonic's senior debt facilities.

(c) Financing facilities available
At reporting date, the following financing facilities had been negotiated and were available:

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
(i) Total facilities				
- Bank overdraft	**7,383**	910	**-**	-
- Bank loans (secured and unsecured)	**1,799,635**	1,550,292	**1,054,233**	541,366
- Leasing facilities	**47,517**	39,046	**-**	-
	1,854,535	1,590,248	**1,054,233**	541,366
(ii) Facilities used at reporting date				
- Bank overdraft	**-**	-	**-**	-
- Bank loans (secured and unsecured)	**1,276,544**	1,147,997	**550,642**	143,847
- Leasing facilities	**24,519**	26,070	**-**	-
	1,301,063	1,174,067	**550,642**	143,847
(iii) Facilities unused at reporting date				
- Bank overdraft	**7,383**	910	**-**	-
- Bank loans (secured and unsecured)	**523,091**	402,295	**503,591**	397,519
- Leasing facilities	**22,998**	12,976	**-**	-
	553,472	416,181	**503,591**	397,519

The bank loan facility disclosed for the Parent Company is also available to entities in the Consolidated Group. The amount of facilities unused fluctuates with exchange rate movements as the major facility limits are in AUD and segments drawn in other currencies are translated into AUD for comparison to the limits.

(d) Fair values
The carrying amounts of borrowings approximate fair value.

(e) Interest rate risk exposures
Details of the Group's exposure to interest rate changes on borrowings are set out in Note 42.

(f) Security
Details of the security relating to each of the secured liabilities are set out in Note 35.

Note 26 Deferred tax liabilities – non-current

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Provision for deferred income tax	**5,685**	11,076	**1,539**	1,226
The balance comprises temporary differences attributable to:				
Amounts recognised in profit or loss				
Prepayments & sundry debtors	**1,877**	2,041	**669**	403
Inventories	**5,650**	5,066	**-**	-
Accrued revenue	**3,916**	4,533	**-**	-
Doubtful debts	**-**	4,322	**-**	-
Leased assets	**635**	2,555	**-**	-
Intangibles	**10,001**	-	**-**	-
Property, plant & equipment	**6,798**	3,085	**2,613**	1,548
Unrealised foreign exchange gain on borrowings	**104**	9,111	**104**	-
Capitalised costs	**12,623**	6,539	**-**	-
	41,604	37,252	**3,386**	1,951
Amounts recognised directly in equity				
Cash flow hedges	**(3,288)**	1,263	**-**	-
Deferred tax liabilities	**38,316**	38,515	**3,386**	1,951
Less amounts offset against deferred tax assets (Note 17)	**(32,631)**	(27,439)	**(1,847)**	(725)
Net deferred tax liabilities	**5,685**	11,076	**1,539**	1,226
Movements:				
Opening balance at 1 July	**11,076**	7,052	**1,226**	-
Foreign exchange movements	**794**	719	**-**	-
Charged/(credited) to the income statement (Note 7)	**(2,345)**	3,305	**313**	1,226
Charged/(credited) to equity	**(3,840)**	-	**-**	-
Closing balance at 30 June	**5,685**	11,076	**1,539**	1,226
Deferred tax liabilities to be settled after more than 12 months	**3,428**	5,716	**866**	748
Deferred tax liabilities to be settled within 12 months	**2,257**	5,360	**673**	478
	5,685	11,076	**1,539**	1,226

Note 27 Provisions – non-current

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Employee benefits	**17,996**	16,980	-	-
Retirement benefit obligations	**17,141**	1,390	-	-
Surplus lease space	**313**	1,043	-	-
	35,450	19,413	-	-

Surplus lease space provision represents future payments due for surplus leased premises under non-cancellable operating leases.

Movements in non-current provisions
Movements in the non-current provisions, other than employee benefits, during the financial year are set out below:

	Surplus Lease Space $'000
Consolidated Group – 2008	
Carrying amount at 1 July 2007	1,043
Reclassification of non-current provision to current (Note 22)	(57)
Payments applied	(117)
Unused provision reversed	(556)
Carrying amount at 30 June 2008	**313**

Retirement benefit obligations
Certain employees of the Group are entitled to benefits from superannuation plans on retirement, disability or death. The Group contributes to defined contribution plans for the majority of employees. The defined contribution plans receive fixed contributions from Group companies and the Group's legal or constructive obligation is limited to these contributions. Following the acquisition of the Medica Laboratory Group on 30 May 2007 and the Bioscientia Healthcare Group on 14 September 2007, the Group has defined benefit plans in relation to certain employees. The defined benefit plans provide lump sum benefits based on years of service and final average salary.

The following sets out details in respect of the defined benefit plans only.

(a) Balance sheet amounts

The amounts recognised in the balance sheet are determined as follows:

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Present value of the defined benefit obligation	**35,820**	18,247	-	-
Fair value of defined benefit plan assets	**(18,679)**	(16,857)	-	-
	17,141	1,390	-	-
Unrecognised past service costs	-	-	-	-
Net liability in the balance sheet	**17,141**	1,390	-	-

The Group has no legal obligation to settle this liability with an immediate contribution or additional one off contributions. The Group intends to continue to contribute to the Medica Laboratory defined benefit plans at a percentage of insured salaries (3.5% to 9.0% dependent on the employee's age bracket) in line with the actuary's latest recommendations and Swiss laws. No contributions are required to be made by the Group to the Bioscientia Healthcare defined benefit plan as future benefits are paid directly by Bioscientia and not from a separate plan asset pool.

Note 27 Provisions – non-current (continued)

(b) Categories of plan assets

The major categories of plan assets as a percentage of total plan assets are as follows:

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	%	%	**%**	%
Cash	**3.3**	3.5	-	-
Mortgages	**7.3**	8.1	-	-
Real estate	**7.6**	6.8	-	-
Bonds	**51.6**	53.8	-	-
Equities	**20.1**	17.2	-	-
Alternative investments	**10.1**	10.6	-	-
	100.0	100.0	-	-

(c) Reconciliations

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Reconciliation of the present value of the defined benefit obligation, which is partly funded				
Balance at the beginning of the year	**18,247**	-	-	-
Current service cost	**910**	-	-	-
Interest cost	**1,354**	-	-	-
Actuarial (gains)/losses	**(2,361)**	-	-	-
Benefits paid	**(708)**	-	-	-
Member contributions	**1,213**	-	-	-
Curtailment (gain)/loss	**(1,183)**	-	-	-
Acquired in business combinations	**17,050**	18,247	-	-
Foreign exchange movements	**1,298**	-	-	-
Balance at the end of the year	**35,820**	18,247	-	-
Reconciliation of the fair value of plan assets				
Balance at the beginning of the year	**16,857**	-	-	-
Expected return on plan assets	**573**	-	-	-
Actuarial gains/(losses)	**(446)**	-	-	-
Contributions by Group companies	**658**	-	-	-
Member contributions	**1,213**	-	-	-
Benefits paid	**(249)**	-	-	-
Curtailment gain/(loss)	**(1,037)**	-	-	-
Acquired in business combinations	**-**	16,857	-	-
Foreign exchange movements	**1,110**	-	-	-
Balance at the end of the year	**18,679**	16,857	-	-

(d) Amounts recognised in income statement

Current service cost	**910**	-	-	-
Interest cost	**1,354**	-	-	-
Expected return on plan assets	**(573)**	-	-	-
Curtailment (gain)/loss	**(146)**	-	-	-
Total included in the employee benefit expense	**1,545**	-	-	-
Actual return on plan assets	**127**	-	-	-

Note 27 Provisions – non-current (continued)

(e) Amounts recognised in statements of recognised income and expense

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Actuarial gain/(loss) recognised in the year	**1,915**	-	-	-
Cumulative actuarial gains/(losses) recognised in the statement of recognised income and expense	**1,915**	-	-	-

(f) Principal actuarial assumptions

The principal actuarial assumptions used (expressed as weighted averages) were as follows:

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
Discount rate	**5.91%**	3.25%	-	-
Expected return on plan asset	**3.25%**	3.25%	-	-
Future salary increases	**2.26%**	1.50%	-	-

The expected rate of return on assets has been calculated by the actuary based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories.

(g) Employer contributions

Medica Laboratory Group defined benefit plan
Employer contributions to the defined benefit plans are based on recommendations by the plans' actuary. Actuarial assessments are made on a yearly basis.

The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary has adopted a method of funding which seeks to have benefits funded by means of a total contribution which is expected to be a percentage of members' insured salaries over their working lifetimes.

Using the funding method described above and actuarial assumptions, the actuary recommended in the latest actuarial review the payment of employer contributions varying from 3.5% to 9% of the insured salaries of employees based on the employee age bracket and in accordance with Swiss laws.

Total employer contributions expected to be paid by Group companies for the year ended 30 June 2009 are based on the 2008 rates and are estimated at $697,000 (2007: $650,000) (Parent Company: Nil).

The economic assumptions used by the actuary to make the funding recommendations were a long term investment earning rate of 3.60% p.a. (2007: 3.25%), a salary increase rate of 1.50% p.a. (2007: 1.50%) and a technical interest rate of 3.25% p.a. (2007: 3.25%).

Note 27 Provisions – non-current (continued)

(h) Historic summary

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Defined benefit plan obligation	**(35,820)**	(18,247)	**-**	-
Plan assets	**18,679**	16,857	**-**	-
Surplus/(deficit)	**(17,141)**	(1,390)	**-**	-
Experience adjustments arising on plan liabilities	**2,361**	-	**-**	-
Experience adjustments arising on plan assets	**(446)**	-	**-**	-

Information for years prior to 2007 is not relevant, as the Group had no involvement with the plans prior to 30 May 2007.

Note 28 Other – non-current

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Amounts owing to vendors	**2,595**	6,309	**-**	-
Other	**297**	70	**-**	-
	2,892	6,379	**-**	-

The amounts owing to vendors comprises deferred consideration for business acquisitions made in current and prior periods (refer Note 32). These amounts are non-interest bearing. The amounts owing approximates their fair value.

Note 29 Contributed equity

	Notes	Consolidated Group 2008 Shares	Consolidated Group 2007 Shares	Parent Company 2008 Shares	Parent Company 2007 Shares
(a) Share capital					
Ordinary shares	(b)	**333,502,281**	300,150,202	**333,502,281**	300,150,202

	Notes	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Ordinary shares	(b)	**1,709,577**	1,242,859	**1,746,088**	1,278,267

(b) Movements in ordinary share capital:

2008 Date	Details	Notes	Number of shares	Issue price	Consolidated Group $'000	Parent Company $'000
1/7/07	Opening balance of the Group and Parent Company		300,150,202	-	1,242,859	1,278,267
24/08/07	Shares issued under share placement		28,169,015	14.20	400,000	400,000
24/08/07	Shares issued to executives under remuneration arrangements		30,750	-	-	-
14/09/07	Shares issued as part consideration for the acquisition of Bioscientia Healthcare		116,674	14.16	1,652	1,652
	Valuation adjustment to issue price		-	-	153	153
23/11/07	Shares issued under Shareholder Purchase Plan		4,530,640	14.20	64,335	64,335
Various	Shares issued following exercise of employee options	(d)	505,000	Various	3,586	3,586
Various	Transfers from equity remuneration reserve		-	-	928	928
Various	Costs associated with share issues net of future income tax benefits		-	-	(3,936)	(3,936)
Various	Payments made by subsidiary entities to the Parent Company in respect of shares issued under the Sonic Healthcare Employee Option Plan		-	-	-	1,103
30/6/08	Balance of the Group and Parent Company		333,502,281		1,709,577	1,746,088

Note 29 Contributed equity (continued)

(b) Movements in ordinary share capital (continued)

2007

Date	Details	Notes	Number of shares	Issue price	Consolidated Group $'000	Parent Company $'000
1/7/06	Opening balance of the Group and Parent Company		295,203,095	-	1,181,978	1,211,620
22/08/06	Shares issued to executives under remuneration arrangements		30,750	-	-	-
29/01/07	Shares issued as part consideration for the acquisition of the minority interests in Clinical Pathology Laboratories, Inc. ("CPL")		4,171,732	12.52	52,230	52,230
	Valuation adjustment to issue price				4,130	4,130
Various	Shares issued following exercise of employee options	(d)	744,625	Various	3,949	3,949
Various	Transfers from equity remuneration reserve		-	-	572	572
Various	Payments made by subsidiary entities to the Parent Company in respect of shares issued under the Sonic Healthcare Employee Option Plan		-	-	-	5,766
30/6/07	Balance of the Group and Parent Company		300,150,202		1,242,859	1,278,267

(c) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(d) Options

Details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in Note 38.

(e) Share placement to institutions and shares issued to shareholders under the Shareholder Purchase Plan (SPP)

During the financial year Sonic undertook a share placement and an associated SPP to repay debt so as to provide further capacity to fund future acquisitions.

(f) Dividend reinvestment plan

The Board has determined that the Company's Dividend Reinvestment Plan (DRP) will operate for the 2008 final dividend. Shares issued under the DRP will have a subscription price 2.5% below the arithmetic average of the daily volume weighted average price of Sonic shares sold (excluding off-market trades) on the Australian Securities Exchange on each of the 10 consecutive trading days from and including the second trading day after the record date for participation in the DRP which was 12 September 2008. Shares will be allocated under the DRP on 9 October 2008. Shareholders holding ~40% of Sonic's ordinary shares elected to participate in the DRP. The balance (~$65 Million) of the 2008 final dividend which has not been reinvested by shareholders in the DRP has been fully underwritten. The DRP was suspended in respect of the interim and final dividends for the year ended 30 June 2007 and the interim dividend for the year ended 30 June 2008.

Note 30 Reserves and accumulated profits

(a) Reserves

		Consolidated Group		Parent Company	
		2008	2007	**2008**	2007
		$'000	$'000	**$'000**	$'000
Equity remuneration reserve	(i)	**25,736**	17,122	**25,323**	17,078
Foreign currency translation reserve	(ii)	**(54,643)**	(19,340)	**-**	-
Share option reserve	(iii)	**15,285**	11,974	**15,285**	11,974
Hedging reserve	(iv)	**852**	2,641	**-**	-
Revaluation reserve	(v)	**3,875**	-	**-**	-
		(8,895)	12,397	**40,608**	29,052
Movements					
Equity remuneration reserve					
Balance 1 July		**17,122**	10,710	**17,078**	10,688
Option expense		**9,542**	7,089	**9,173**	6,962
Transfer to share capital (options exercised)		**(928)**	(677)	**(928)**	(572)
Balance 30 June		**25,736**	17,122	**25,323**	17,078
Foreign currency translation reserve					
Balance 1 July		**(19,340)**	(7,212)	**-**	-
Net exchange movement on translation of foreign subsidiaries		**(35,303)**	(12,128)	**-**	-
Balance 30 June		**(54,643)**	(19,340)	**-**	-
Share option reserve					
Balance 1 July		**11,974**	4,410	**11,974**	4,410
Options forming part of consideration for business combinations		**3,311**	7,564	**3,311**	7,564
Balance 30 June		**15,285**	11,974	**15,285**	11,974
Hedging reserve					
Balance 1 July		**2,641**	1,634	**-**	-
Movement in year net of deferred tax		**(1,789)**	1,007	**-**	-
Balance 30 June		**852**	2,641	**-**	-
Revaluation reserve					
Balance 1 July		**-**	-	**-**	-
Movement in year		**3,875**	-	**-**	-
Balance 30 June		**3,875**	-	**-**	-

Nature and purpose of reserves

(i) Equity Remuneration reserve

The equity remuneration reserve reflects the fair value of equity settled share based payments. Fair values are determined using a pricing model consistent with the Black Scholes methodology and recognised over the service period up to the vesting date. When shares are issued or options are exercised the associated fair values are transferred to share capital.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of the foreign subsidiaries are taken to the foreign currency translation reserve as described in accounting policy Note 1(d)(iii).

Note 30 Reserves and accumulated profits (continued)

(iii) Share option reserve

The share option reserve reflects the value of options issued as part of consideration for business combinations. The value of the options represents the assessed fair value at the date they were granted and has been determined using a pricing model consistent with the Black Scholes methodology that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the current price and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

(iv) Hedging reserve

The hedging reserve is used to record changes in the fair value of derivatives that are designated and qualify as cash flow hedges, as described in Note 1(p). Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit and loss.

(v) Revaluation reserve

The revaluation reserve is used to record increments and decrements on the initial revaluation of non-current assets.

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
(b) Accumulated profits				
Accumulated profits at the beginning of the financial year	**164,220**	93,202	**30,742**	19,783
Actuarial gains on retirement benefit obligations, net of tax (Note 27)	**1,915**	-	**-**	-
Net profit attributable to members of Sonic Healthcare Limited	**245,116**	198,072	**181,826**	138,013
Dividends paid in the year (Note 6)	**(161,943)**	(127,054)	**(161,943)**	(127,054)
Accumulated profits at the end of the financial year	**249,308**	164,220	**50,625**	30,742

Note 31 Deed of cross guarantee

The "Closed Group" (refer Note 32) are parties to a deed of cross guarantee dated 29 June 2007 under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities which are large proprietary companies have been relieved from the requirement to prepare a financial report and directors' report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

The companies represent a "Closed Group" for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Sonic Healthcare Limited, they also represent the "Extended Closed Group".

(a) Consolidated income statement of the Extended Closed Group

	2008	2007
	$'000	$'000
Revenue	**1,182,222**	1,078,223
Labour and related costs	**(476,437)**	(445,448)
Consumables used	**(123,237)**	(118,288)
Amortisation of intangibles	**(2,490)**	(1,417)
Operating lease rental expense	**(52,001)**	(48,396)
Depreciation and amortisation of physical assets	**(45,896)**	(41,710)
Borrowing costs expense	**(36,628)**	(19,094)
Other operating expenses from ordinary activities	**(158,763)**	(145,409)
Profit before income tax expense	**286,770**	258,461
Income tax expense	**(31,734)**	(63,890)
Net profit attributable to members of the extended closed group	**255,036**	194,571

Note 31 Deed of cross guarantee (continued)

(b) Reconciliation of accumulated profits

	2008 $'000	2007 $'000
Accumulated profits at the beginning of the financial year	**77,950**	10,433
Profit from ordinary activities after income tax expense	**255,036**	194,571
Dividends paid during the year	**(161,943)**	(127,054)
Accumulated profits at the end of the financial year	**171,043**	77,950

(c) Consolidated balance sheet of the Extended Closed Group

	2008 $'000	2007 $'000
Current assets		
Cash assets and cash equivalents	**5,652**	4,420
Other financial assets	**3,963**	2,462
Receivables	**263,436**	158,210
Inventories	**16,131**	14,919
Other	**243**	6,710
Total current assets	**289,425**	186,721
Non-current assets		
Receivables	**44,989**	12,790
Other financial assets	**1,452,748**	918,960
Property, plant and equipment	**294,489**	272,299
Investment properties	**16,500**	-
Intangible assets	**715,943**	667,713
Deferred tax assets	**1,859**	1,651
Other	**744**	897
Total non-current assets	**2,527,272**	1,874,310
Total assets	**2,816,697**	2,061,031
Current liabilities		
Payables	**182,753**	76,138
Interest bearing liabilities	**90,714**	283,470
Current tax liabilities	**1,741**	-
Provisions	**62,907**	58,236
Other	**2,640**	2,768
Total current liabilities	**340,755**	420,612
Non-current liabilities		
Interest bearing liabilities	**521,380**	256,365
Provisions	**13,086**	13,549
Deferred tax liabilities	**3,975**	7,297
Other	**-**	2,000
Total non-current liabilities	**538,441**	279,211
Total liabilities	**879,196**	699,823
Net assets	**1,937,501**	1,361,208
Equity		
Parent Company interest		
Contributed equity	**1,709,577**	1,242,859
Reserves	**56,881**	40,399
Accumulated profits	**171,043**	77,950
Total equity	**1,937,501**	1,361,208

Note 32 Investments in subsidiaries

Details of subsidiaries	Country of incorporation	Class of share	**Beneficial interest % 2008**	Beneficial interest % 2007
Subsidiaries of Sonic Healthcare Limited:				
Clinpath Laboratories Pty Limited (i)	Australia	Ord	**100**	100
Douglass Hanly Moir Pathology Pty Limited (i)	Australia	Ord	**100**	100
Lifescreen Australia Pty Limited (i)	Australia	Ord	**100**	100
Sonic Clinical Institute Pty Limited	Australia	Ord	**100**	100
Sonic Clinical Trials Pty Limited	Australia	Ord	**100**	-
Sonic Healthcare Services Pty Limited (i)	Australia	Ord	**100**	100
Sonic Imaging Pty Limited (i)	Australia	Ord	**100**	100
Southern Pathology Services Pty Limited (i)	Australia	Ord	**100**	100
Independent Practitioner Network Limited (iii)	Australia	Ord	**71.47**	71.51
Sonic Healthcare (UK) Pty Limited	Australia	Ord	**100**	-
Sonic Healthcare Asia Limited	Hong Kong	Ord	**100**	100
Sonic Healthcare (New Zealand) Limited	New Zealand	Ord	**100**	100
Sonic Healthcare Holding Company (formerly known as Sonic Healthcare Holdings Limited)	United Kingdom	Ord	**100**	100
Sonic Finance Holdings Limited	United Kingdom	Ord	**-**	100
Sonic Healthcare Europe GmbH	Germany	Ord	**100**	100
Sonic Healthcare European Investments GmbH & Co.	Germany		**100**	100
Other subsidiaries in the Group:				
Barratt & Smith Pathology Pty Limited (i)	Australia	Ord	**100**	100
Barratt & Smith Pathology Trust (ii)	Australia	Units	**100**	100
Biotech Laboratories Pty Limited	Australia	Ord	**100**	100
Bradley Services Unit Trust (ii)	Australia	Units	**100**	100
BPath Pty Limited	Australia	Ord	**100**	100
Castlereagh Co Pty Limited (i)	Australia	Ord	**100**	100
Castlereagh Services Pty Limited (i)	Australia	Ord	**100**	100
Consultant Pathology Services Pty Limited (i)	Australia	Ord	**100**	100
Diagnostic Pathology Pty Limited	Australia	Ord	**100**	100
Diagnostic Services Pty Limited (i)	Australia	Ord	**100**	100
E. Radiology (Aust) Pty Limited	Australia	Ord	**100**	100
Hanly Moir Pathology Pty Limited (i)	Australia	Ord	**100**	100
Hanly Moir Pathology Trust (ii)	Australia	Units	**100**	100
Hunter Imaging Group Pty Limited	Australia	Ord	**100**	100
Hunter Imaging Services Trust (ii)	Australia	Units	**100**	100
Hunter Valley X-Ray Pty Limited	Australia	Ord	**100**	100
Illawarra X-Ray Pty Limited	Australia	Ord	**100**	100
IPN Practice Management Pty Limited	Australia	Ord	**100**	-
IRG Co Pty Limited (i)	Australia	Ord	**100**	100
L & A Services Pty Limited (i)	Australia	Ord	**100**	100
Maga Pty Limited	Australia	Ord	**100**	100
Melbourne Pathology Pty Limited (i)	Australia	Ord	**100**	100
Melbourne Pathology Service Trust (ii)	Australia	Units	**100**	100
Northern Pathology Pty Limited (i)	Australia	Ord	**100**	100
Nuclear Medicine Co Pty Limited	Australia	Ord	**100**	100
Pacific Medical Imaging Pty Limited (i)	Australia	Ord	**100**	100
Paedu Pty Limited (i)	Australia	Ord	**100**	100
Queensland X-Ray Pty Limited (i)	Australia	Ord	**100**	100
Redlands X-Ray Services Pty Limited	Australia	Ord	**100**	100
SKG Radiology Pty Limited	Australia	Ord	**100**	100
Sonic Healthcare International Pty Limited (i)	Australia	Ord	**100**	100
Sonic Healthcare Pathology Pty Limited	Australia	Ord	**100**	100
A.C.N. 094 980 944 Pty Limited (i)	Australia	Ord	**100**	100

Note 32 Investments in subsidiaries (continued)

Details of subsidiaries (continued)	Country of incorporation	Class of share	Beneficial interest % 2008	Beneficial interest % 2007
Sonic Medlab Holdings Australia Pty Limited (i)	Australia	Ord	**100**	100
Sonic Pathology (Queensland) Pty Limited (i)	Australia	Ord	**100**	100
Sonic Pathology (Victoria) Pty Limited (i)	Australia	Ord	**100**	100
Sports Imaging Co Pty Limited	Australia	Ord	**100**	100
Sprague Kam Trust (ii)	Australia	Units	**100**	100
A.C.N. 002 889 545 Pty Limited (formerly known as Stat Laboratories Pty Limited)	Australia	Ord	**100**	100
Subilabs Pty Limited	Australia	Ord	**100**	100
Sullivan Nicolaides Pty Limited (i)	Australia	Ord	**100**	100
Sunton Pty Limited (i)	Australia	Ord	**100**	100
Ultrarad Holdings Pty Limited	Australia	Ord	**100**	100
Ultrarad No 2 Trust (ii)	Australia	Units	**100**	100
Double Court Company Limited	Hong Kong	Ord	**100**	100
Dynamic Mate Limited	Hong Kong	Ord	**100**	100
Sonic Healthcare Germany Six GmbH	Germany	Ord	**100**	100
Sonic Healthcare Seven GmbH	Germany	Ord	**100**	-
Sonic Healthcare Investments GmbH	Germany	Ord	**100**	100
Sonic Healthcare Germany GmbH	Germany	Ord	**100**	100
Labor Schottdorf Administration GmbH (formerly known as Alpha Vermögensverwaltung GmbH)	Germany	Ord	**100**	61.9
Syscomp Biochemische Dienstleistungen GmbH	Germany	Ord	**100**	61.9
Virion Deutschland GmbH	Germany	Ord	**100**	100
Bioscientia Healthcare GmbH	Germany	Ord	**100**	-
Bioscientia Institut für medizinische Diagnostik GmbH	Germany	Ord	**100**	-
Bioscientia MVZ Jena GmbH	Germany	Ord	**100**	-
Bioscientia MVZ Saarbrücken GmbH	Germany	Ord	**100**	-
Orthopädietechnik Mayer & Behnsen GmbH	Germany	Ord	**100**	-
Labor Schottdorf MVZ GmbH	Germany	Ord	**100**	-
Diagnostic Medlab Limited	New Zealand	Ord	**100**	100
Medlab Central Limited	New Zealand	Ord	**100**	100
Valley Diagnostic Laboratories Limited	New Zealand	Ord	**100**	100
Medlab South Limited	New Zealand	Ord	**100**	100
New Zealand Radiology Group Limited	New Zealand	Ord	**70**	100
Canterbury Medical Imaging Limited	New Zealand	Ord	**100**	100
Palmerston North X-Ray	New Zealand		**80**	80
Laboratory Data Systems Limited	New Zealand	Ord	**100**	100
Diagnostic Medlab Services Limited	New Zealand	Ord	**100**	100
Medica Ärztebedarf AG	Switzerland	Ord	**100**	100
Medica Medizinische Laboratorien Dr F Käppeli AG	Switzerland	Ord	**100**	100
Medizinisches Institut R. Rondez AG	Switzerland	Ord	**100**	100
Labormediz Laboratorien GmbH	Switzerland	Ord	**100**	100
Virion Labordiagnostik GmbH	Switzerland	Ord	**100**	100
Ärztelabor Dr. Kurt Furrer GmbH	Switzerland	Ord	**100**	100
LB Medizinisches Labor Solothurn GmbH	Switzerland	Ord	**100**	100
Institut Virion AG	Switzerland	Ord	**100**	100
The Doctors Laboratory Limited	United Kingdom	Ord	**100**	100
TDL Analytical Limited	United Kingdom	Ord	**100**	100
TDL Facilities Limited	United Kingdom	Ord	**100**	100
Cytogenetic DNA Services Limited	United Kingdom	Ord	**100**	100
Roadhaven Limited	United Kingdom	Ord	**100**	100
Omnilabs Limited	United Kingdom	Ord	**100**	100
Omnilabs (UK) Limited	United Kingdom	Ord	**100**	100
Sonic Finance Limited	United Kingdom	Ord	**-**	100
Sonic Finance & Investments Limited	United Kingdom	Ord	**-**	100

Note 32 Investments in subsidiaries (continued)

Details of subsidiaries (continued)	Country of incorporation	Class of share	Beneficial interest % 2008	Beneficial interest % 2007
Omnilabs Ireland Limited	Ireland	Ord	**100**	100
Sonic Healthcare Investments	United States		**100**	100
Clinical Pathology Laboratories, Inc.	United States	Ord	**100**	100
Fairfax Medical Laboratories, Inc.	United States	Ord	**100**	100
Pathology Laboratories, Inc.	United States	Ord	**100**	100
The Cognoscenti Health Institute, LLC	United States	Ord	**100**	100
American Esoteric Laboratories, Inc.	United States	Ord	**100**	100
AEL of Memphis, LLC	United States	Ord	**100**	100
American Clinical Services, Inc.	United States	Ord	**100**	-
MPL Holdings, Inc.	United States	Ord	**100**	100
Clinical Laboratory Services, Inc.	United States	Ord	**100**	100
DRL Labs, Ltd.	United States		**-**	100
Labdoc, LLC	United States	Ord	**100**	-
Mullins Pathology & Cytology Laboratory, Inc.	United States	Ord	**100**	100
Memphis Pathology Laboratory	United States		**100**	100
AEL of Tyler, Inc.	United States	Ord	**-**	100
Sonic Healthcare USA, Inc.	United States	Ord	**100**	100
Sunrise Medical Laboratories	United States	Ord	**100**	-
Virion (US) Inc.	United States	Ord	**100**	100
Woodbury Clinical Laboratory, Inc.	United States	Ord	**100**	-
IPN Healthcare Pty Limited (iii)	Australia	Ord	**71.47**	71.51
Formulab International Limited	Australia	Ord	**71.47**	71.51
Edenlea Properties Pty Limited	Australia	Ord	**71.47**	71.51
IPN Medical Centres Pty Limited (iii)	Australia	Ord	**71.47**	71.51
IPN Medical Centres (Qld) Pty Limited (iii)	Australia	Ord	**71.47**	71.51
Continuous Care Doctor Training Pty Limited	Australia	Ord	**71.47**	71.51
Kedron Park 24 Hour Medical Centre Pty Limited	Australia	Ord	**71.47**	71.51
Royal Brisbane Place Medical Centre Pty Limited	Australia	Ord	**71.47**	71.51
Taringa 24 Hour Medical Centre Pty Limited	Australia	Ord	**71.47**	71.51
IPN Medical Centres (NSW) Pty Limited (iii)	Australia	Ord	**71.47**	71.51
IPN Healthcare (Vic) Pty Limited (iii)	Australia	Ord	**71.47**	71.51
IPN Medical Centres (Vic) Pty Limited (iii)	Australia	Ord	**71.47**	71.51
IPN Learning Pty Limited	Australia	Ord	**71.47**	71.51
Preston Property Pty Limited	Australia	Ord	**71.47**	71.51
United Healthcare Medical Centre Pty Limited	Australia	Ord	**71.47**	71.51
LUMC Pty Limited	Australia	Ord	**71.47**	71.51
Mark Edelman Pty Limited	Australia	Ord	**71.47**	71.51
Auburn Road Family Medical Centre Pty Limited	Australia	Ord	**71.47**	71.51
Joodie Holdings No. 2 Pty Limited	Australia	Ord	**71.47**	71.51
Todd Silbert Pty Limited	Australia	Ord	**71.47**	71.51
Edgecliff Medical Centre No. 2 Pty Limited	Australia	Ord	**71.47**	71.51
Marrickville Medical Centre No. 2 Pty Limited	Australia	Ord	**71.47**	71.51
Penrith Medical Centre No. 2 Pty Limited	Australia	Ord	**71.47**	71.51
Daraban Pty Limited (iii)	Australia	Ord	**71.47**	71.51
Sunshine Employment Pty Limited	Australia	Ord	**71.47**	71.51
Medihelp General Practice Pty Limited	Australia	Ord	**71.47**	71.51
Medihelp Services Pty Limited	Australia	Ord	**71.47**	71.51
Medihelp BWMG Pty Limited	Australia	Ord	**71.47**	71.51
Medihelp Brackenridge Pty Limited	Australia	Ord	**71.47**	71.51
Medihelp Sunshine Coast Pty Limited	Australia	Ord	**71.47**	71.51
Denberry Pty Limited	Australia	Ord	**71.47**	71.51
Health Essentials Pty Limited	Australia	Ord	**71.47**	71.51
Redwood Park Medical Centre Pty Limited	Australia	Ord	**71.47**	71.51
Edanade Nominees Pty Limited	Australia	Ord	**71.47**	71.51

Note 32 Investments in subsidiaries (continued)

Details of subsidiaries (continued)

	Country of incorporation	Class of share	Beneficial interest % 2008	Beneficial interest % 2007
Clinmed Pty Limited	Australia	Ord	**71.47**	71.51
Margmax Pty Limited	Australia	Ord	**71.47**	71.51
IPN Ophthalmology Pty Limited	Australia	Ord	**71.47**	71.51
IPN Franchise Developments Pty Limited	Australia	Ord	**71.47**	71.51
IPN Services Pty Limited	Australia	Ord	**71.47**	71.51
Sports Medicine Centres of Victoria Pty Limited	Australia	Ord	**71.47**	71.51
Pilates Edge Pty Limited	Australia	Ord	**71.47**	71.51
Physiotherapy International Pty Limited	Australia	Ord	**71.47**	71.51
Southcare Physiotherapy Pty Limited	Australia	Ord	**71.47**	71.51
Kinetikos Services Pty Limited	Australia	Ord	**71.47**	71.51
Re-Start Services Pty Limited	Australia	Ord	**71.47**	71.51
O.B. King & Associates Pty Limited	Australia	Ord	**71.47**	71.51
Redcliffe Peninsula Medical Services Pty Limited	Australia	Ord	**71.47**	71.51
Gemini Administration Services Pty Limited	Australia	Ord	**71.47**	-
Silverspoon Holdings Pty Limited	Australia	Ord	**71.47**	-
Delta Health Pty Limited	Australia	Ord	**71.47**	-
Gainsby Pty Limited	Australia	Ord	**71.47**	-
Stratum Medical Services Pty Limited	Australia	Ord	**71.47**	-

(i) These subsidiaries comprise the "Closed Group" under the deed of cross guarantee. By entering into the deed wholly-owned entities which are large proprietary companies have been granted relief from the necessity to prepare a financial report and directors' report in accordance with Class Order 98/1418 (as amended) issued by the Australian Securities and Investment Commission. For further information see Note 31.

(ii) Trust deeds do not require preparation of audited financial statements.

(iii) These subsidiaries have been granted relief from the necessity to prepare financial reports in accordance with Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission. Independent Practitioner Network Limited and certain wholly-owned entities (the "IPN Closed Group") are parties to a deed of cross guarantee under which each company guarantees the debts of others within the IPN Closed Group. The effect of this deed is that Independent Practitioner Network Limited has guaranteed to pay any deficiency in the event of a wind up of any controlled entity in the IPN Closed Group. The controlled entities within the IPN Closed Group have also given a similar guarantee in the event that Independent Practitioner Network Limited is wound up.

Note 32 Investments in subsidiaries (continued)

Business combinations

(a) Acquisition of subsidiaries/business assets

On 31 July 2007, Sonic acquired 100% of Sunrise Medical Laboratories, an entity incorporated in the USA. At the date of acquisition Sunrise's forecast annual revenue was approximately US$75 Million and forecast annual EBITDA was approximately US$12 Million. The Sunrise acquisition has contributed approximately A$2,400,000 to the net profit of the Group for the period.

On 14 September 2007, Sonic acquired 100% of the Bioscientia Healthcare Group in Germany. At the date of acquisition Bioscientia Healthcare's forecast annual revenue was approximately €125 Million and forecast annual EBITDA was approximately €20 Million. The Bioscientia acquisition has contributed approximately A$6,500,000 to the net profit of the Group for the period.

Other acquisitions in the period, which are individually immaterial, include:

- On 1 October 2007, Sonic acquired 100% of Woodbury Clinical Laboratory, an entity incorporated in the USA.
- IPN, a member of the Group, acquired a number of medical centre businesses during the period, including 100% of Gemini Administration Services Pty Ltd on 11 April 2008, an entity incorporated in Australia.
- On 2 January 2008, Sonic acquired 100% of American Clinical Services, Inc., an entity incorporated in the USA.

It is impracticable to determine the contribution the immaterial acquisitions made to the net profit of the Group during the period, and what they are likely to contribute on an annualised basis, as the majority of the acquisitions were merged with other entities in the Group. The initial accounting for a number of these business combinations has only been determined provisionally at the date of this report, as the Group is still in the process of reviewing acquisition balance sheets and identifying assets and liabilities not previously recorded, so as to determine the fair values of the identifiable assets, liabilities and contingent liabilities acquired.

Note 32 Investments in subsidiaries (continued)

(a) Acquisition of subsidiaries/business assets (continued)

The aggregate cost of the combinations, the carrying values and fair values of the identifiable assets and liabilities, and the goodwill arising on acquisition are detailed below.

	Bioscientia Healthcare Group Carrying Value $'000	Bioscientia Healthcare Group Fair Value $'000	Sunrise* Medical Laboratories Fair Value $'000	Other* Fair Value $'000	Total Fair Value $'000
Consideration - cash paid		305,216	183,443	96,056	**584,715**
Less: Cash of entity acquired		(5,398)	(3,227)	(2,231)	**(10,856)**
		299,818	180,216	93,825	**573,859**
Deferred consideration		-	2,146	4,469	**6,615**
Consideration - shares/options		5,116	-	-	**5,116**
Total consideration		304,934	182,362	98,294	**585,590**
Carrying/fair value of identifiable net assets of subsidiaries acquired:					
Debtors & other receivables	31,853	38,835	10,322	8,386	**57,543**
Prepayments	415	415	307	771	**1,493**
Inventory	3,515	3,515	1,087	812	**5,414**
Deferred tax assets	-	1,239	-	251	**1,490**
Property, plant & equipment	20,117	20,092	1,520	6,784	**28,396**
Other non current receivables	4,447	788	106	339	**1,233**
Investments	816	837	-	7	**844**
Identifiable intangibles	3,162	3,228	-	-	**3,228**
Trade payables	(9,760)	(10,513)	(2,407)	(2,140)	**(15,060)**
Sundry creditors and accruals	(2,995)	(6,894)	(1,129)	(1,939)	**(9,962)**
Income tax receivable/(payable)	(647)	769	-	(1,163)	**(394)**
Borrowings	(15,304)	(15,304)	-	(91)	**(15,395)**
Lease liabilities	(10,079)	(10,079)	-	(1,196)	**(11,275)**
Provisions	(27,936)	(28,515)	(1,429)	(1,404)	**(31,348)**
	(2,396)	(1,587)	8,377	9,417	**16,207**
Goodwill		306,521	173,985	88,877	**569,383**

* Carrying value of identifiable assets and liabilities equalled fair value.

1,000,000 options over unissued Sonic ordinary shares with a fair value of $3,311,000 were issued as part of the consideration for the acquisition of the Bioscientia Healthcare Group. The inputs to the valuation option model to determine the fair value are detailed in Note 38(b)(iv). 116,674 Sonic ordinary shares with a fair value of $1,805,000 were also issued as part of the consideration for the acquisition of the Bioscientia Healthcare Group. The fair value of the shares issued was based on the price per share at the time of acquisition.

The goodwill arising from the business combinations is attributable to their reputation in the local market, the benefit of marginal profit and synergies expected to be achieved from integrating the business with existing operations, expected revenue growth, future market development, the assembled workforce and knowledge of local markets. These benefits are not recognised separately from goodwill as the future economic benefits arising from them cannot be reliably measured.

Note 32 Investments in subsidiaries (continued)

(a) Acquisition of subsidiaries/business assets (continued)

On 8 January 2007, the Group acquired 100% of American Esoteric Laboratories, Inc. ("AEL"), an entity incorporated in the USA. At 30 June 2007, the initial accounting for this combination was determined using provisional values. The final cost of this combination, the carrying value and fair value of the identifiable assets and liabilities, and the goodwill arising on acquisition are detailed below.

	AEL $'000
Consideration – cash paid	228,619
Less: Cash of entities acquired	(2,801)
	225,818
Transaction costs not settled in cash in the 2007 financial year	44
Total consideration	225,862

	Carrying value $'000	Fair value $'000
Fair value of identifiable net assets of subsidiary acquired:		
Debtors & other receivables	**18,531**	18,531
Prepayments	**790**	790
Inventory	**1,768**	1,768
Deferred tax assets	**7,935**	4,833
Property, plant & equipment	**8,096**	8,043
Trade payables	**(11,216)**	(11,208)
Other liabilities	**(3,770)**	(3,770)
Restructuring provisions	**(2,250)**	(2,760)
Surplus leased space provisions	**(4,454)**	(4,454)
Employee provisions	**(1,279)**	(1,279)
	14,151	10,494
Goodwill		215,368

The total adjustment to goodwill during the 2008 financial year as a result of finalising the cost of the AEL combination and the fair values of the identifiable assets and liabilities acquired was an increase of $3,701,000.

The Group also acquired Cognoscenti Health Institute, LLC., Nelson Diagnostic Laboratory Limited, Mullins Pathology and Cytology Laboratory P.C., Medica Laboratory Group, the business assets of Lifecheck, Lookadoo Skyline Laboratories, Inc and Docker Pathology, and IPN acquired a number of medical centre businesses in the 2007 financial year. The initial accounting for a number of these business acquisitions had been determined provisionally at the date of the 2007 report. The final costs of these combinations, the carrying values and fair values of the identifiable assets and liabilities, and the goodwill arising on acquisition are detailed below.

	Other $'000
Consideration – cash paid	175,150
Less: cash of entities acquired	(5,868)
Total cash consideration	169,282
Deferred consideration – recognised as amounts owing to vendors (Note 24 and Note 28)	7,089
Consideration – shares/options	7,443
Transaction costs not settled in cash in the 2007 financial year	440
Total consideration	**184,254**

Note 32 Investments in subsidiaries (continued)

(a) Acquisition of subsidiaries/business assets (continued)

	Carrying value $'000	Fair value $'000
Fair value of identifiable net assets of subsidiaries acquired:		
Debtors & other receivables	**11,829**	11,829
Prepayments	**268**	268
Inventory	**2,940**	2,940
Deferred tax assets	**157**	157
Identifiable intangibles	**1,592**	1,592
Property, plant & equipment	**7,604**	7,500
Trade payables	**(12,612)**	(13,020)
Income tax payable	**(67)**	(67)
Borrowings	**(3,703)**	(3,703)
Lease liabilities	**(700)**	(700)
Other liabilities	**(316)**	(316)
Restructuring provisions	**-**	(76)
Employee provisions	**(1,865)**	(1,860)
	5,127	4,544
Goodwill		179,710

The total adjustment to goodwill during the 2008 financial year as a result of finalising the cost of these combinations and the fair values of the identifiable assets and liabilities acquired was an increase of $1,995,000.

As part of the consideration for these business combinations:

- a member of the Group, IPN, issued 6,939,625 shares with a fair value of $1,000,000, based on the volume weighted average price of IPN's shares on the 30 days immediately preceding the issue date (2 October 2006).
- CPL, a member of the Group, issued 50,000 shares with a fair value of US$56.00 per share (A$3,670,000), based on the price per share that Sonic paid at the time of acquiring its initial ~82% interest in CPL.
- 1,000,000 options over unissued Sonic ordinary shares with a fair value of $2,773,000 were issued on 13 August 2007 as part of the consideration for the acquisition of the Medica Laboratory Group. The inputs to the valuation option model to determine the fair value are detailed in Note 38(b)(iii).

(b) Acquisition of minority interests

During the first half of the financial year Sonic acquired the outstanding equity held by minority interests in the Schottdorf Group for a total purchase price of ~€80 Million. On 15 August 2007 Sonic moved to 67.9% ownership, and reached 100% ownership in late December 2007 once the reorganisation of the legal structure of the Schottdorf Group was completed.

The carrying amount of Schottdorf's net assets in the Group's financial statements on the date of acquiring the minority interests was €21.8 Million. The Group recognised a decrease in minority interests of €9.3 Million and additional goodwill of €72.5 Million, equivalent to A$120,700,000 at 30 June 2008.

On 29 January 2007 Sonic acquired the ~18% minority interests in Clinical Pathology Laboratories, Inc. ("CPL"), for US$82.7 Million which was comprised of ~US$41.46 Million in cash, plus 4,171,732 Sonic ordinary shares, issued at $12.52 per share (a 5% discount to the market closing price on 8 December 2006, the day the transaction was proposed). The fair value of these shares was A$13.51 per share, based on the market value of a share at the date of issue discounted to reflect that the shares were subject to a 12 month escrow and were not entitled to participate in Sonic's 2007 interim dividend.

The carrying amount of CPL's net assets in the Group's financial statements on the date of acquiring the minority interests was US$53.4 Million. The Group recognised a decrease in minority interests of US$9.9 Million and additional goodwill of US$75.3 Million, equivalent to A$88,639,000 at 30 June 2007.

Note 32 Investments in subsidiaries (continued)

(c) Reconciliation of cash paid to cash flow statement

	Consolidated Group	
	2008	2007
	$'000	$'000
Consideration – cash paid for acquisitions in the financial year	**584,715**	403,814
Consideration – cash paid for minority interests in subsidiaries in the financial year	**102,541**	86,931
Consideration – cash paid to vendors for acquisitions in previous financial years	**7,068**	4,025
Less: Cash of entities acquired	**(10,856)**	(8,669)
Payment for purchase of subsidiaries net of cash acquired	**683,468**	486,101

Note 33 Commitments for expenditure

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
(a) Capital commitments				
Commitments for the acquisition of property, plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**2,078**	22,378	-	9,024
Later than one year but not later than 5 years	-	909	-	-
	2,078	23,287	-	9,024
(b) Lease commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**89,102**	87,682	-	-
Later than one year but not later than 5 years	**170,265**	181,927	-	-
Later than 5 years	**24,262**	33,106	-	-
	283,629	302,715	-	-
Representing:				
Cancellable operating leases	**961**	578	-	-
Non-cancellable operating leases	**281,746**	299,940	-	-
Future finance charges on finance leases	**922**	2,197	-	-
	283,629	302,715	-	-

Note 33 Commitments for expenditure (continued)

(i) Operating leases
The Group leases various premises under non-cancellable operating leases expiring within one month to eleven years. The leases have varying terms and renewal rights. On renewal, the terms of the leases are renegotiated.

The Group also leases various plant and machinery under cancellable operating leases. The Group is required to give six months notice for termination of these leases.

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	**88,263**	86,626	-	-
Later than one year but not later than 5 years	**169,698**	181,647	-	-
Later than 5 years	**24,262**	33,095	-	-
Less: Amount provided for surplus lease space under non-cancellable operating leases	**(477)**	(1,428)	-	-
Commitments not recognised in the financial statements	**281,746**	299,940	-	-
Future minimum lease payments expected to be received in relation to non-cancellable sub-leases of operating leases not recognised in the financial statements	**33,195**	40,971	-	-

(ii) Finance leases
The Group finance leases and hire purchases various plant and equipment with a carrying amount of $23,738,000 (2007: $28,871,000) under contracts expiring within one month to eleven years.

Within one year	**11,276**	13,664	-	-
Later than one year but not later than 5 years	**10,613**	14,554	-	-
Later than 5 years	**11,941**	453	-	-
Minimum lease payments	**33,830**	28,671	-	-
Less: Future finance charges	**(8,324)**	(2,197)	-	-
Total lease and hire purchase liabilities	**25,506**	26,474	-	-
Representing lease and hire purchase liabilities:				
Current (Note 20)	**10,019**	12,105	-	-
Non-current (Note 25)	**15,487**	14,369	-	-
	25,506	26,474	-	-

The weighted average interest rate implicit in the contracts is 6.11% (2007: 6.19%).

(c) Remuneration commitments

Commitments for the payment of salaries and other remuneration under long term employment contracts in existence at the reporting date but not recognised as liabilities, payable:				
Within one year	**25,519**	28,664	-	-
Later than one year but not later than 5 years	**21,115**	22,062	-	-
Later than 5 years	-	-	-	-
	46,634	50,726	-	-

Note 34 Contingent liabilities

Sonic Healthcare Limited and certain subsidiaries, as disclosed in Note 32, are parties to a Deed of Cross Guarantee under which each company guarantees the debts of the others. Independent Practitioner Network Limited and certain of its subsidiaries, as disclosed in Note 32, are parties to a Deed of Cross Guarantee under which each company guarantees the debts of the others.

Note 35 Secured borrowings

The total secured liabilities (current and non-current) are as follows:

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Bank loans	**30,135**	45,515	**-**	-
Lease liabilities	**24,519**	26,070	**-**	-
Hire purchase liabilities	**987**	404	**-**	-
	55,641	71,989	**-**	-

Assets pledged as security

The secured bank loans (current and non-current) are attributable to non-wholly-owned and recently acquired subsidiaries and represent:

- Bank loans of IPN of $27,500,000 outstanding at 30 June 2008 (2007: $24,500,000) that are secured by a fixed and floating charge over the assets of IPN, excluding the assets of the Gemini business, which was acquired with funding from a $32,500,000 limited recourse loan provided by Sonic.
- The bank loan of the Bioscientia Healthcare Group of $2,635,000 (2007: Nil) is secured by the equipment acquired with the loan proceeds. This secured loan was in existence at the time Sonic acquired the group and the security will remain until the loan is repaid. Refer Note 20(a).
- Bank loans of the Schottdorf Group outstanding at 30 June 2007 of $21,015,000 which were secured by the assets and undertakings of the Schottdorf Group until the loan was repaid in November 2007. In addition, Sonic Healthcare Limited had guaranteed $7,961,000 (€5,000,000) of this debt at 30 June 2007.

Lease and hire purchase liabilities are effectively secured as the rights to the relevant assets revert to the lessor/lender in the event of default.

The carrying amounts of assets pledged as security for current and non-current borrowings are:

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000	Parent Company 2008 $'000	Parent Company 2007 $'000
Current				
Fixed and floating charge				
Cash and cash equivalents	**9,282**	15,041	**-**	-
Trade and other receivables	**2,537**	40,949	**-**	-
Inventories	**1,520**	6,224	**-**	-
Other	**1,665**	1,660	**-**	-
Total current assets pledged as security	**15,004**	63,874	**-**	-
Non-current				
Finance lease & hire purchase agreements				
Property, plant and equipment	**25,378**	29,660	**-**	-
Fixed and floating charge				
Receivables	**139**	-	**-**	-
Property, plant and equipment	**15,998**	18,712	**-**	-
Total non-current assets pledged as security	**41,515**	48,372	**-**	-
Total assets pledged as security	**56,519**	112,246	**-**	-

Note 36 Key management personnel

Refer to the Remuneration Report within the Directors' Report for details of Sonic's key management personnel.

(a) Key management personnel compensation

The aggregate remuneration of the key management personnel is shown below:

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$	$	**$**	$
Short term employee benefits	**4,633,859**	4,411,790	**259,171**	183,361
Long term employee benefits	**14,943**	16,919	**-**	-
Post employment benefits	**285,458**	362,873	**50,829**	126,639
Share based payments	**8,095,087**	6,391,189	**-**	-
	13,029,347	11,182,771	**310,000**	310,000

(b) Equity disclosures relating to key management personnel

(i) Option holdings

The number of options over ordinary shares held beneficially or personally during the current and prior financial year by the key management personnel of the Group in relation to remuneration arrangements are set out below.

2008 Name	Balance at 1 July 2007	Issued during the 2008 year as remuneration	Exercised during the 2008 year	Balance at 30 June 2008	Vested and exercisable at the end of the 2008 year
Dr C.S. Goldschmidt	3,000,000	1,000,000	-	4,000,000	1,500,000
C.D. Wilks	1,620,000	540,000	-	2,160,000	810,000

2007 Name	Balance at 1 July 2006	Issued during the 2007 year as remuneration	Exercised during the 2007 year	Balance at 30 June 2007	Vested and exercisable at the end of the 2007 year
Dr C.S. Goldschmidt	2,000,000	1,000,000	-	3,000,000	500,000
C.D. Wilks	1,080,000	540,000	-	1,620,000	270,000

(ii) Share holdings

The number of ordinary shares held personally or beneficially during the current and prior financial year by the key management personnel of the Group are set out below.

2008 Name	Balance at 1 July 2007	Issued during the 2008 year on the exercise of options	Shares provided as remuneration during the 2008 year	Other changes during the 2008 year	Balance at 30 June 2008
B.S. Patterson	3,816,646	-	-	-	3,816,646
Dr C.S. Goldschmidt	660,000	-	20,000	(400,000)	280,000
C.D. Wilks	580,250	-	10,750	(200,000)	391,000
Dr P.J. Dubois	25,000	-	-	350	25,350
C.J. Jackson	490,590	-	-	350	490,940
Dr H.F. Scotton	180,634	-	-	560	181,194
D. Schultz	560,586	-	-	-	560,586

Note 36 Key management personnel (continued)

(b) Equity disclosures relating to key management personnel (continued)

(ii) Share holdings (continued)

2007 Name	Balance at 1 July 2006	Issued during the 2007 year on the exercise of options	Shares provided as remuneration during the 2007 year	Other changes during the 2007 year	Balance at 30 June 2007
B.S. Patterson	3,816,646	-	-	-	3,816,646
Dr C.S. Goldschmidt	1,840,000	-	20,000	(1,200,000)	660,000
C.D. Wilks	1,069,500	-	10,750	(500,000)	580,250
Dr P.J. Dubois	124,723	-	-	(99,723)	25,000
C.J. Jackson	490,590	-	-	-	490,590
Dr H.F. Scotton	180,634	-	-	-	180,634
D. Schultz	-	-	-	560,586	560,586

Note 37 Remuneration of auditors

	Consolidated Group 2008 $	Consolidated Group 2007 $	Parent Company 2008 $	Parent Company 2007 $
During the year the auditors of the Parent Company and the Group and their related practices earned the following remuneration:				
PricewaterhouseCoopers – Australian firm				
Audit and review of financial reports of the Parent Company or any entity in the Group	**512,000**	687,350	**80,000**	80,000
Accounting and advisory services	**-**	45,700	**-**	-
Total audit and accounting/advisory services	**512,000**	733,050	**80,000**	80,000
Non PricewaterhouseCoopers audit firms				
Audit and review of financial reports of Group entity	**160,000**	-	**-**	-
Accounting and advisory services	**165,000**	-	**-**	-
	325,000	-	**-**	-
Related practices of PricewaterhouseCoopers Australian firm (including overseas PricewaterhouseCoopers firms)				
Audit and review of the financial reports of Group entities	**1,058,255**	475,524	**-**	-
Total audit and accounting/advisory services	**1,058,255**	475,524	**-**	-
Taxation compliance services	**-**	34,534	**-**	-

Statutory audit and tax compliance services are subject to periodic competitive tender processes involving the major Chartered Accounting firms. Accounting and advisory services include fees paid by IPN to its auditor for work performed in relation to the Scheme of Arrangement referred to in Note 43. In 2007, accounting and advisory services included due diligence and acquisition related projects, financing advice and services in connection with the liquidation and deregistration of subsidiaries as part of restructuring the Group. The non-audit services provided are not considered to be of a nature which could give rise to a conflict of interest or loss of independence for the external auditors.

Note 38 Share based payments

(a) Share based payments relating to remuneration

The Group has several equity settled share based compensation plans for executives and employees. The fair value of equity remuneration granted under the various plans is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to shares and options ("the vesting period"). Details of the pricing model and the measurement inputs utilised to determine the fair value of shares and options granted are disclosed in Note 1(q) to the financial statements.

(i) Sonic Healthcare Limited Employee Option Plan

Options are granted under the Sonic Healthcare Limited Employee Option Plan for no consideration. Options granted are able to be exercised subject to the following vesting periods:

- Up to 50% may be exercised after 30 months from the date of grant
- Up to 75% may be exercised after 42 months from the date of grant
- Up to 100% may be exercised after 54 months from the date of grant

Options granted under the plan expire after 58 months and carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. No option holder has any right under the options to participate in any other share issue of the company or of any other entity.

Set out below are summaries of options granted under the plan.

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercisable at end of the year	Balance at date of this report
			Number	Number	Number	Number	Number	Number	Number	Number
Consolidated Group and Parent Company - 2008										
15/04/03	15/02/08	$6.30	312,000	-	(2,500)	(309,500)	-	-	-	-
23/09/04	23/07/09	$9.51	10,000	-	-	-	-	10,000	7,500	10,000
23/09/04	23/07/09	$9.56	345,000	-	-	(117,500)	-	227,500	135,000	205,000
15/11/06	15/09/11	$13.10	1,200,000	-	-	-	-	1,200,000	-	1,200,000
13/08/07	13/06/12	$13.00	-	500,000	-	-	-	500,000	-	500,000
31/07/08	31/05/13	$13.65	-	-	-	-	-	-	-	200,000
Total			1,867,000	500,000	(2,500)	(427,000)	-	1,937,500	142,500	2,115,000
Weighted Average Exercise Price			$11.29	$13.00	$6.30	$7.20	-	$12.64	$9.56	
Consolidated Group and Parent Company - 2007										
16/07/02	16/05/07	$4.66	405,625	-	-	(374,125)	(31,500)	-	-	
15/04/03	15/02/08	$6.30	435,000	-	(2,500)	(120,500)	-	312,000	150,750	
23/09/04	23/07/09	$9.51	10,000	-	-	-	-	10,000	5,000	
23/09/04	23/07/09	$9.56	370,000	-	-	(25,000)	-	345,000	160,000	
15/11/06	15/09/11	$13.10	-	1,200,000	-	-	-	1,200,000	-	
13/08/07	13/06/12	$13.00	-	-	-	-	-	-	-	
Total			1,220,625	1,200,000	(2,500)	(519,625)	(31,500)	1,867,000	315,750	
Weighted Average Exercise Price			$6.77	$13.10	$6.30	$5.28	$4.66	$11.29	$8.00	

The weighted average share price at the date of exercise for options exercised in the 12 months to 30 June 2008 was $16.02 (2007: $14.54).

Note 38 Share based payments (continued)

(a) Share based payments relating to remuneration (continued)

(i) Sonic Healthcare Limited Employee Option Plan (continued)

The weighted average remaining contractual life of share options on issue at the end of the year was 3.1 years (2007: 3.2 years).

Fair value of options granted
The average assessed fair value of options granted during the year ended 30 June 2008 was $2.78 per option (2007: $2.24).

The valuation model inputs for options granted during the year ended 30 June 2008 include:

(a) exercise price: $13.00 (2007: $13.10)
(b) share price at time of grant: $14.16 (2007: $13.48)
(c) expected life: 4.17 years from date of issue (2007: 4.25 years)
(d) share price volatility: 17.5% (based on 3 year historic prices) (2007: 17.4%)
(e) risk free rate: 6.2% (2007: 5.8%)
(f) dividend yield: 3.8% (2007: 3.7%)

(ii) Queensland X-Ray (QXR) options

Pursuant to Sonic's agreement with the vendors of QXR, Sonic is to issue a total of 1,000,000 options to staff of QXR. The vesting and other conditions for these options are the same as those for the Sonic Healthcare Limited Employee Option Plan. To date 825,000 options have been issued in the following tranches:

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercis-able at end of the year	Balance at date of this report
			Number	Number	Number	Number	Number	Number	Number	Number
Consolidated Group and Parent Company - 2008										
7/04/03	7/02/08	$6.01	50,000	-	-	(50,000)	-	-	-	-
19/02/04	19/12/08	$7.57	115,000	-	(20,000)	(28,000)	-	67,000	30,750	12,000
24/07/06	24/05/11	$12.69	40,000	-	-	-	-	40,000	-	40,000
Total			205,000	-	(20,000)	(78,000)	-	107,000	30,750	52,000
Weighted Average Exercise Price			$8.19	-	$7.57	$6.57	-	$9.48	$7.57	
Consolidated Group and Parent Company - 2007										
16/07/02	16/05/07	$4.66	170,000	-	-	(165,000)	(5,000)	-	-	
7/04/03	7/02/08	$6.01	60,000	-	-	(10,000)	-	50,000	30,000	
19/02/04	19/12/08	$7.57	165,000	-	-	(50,000)	-	115,000	32,500	
24/07/06	24/05/11	$12.69	-	40,000	-	-	-	40,000	-	
Total			395,000	40,000	-	(225,000)	(5,000)	205,000	62,500	
Weighted Average Exercise Price			$6.08	$12.69	-	$5.37	$4.66	$8.19	$6.82	

The weighted average share price at the date of exercise for options exercised in the 12 months to 30 June 2008 was $15.96 (2007: $14.32).

The weighted average remaining contractual life of share options on issue at the end of the year was 1.2 years (2007: 1.7 years).

Note 38 Share based payments (continued)

(a) Share based payments relating to remuneration (continued)

(ii) Queensland X-Ray (QXR) options (continued)

Fair value of options granted
The average assessed fair value of options granted during the year ended 30 June 2008 was Nil per option (2007: $1.88).

The valuation model inputs for options granted during 2007 include:

(a) exercise price: $12.69
(b) share price at time of grant: $12.74
(c) expected life: 4.25 years from date of issue
(d) share price volatility: 16.7% (based on 3 year historic prices)
(e) risk free rate: 5.6%
(f) dividend yield: 3.7%

(iii) Executive Incentive Plan
Executive Incentive Plan options expire 60 months after issue and are able to be exercised subject to the following vesting periods:

- Up to 50% may be exercised after 24 months from the date of issue
- Up to 100% may be exercised after 36 months from the date of issue

Details of the Executive Incentive Plan are set out in the Remuneration Report within the Directors' Report.

Note 38 Share based payments (continued)

(a) Share based payments relating to remuneration (continued)

(iii) Executive Incentive Plan

A summary of options granted under this plan are set out below:

Issue date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercis-able at end of the year	Balance at date of this report
			Number	Number	Number	Number	Number	Number	Number	Number
Consolidated Group and Parent Company - 2008										
26/11/04	26/11/09	$7.50	1,540,000	-	-	-	-	1,540,000	1,540,000	140,000
22/08/05	22/08/10	$7.50	1,540,000	-	-	-	-	1,540,000	770,000	1,540,000
22/08/06	22/08/11	$7.50	1,540,000	-	-	-	-	1,540,000	-	1,540,000
24/08/07	24/08/12	$7.50	-	1,540,000	-	-	-	1,540,000	-	1,540,000
22/08/08	22/08/13	$7.50	-	-	-	-	-	-	-	1,540,000
Total			4,620,000	1,540,000	-	-	-	6,160,000	2,310,000	6,300,000
Consolidated Group and Parent Company - 2007										
26/11/04	26/11/09	$7.50	1,540,000	-	-	-	-	1,540,000	770,000	
22/08/05	22/08/10	$7.50	1,540,000	-	-	-	-	1,540,000	-	
22/08/06	22/08/11	$7.50	-	1,540,000	-	-	-	1,540,000	-	
Total			3,080,000	1,540,000	-	-	-	4,620,000	770,000	

The weighted average remaining contractual life of options on issue at the end of the year was 2.7 years (2007: 3.2 years).

A summary of the ordinary shares granted under this plan are set out below:

	Consolidated Group and Parent Company	
	2008	2007
	Number	Number
Shares issued under the Executive Incentive Plan	**30,750**	30,750

Shares and options issued in the current and prior financial years represent satisfaction of performance conditions relating to the preceding years.

Fair value of shares and options granted
The assessed fair value of shares and options issued during the year ended 30 June 2008 was $10.15 per share and $3.99 per option respectively (2007: $10.48 and $3.94). The first four years of the performance related entitlements issuable under the Executive Incentive Plan were approved by shareholders at the 2004 Annual General Meeting and covered those issues made during the current and prior financial years.

The valuation model inputs for the valuation of shares and options approved at the 2004 Annual General Meeting were:

(a) exercise price: $7.50 (2007: $7.50)
(b) share price at time of grant: $11.10 (2007: $11.10)
(c) expected life: 5 years from date of issue (2007: 5 years)
(d) share price volatility: 15.3% (based on 3 year historic prices) (2007: 15.3%)
(e) risk free rate: 5.0% (2007: 5.0%)
(f) dividend yield: 3.15% (2007: 3.15%)

Note 38 Share based payments (continued)

(a) Share based payments relating to remuneration (continued)

(iv) Independent Practitioner Network Limited Employee Share Option Scheme

Independent Practitioner Network Limited (a member of the Group) could, at the discretion of its Board of Directors, grant options over the ordinary shares in Independent Practitioner Network Limited to directors, executives and certain members of IPN's staff. For the grants on the 29 November 2007, 7 December 2006 and 20 December 2006 the options vest one third after two years, one third after three years and the balance after four years with the expiry being one year after each vesting date. Vesting is subject to EPS growth targets being met of 10% compounded annually. For all remaining grants under the plan 25% of the grant vests at each anniversary.

Set out below are summaries of options under the plan at 30 June 2008.

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercis-able at end of the year
			Number	Number	Number	Number	Number	Number	Number
Consolidated Group - 2008									
22/08/02	21/08/07	$0.1255	380,000	-	-	(380,000)	-	-	-
07/12/06	06/12/09	Nil	349,965	-	-	-	-	349,965	-
07/12/06	19/12/10	Nil	349,965	-	-	-	-	349,965	-
07/12/06	06/12/11	Nil	350,070	-	-	-	-	350,070	-
20/12/06	19/12/09	Nil	811,881	-	(231,965)	-	-	579,916	-
20/12/06	19/12/10	Nil	811,874	-	(231,965)	-	-	579,909	-
20/12/06	19/12/11	Nil	811,874	-	(231,964)	-	-	579,910	-
29/11/07	28/11/10	Nil	-	1,224,000	-	-	-	1,224,000	-
29/11/07	28/11/11	Nil	-	1,224,000	-	-	-	1,224,000	-
29/11/07	28/11/12	Nil	-	1,224,000	-	-	-	1,224,000	-
29/11/07	28/11/10	$0.2517	-	1,000,000	-	-	-	1,000,000	-
29/11/07	28/11/11	$0.2517	-	1,000,000	-	-	-	1,000,000	-
29/11/07	28/11/12	$0.2517	-	1,000,000	-	-	-	1,000,000	-
Total			3,865,629	6,672,000	(695,894)	(380,000)	-	9,461,735	-
Weighted Average Exercise Price			$0.012	$0.113	-	$0.126	-	$0.080	-

Set out below are summaries of options held under the plan at 30 June 2007.

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercis-able at end of the year
Consolidated Group - 2007									
23/11/02	30/11/07	$0.0785	760,000	-	-	(760,000)	-	-	-
23/11/02	30/03/07	$0.0785	500,000	-	-	(500,000)	-	-	-
23/11/02	31/12/06	$0.0785	500,000	-	-	(500,000)	-	-	-
22/08/02	21/08/07	$0.1255	380,000	-	-	-	-	380,000	380,000
7/12/06	6/12/09	Nil	-	349,965	-	-	-	349,965	-
7/12/06	19/12/10	Nil	-	349,965	-	-	-	349,965	-
7/12/06	6/12/11	Nil	-	350,070	-	-	-	350,070	-
20/12/06	19/12/09	Nil	-	811,881	-	-	-	811,881	-
20/12/06	19/12/10	Nil	-	811,874	-	-	-	811,874	-
20/12/06	19/12/11	Nil	-	811,874	-	-	-	811,874	-
Total			2,140,000	3,485,629	-	(1,760,000)	-	3,865,629	380,000
Weighted Average Exercise Price			$0.087	Nil	-	$0.079	-	$0.012	$0.123

The weighted average share price at the date of exercise for share options exercised in the 12 months to 30 June 2008 was $0.33 (2007: $0.19).

The weighted average remaining contractual life of options on issue at the end of the year was 3.1 years (2007: 3.1 years).

Note 38 Share based payments (continued)

(a) Share based payments relating to remuneration (continued)

(iv) Independent Practitioner Network Limited Employee Share Option Scheme (continued)

The valuation model inputs to the IPN options granted on 29 November 2007 include:

(a) exercise price: nil and $0.2517
(b) exercise dates subject to growth targets noted above
(c) expiry dates noted in above table
(d) share price at time of grant: $0.252
(e) share price volatility: 51.0%
(f) risk free rate: 6.27%

The valuation model inputs for the IPN options granted on 7 December 2006 include:

(a) exercise price: nil
(b) exercise dates subject to growth targets noted above
(c) expiry dates noted in above table
(d) share price at time of grant: $0.215
(e) share price volatility: 76.0%
(f) risk free rate: 5.88%

The valuation model inputs for the IPN options granted on 20 December 2006 include:

(a) exercise price: nil
(b) exercise dates subject to growth targets noted above
(c) expiry dates noted in above table
(d) share price at time of grant: $0.23
(e) share price volatility: 76.0%
(f) risk free rate: 6.06%

1,000,000 non-employee share option scheme options over unissued IPN shares were issued on 3 October 2006 to the sellers of the Redcliffe Medical Centre business. The options vest one third after two years, one third after three years and one third after four years from the date of acquisition, providing the recipients continue to practice from the Medical Centre business acquired. The options have an exercise price of $0.1441 calculated as the volume weighted average price of shares on the 30 days immediately proceeding the grant date. The options expire on 2 October 2011 and none are exercisable, or have been forfeited, at the date of this report. The weighted average remaining contractual life of these options on issue at the end of the year was 3.3 years (2007: 4.3 years).

The valuation model inputs for the IPN options granted on 3 October 2006 include:

(a) exercise price: $0.1441
(b) share price at time of grant: $0.175
(c) share price volatility: 76.0%
(d) risk free rate: 5.80%

In September 2008, Sonic reached agreement with IPN and the option holders to cancel all IPN options for total consideration of ~$2.4 Million to be paid on 1 October 2008.

(v) Expenses arising from share based payment transactions

Total expenses arising from equity settled share based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Equity remuneration	**9,542**	7,089	**-**	-

Note 38 Share based payments (continued)

(a) Share based payments relating to remuneration (continued)

(vi) Shares issued on the exercise of options up to the date of this report

(a) Sonic Healthcare Limited Employee Option Plan Options:

A total of 427,000 ordinary shares of Sonic were issued during the year ended 30 June 2008 on the exercise of options granted under the Sonic Healthcare Limited Employee Option Plan and a further 22,500 shares have been issued since that date, but prior to the date of this report. The amounts paid on issue of those shares were:

Number of options	Amounts paid (per share)
309,500	$6.30
140,000	$9.56
449,500	

(b) Queensland X-Ray (QXR) Options:

A total of 78,000 ordinary shares of Sonic were issued during the year ended 30 June 2008 on the exercise of QXR options and 55,000 shares have been issued since that date, but prior to the date of this report. The amounts paid on issue of those shares were:

Number of options	Amounts paid (per share)
50,000	$6.01
83,000	$7.57
133,000	

(c) Executive incentive plan:

A total of 1,400,000 ordinary shares were issued on the exercise of options after 30 June 2008 but prior to the date of this report. The amount paid per share was $7.50.

(d) Independent Practitioner Network Limited Employee Share Option Scheme:

A total of 380,000 ordinary shares of IPN were issued during the year ended 30 June 2008 on the exercise of options granted under the Independent Practitioner Network Limited Employee Share Option Scheme. The amounts paid per share on issue of those shares was $0.1255.

No amounts are unpaid on any of these shares.

(b) Options issued other than in relation to remuneration

(i) Schottdorf Group

3,000,000 options over unissued ordinary Sonic shares were granted on 1 July 2004 as part of the Schottdorf acquisition consideration. Each option is convertible into one ordinary share as set out below on or before 31 August 2009 at an exercise price of $6.75:

- Up to 20% may be exercised after 1 July 2005
- Up to 40% may be exercised after 1 July 2006
- Up to 60% may be exercised after 1 July 2007
- Up to 80% may be exercised after 1 July 2008
- Up to 100% may be exercised after 1 July 2009

Options granted carry no dividend or voting rights. No option holder has any right under the option to participate in any other issue of the company or of any other entity. All of the 3,000,000 options remain unexercised as at the date of this report. The weighted average remaining contractual life of options outstanding at the end of the year was 1.2 years (2007: 2.2 years).

Note 38 Share based payments (continued)

(b) Options issued other than in relation to remuneration (continued)

(ii) CPL

2,000,000 options over unissued ordinary Sonic shares were granted on 15 November 2006. Each option is convertible into one ordinary share as set out below at an exercise price of $13.10:

- 1,400,000 may be exercised after 1 October 2010, expiring 30 September 2011
- 300,000 may be exercised after 1 October 2011, expiring 30 September 2012
- 300,000 may be exercised after 1 October 2012, expiring 30 September 2013

Options granted carry no dividend or voting rights. No option holder has any right under the option to participate in any other issue of the company or of any other entity.

The weighted average remaining contractual life of options outstanding at the end of the year was 3.7 years (2007: 4.7 years). All of the 2,000,000 options remain unexercised as at the date of this report.

The valuation model inputs for the options granted in 2007 include:

(a) exercise price: $13.10
(b) share price at time of grant: $13.48
(c) expected life: 5.5 years from date of issue
(d) share price volatility: 17.4% (based on 3 year historic prices)
(e) risk free rate: 5.8%
(f) dividend yield: 3.7%

(iii) Medica Laboratory Group

1,000,000 options over unissued ordinary Sonic shares were granted on 13 August 2007 as part of the Medica acquisition consideration. Each option is convertible into one ordinary share after 30 May 2012 and on or before 30 September 2012 at an exercise price of $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.

Options granted carry no dividend or voting rights. No option holder has any right under the option to participate in any other issue of the company or of any other entity. All of the 1,000,000 options remain unexercised as at the date of this report. The weighted average remaining contractual life of options outstanding at the end of the year was 4.3 years.

The valuation model inputs for the options granted in 2007 include:

(a) exercise price: $13.00
(b) share price at time of grant: $14.16
(c) expected life: 5 years from date of issue
(d) share price volatility: 17.5% (based on 3 year historic prices)
(e) risk free rate: 6.23%
(f) dividend yield: 3.8%

Note 38 Share based payments (continued)

(b) Options issued other than in relation to remuneration (continued)

(iv) Bioscientia Healthcare Group

1,000,000 options over unissued ordinary Sonic shares were granted on 3 October 2007 as part of the Bioscientia acquisition consideration. Each option is convertible into one ordinary share as set out below on or before 3 August 2012 at an exercise price of $14.16:

- Up to 50% may be exercised after 3 April 2010
- Up to 75% may be exercised after 3 April 2011
- Up to 100% may be exercised after 3 April 2012

Options granted carry no dividend or voting rights. No option holder has any right under the option to participate in any other issue of the company or of any other entity. All of the 1,000,000 options remain unexercised as at the date of this report. The weighted average remaining contractual life of options outstanding at the end of the year was 4.1 years.

The valuation model inputs for the options granted in 2008 include:

(a) exercise price: $14.16
(b) share price at time of grant: $15.91
(c) expected life: 4.17 years from date of issue
(d) share price volatility: 17.0% (based on 3 year historic prices)
(e) risk free rate: 6.4%
(f) dividend yield: 3.9%

(v) Labor 28 Group

500,000 options over unissued ordinary Sonic shares were granted on 25 July 2008 as part of the Labor 28 acquisition consideration (Note 43). All of the 500,000 options remain unexercised as at the date of this report.

(c) IPN exempt employee share plan

On 31 May 2007 IPN established the IPN Exempt Employee Share Plan ("IPN EESP"). The plan allowed full time or permanent part time employees to salary sacrifice up to $1,000 of their income in any one year to purchase ordinary shares in IPN. On the same day, the IPN Exempt Employee Share Plan Trust was formed and IPN Employee Share Plan Managers Pty Limited was created as Trustee to administer the plan. The shares were acquired by the Trustee and held in trust for the plan participants.

Shares were issued under the plan at the volume weighted average price at which the company's shares traded on the Australian Securities Exchange during the 5 trading days prior to the issue date ("5 day VWAP"). The shares were acquired by the plan on behalf of the plan participants at the beginning of each financial year. The number of shares acquired by the plan for each participant at the beginning of each quarter is calculated by taking the elected annual amount for salary sacrifice and dividing it by the 5 day VWAP before each issue date.

156,839 shares were issued under the plan at $0.2996 per share during the 2008 financial year (2007: 125,632 at $0.2547).

(d) IPN deferred employee share plan

On 31 May 2007 IPN established the IPN Deferred Employee Share Plan ("IPN DESP"). The plan allows executives and directors of IPN to salary sacrifice up to 25% of their income in any one year to purchase ordinary shares in IPN. On the same day the IPN Deferred Employee Share Plan Trust was formed and IPN Employee Share Plan Managers Pty Limited was created as Trustee to administer the plan. The shares were acquired by the Trustee and held in trust for the plan participants. Shares purchased under the plan are bought on market.

All IPN equity based incentive plans were terminated on 16 September 2008, as required by the Scheme of Arrangement under which Sonic will acquire all of the shares in IPN which it does not already own referred to in Note 43.

Note 39 Related parties

(a) Parent entities and subsidiaries

Sonic Healthcare Limited (Sonic) is the ultimate Parent Company in the Group comprising the company and its subsidiaries as detailed in Note 32.

(b) Transactions with related parties

The following transactions occurred with related parties:

	Parent Company	
	2008	2007
	$'000	$'000
Transactions with subsidiaries		
Dividend revenue		
Distributions and dividends received from subsidiaries	201,152	123,978
Tax consolidation legislation		
Current tax payable assumed from wholly-owned tax consolidated entities	43,682	37,170
Interest revenue		
Interest and loan facility fees charged to subsidiaries	14,945	14,127
Interest expense		
Interest charged by subsidiaries	12,062	346
Other transactions		
Rent and outgoings charged to subsidiaries	3,785	3,494
Management fees charged to subsidiaries	2,000	1,200
Payment made by subsidiaries for shares issued under the option plans	1,103	5,766
Loans extended to subsidiaries	354,430	72,577
Loans repaid by subsidiaries	55,968	109,227

(i) Transactions with directors of Sonic Healthcare Limited and other key management personnel

During the financial year rental expense payments totalling $1,570,110 (2007: $1,500,938) have been made by the Group to director related entities, including unit trusts, private companies and spouses. The rental transactions were based on normal terms and conditions and at market rates. No balance was outstanding at the end of the current or preceding year. The directors who had an interest in the rental transactions in the current or preceding financial year were C.J. Jackson, Dr P.J. Dubois and Dr H.F. Scotton.

(ii) Transactions with directors of subsidiaries of the Group

During the financial year rental expense payments totalling $480,882 (2007: $465,769) have been made by the Group to subsidiary director related entities, including unit trusts, private companies and spouses. The rental transactions were based on commercial terms and conditions and at market rates. No balance was outstanding at the end of the current or preceding year. The directors of subsidiaries who had an interest in the rental transactions in the current or preceding financial year were M. Prentice and J. Roberts.

During the financial year rental expense payments totalling $395,452 (2007: $31,533) have been made by the Group to a subsidiary director related entity, SRD Immobilien AG. The rental transactions were based on commercial terms and conditions and at market rates. As at 30 June 2008 a payable to SRD Immobilien AG of $nil (2007: $156,702) existed. The director of the subsidiary who had an interest in the rental transaction was Dr F. Käppeli.

Note 39 Related parties (continued)

(ii) Transactions with directors of subsidiaries of the Group (continued)

During the preceding financial year a number of TDL group companies transacted with CliniSys Solutions Limited (an entity incorporated in the UK). D. Byrne, R. Prudo and S. Ungar, directors of TDL group companies, held significant shareholdings in this company, until 28 April 2007 when they sold their entire shareholdings. The nature and aggregate amount of the transactions in the period 1 July 2006 to 28 April 2007 were:

- Purchase of IT support for $242,502, recognised as an expense.
- Purchase of software and hardware for $361,040, recognised as capital expenditure.

During the year ending 30 June 2008 CPL had the following transactions with entities related to its directors:

Transaction	**Director Related Entity**	**Relevant Directors**	**2008**	**2007**
Pathology services expense	Clinical Pathology Associates	Dr R.E. Connor, Dr G. Jacknow	$10,566,211	$11,757,401
Pathology services expense	MD Pathology	Dr M. Deck*	$25,752	$226,616
Management fee revenue	Clinical Pathology Associates	Dr R.E Connor, Dr G. Jacknow	$2,718,414	$2,607,195
Courier services revenue	MD Pathology	Dr M. Deck*	$56	$763

* Dr G. Jacknow and Dr M. Deck ceased to be directors of CPL on 8 July 2007, related party transactions have been reflected up to this date.

All of the above transactions were on normal terms and conditions and at market rates.

As at 30 June 2008 a payable to Clinical Pathology Associates of $651,235 (2007: $707,754) and as at 30 June 2007 a payable to MD Pathology of $21,993 existed.

D. Schultz, Dr R.E. Connor, Dr G. Jacknow and Dr M. Deck were directors of CPL during the prior year, and up to 29 January 2007 they were minority shareholders in CPL. Dividends were paid by CPL during the period to 29 January 2007 to all shareholders on the same basis.

During the financial year IPN paid information technology service fees of $3,384,293 (2007: $1,185,888) to eHealth Networks Pty Limited, a company in which IPN director Dr M.W. Parmenter is a director but has no economic interest. On 1 January 2007 IPN entered into a 5 year agreement for I.T. support services with eHealth Networks Pty Limited. During the preceding financial year IPN also disposed of net liabilities to eHealth Networks Pty Limited for which a payment was made of $23,927.

These transactions were made on normal commercial terms and conditions and at market rates.

(iii) Remuneration of directors and other key management personnel

Details of remuneration of directors and other key management personnel have been disclosed in the Remuneration Report within the Directors' Report.

(c) Loans to/from related parties

	Parent Company	
	2008	2007
	$'000	$'000
Loans to/from subsidiaries		
Accrued income relating to subsidiaries	**4,744**	7,435
Accrued expenses relating to subsidiaries	**5,462**	5,354
Loans to subsidiaries – Current	**814,798**	483,170
Loans to subsidiaries – Non-current	**43,740**	11,239
Loans from subsidiaries – Current	**402,664**	371,821

Terms and conditions of loans to/from subsidiaries
The terms and conditions of the tax funding agreement are set out in Note 7.

Loans to/from offshore subsidiaries from the Parent Company were made on normal terms and conditions, at market interest rates, and are repayable on demand. Loans between wholly-owned entities in the Australian tax Group are non-interest bearing and repayable on demand.

Outstanding balances are unsecured and repayable in cash.

Note 39 Related parties (continued)

(d) Amounts receivable from/payable to other key management personnel

There were no amounts receivable from/payable to other key management personnel at 30 June 2008 (2007: Nil).

(e) Doubtful debts

No provision for doubtful debts has been raised in relation to any receivable or loan balance with related parties, nor has any expense been recognised.

Note 40 Earnings per share

	Consolidated Group 2008 Cents	Consolidated Group 2007 Cents
Basic earnings per share	**75.0**	66.6
Diluted earnings per share	**73.5**	65.5

	2008 Shares	2007 Shares
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**326,845,998**	297,247,195
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**333,379,534**	302,285,149

Options over ordinary shares are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share.

Details of the options exercised and issued in the period between the reporting date and the date of this report are detailed in Note 38.

The issue of ordinary shares to occur on 9 October 2008 under the Company's Dividend Reinvestment Plan and associated underwriting have not been included in the determination of diluted earnings per share.

	Consolidated Group 2008 $'000	Consolidated Group 2007 $'000
Reconciliations of earnings used in calculating earnings per share		
Net profit	**250,406**	210,054
Net (profit) attributable to minority interests	**(5,290)**	(11,982)
Earnings used in calculating basic and diluted earnings per share	**245,116**	198,072

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Note 41 Statements of cash flows				
(a) Cash at bank and on hand	**63,865**	35,960	**687**	792

Cash balances bear floating interest rates of between 0.20% - 8.67% (2007: 0.20% - 7.63%).

(b) Reconciliation of net cash inflow from operating activities to operating profit after income tax	**2008 $'000**	2007 $'000	**2008 $'000**	2007 $'000
Operating profit after income tax	**250,406**	210,054	**181,826**	138,013
Add/(less) non-cash items:				
Depreciation and amortisation	**81,815**	64,738	**-**	-
Share based payments	**9,542**	7,089	**-**	-
Fair value adjustments to investment property	**-**	-	**10,200**	(1,634)
Other non-cash items	**(8,979)**	(7,056)	**(29,008)**	367
Add/(less) changes in assets and liabilities during the financial year:				
(Increase)/decrease in sundry debtors and prepayments	**(8,701)**	(11,523)	**1,519**	(3,448)
(Increase)/decrease in trade debtors and accrued revenue	**(12,064)**	(23,116)	**-**	-
(Increase)/decrease in inventories	**(4,305)**	(1,482)	**-**	-
(Increase)/decrease in deferred tax asset	**5,289**	13,319	**-**	11
Increase/(decrease) in trade creditors and accrued expenses	**7,943**	9,104	**3,983**	2,226
Increase/(decrease) in deferred tax liability	**(3,789)**	3,977	**2,000**	1,226
Increase/(decrease) in current tax liabilities	**12,515**	(4,417)	**4,671**	(3,958)
Increase/(decrease) in other provisions	**(1,279)**	(1,285)	**-**	-
Increase/(decrease) in other liabilities	**(196)**	428	**-**	-
Increase/(decrease) in provision for employee entitlements	**3,688**	8,105	**-**	-
Net cash inflow from operating activities	**331,885**	267,935	**175,191**	132,803

(c) Non-cash financing and investing activities

The following non-cash financing and investing activities occurred during the year and are not reflected in the Cash Flow Statement:

- Plant and equipment with an aggregate fair value of $1,111,000 (2007: $278,000) was acquired by means of finance leases and hire purchase agreements.

- 4,040,000 (2007: 4,780,000) options over unissued Sonic shares were issued. The value ($3,311,000) of 1,000,000 of these options was included as part of the consideration for the Bioscientia Healthcare Group and the value ($2,773,000) of 1,000,000 options was included as part of the consideration for the Medica Laboratory Group. In 2007, the value ($4,791,000) of 2,000,000 options was capitalised into the cost of investment in Clinical Pathology Laboratories. Nil (2007: 40,000) were Queensland X-Ray options, and 2,040,000 (2007: 2,740,000) were issued in relation to incentive arrangements, along with 30,750 (2007: 30,750) ordinary shares.

- 116,674 Sonic ordinary shares with a value of $1,805,000 were issued as part of the consideration for the Bioscientia Healthcare Group.

- In 2007, 6,939,630 IPN ordinary shares were issued in satisfaction of $1M of the purchase price for medical centres.

- 6,672,000 (2007: 4,485,629) options over unissued IPN shares were issued. In 2007, 1,000,000 of these were issued as part of a medical centre acquisition. The remainder were issued in relation to employee incentive arrangements.

Note 42 Financial risk management

The Group is exposed to the following categories of financial risks as part of its overall capital structure; market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group's risk management program addresses the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

The Group has adopted the following philosophies towards financial risk management:

- to take a proactive approach in identifying and managing material treasury risks;
- not to take speculative derivative positions;
- to structure hedging to reflect underlying business objectives;
- to reduce volatility and provide more certainty of earnings.

Financial risk management is carried out by a central treasury department (Group Treasury) which identifies, evaluates and hedges financial risks to support the Group's strategic and operational objectives. Group Treasury operates within the parameters of a Treasury Policy approved by a sub-committee of the Board. The Treasury Policy provides written principles for overall financial risk management as well as policies covering specific areas, such as liquidity, funding and interest rate risk, foreign exchange risk, credit risk, and operational treasury risk. One of the key responsibilities of Group Treasury is the management of the Group's debt facilities, including the $1.75 Billion Syndicated Senior Bank Debt Facility ("the Facility").

(a) Capital risk management

The Group's objectives when managing capital are to safeguard the consolidated entity's ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The capital structure of the Group is proactively managed by issuing new shares by way of institutional placements, shareholder purchase plans, rights issues, as part consideration for acquisitions, or activation from time to time of the Company's Dividend Reinvestment Plan; or by varying the amount of dividends paid to shareholders.

The capital structure of the Group is mainly monitored on the basis of the Debt to Earnings Before Interest, Tax, Depreciation and Amortisation ("EBITDA") ratio, which is also a covenant under the Facility (with a maximum permitted level of 3.5 times). Other ratios considered are the Gearing Ratio and Interest Cover Ratio, which are also covenants under the Facility. Future compliance with these debt covenants is modelled by reference to a rolling 5 year financial forecast model.

During 2008 and 2007 the Group maintained a Debt to EBITDA ratio of between 2 to 3 times, however short term spikes above this level are considered to accommodate significant business acquisitions. The company's history demonstrates Debt to EBITDA being conservatively and consistently managed towards the lower end of the 2 to 3 times range.

The Debt to EBITDA ratio is calculated as Net (of cash) Interest Bearing Debt divided by EBITDA. EBITDA is normalised for acquisitions made during a period and for equity remuneration expense (a non-cash item).

The Gearing ratio is calculated as Net Interest Bearing Debt divided by Net Interest Bearing Debt plus Equity (per the balance sheet, but subject to certain adjustments), and must be maintained below 55% under the Facility.

The Group is required to maintain an Interest Cover Ratio greater than 3.25 under the Facility, calculated as EBITA divided by Net Interest Expense. EBITA is normalised for equity remuneration expense.

These three ratios are the only financial undertakings under the Facility.

The ratios at 30 June 2008 and 30 June 2007 were as follows:

	2008	2007
Debt to EBITDA (times)	**2.47**	2.42
Gearing	**38.0%**	43.9%
Interest Cover (times)	**6.35**	6.95

Note 42 Financial risk management (continued)

(b) Market risk

(i) Foreign currency risk

Foreign currency risk refers to the risk that the value of a financial commitment, recognised asset or liability will fluctuate due to changes in foreign currency rates.

Foreign currency risk arising on the translation of the net assets of the Group's foreign controlled entities, which have a different functional currency, is managed at the Group level. The Group manages this foreign exchange translation risk by "natural" balance sheet hedges, i.e. having borrowings denominated in the same functional currencies of the foreign controlled entities. The foreign currency gains or losses arising from this risk are recorded through the foreign currency translation reserve. Capital hedging is not undertaken given the cash flow implications of ongoing hedging and the long term nature of investments.

The Group is not significantly exposed to transactional foreign currency risk associated with receipts and payments that are required to be settled in foreign currencies. These transactions are limited in number; therefore the exposure is typically identified and managed on a case by case basis, usually by the spot or forward purchase of foreign currencies.

The Parent Company is prima facie exposed to foreign exchange risk primarily from borrowings denominated in foreign currencies, and receipts and payments that are required to be settled in foreign currencies. It seeks to minimise its exposure to foreign exchange risk by entering into agreements with a subsidiary that routinely takes on this type of risk. These agreements effectively transfer foreign exchange risk to the subsidiary.

The carrying amount of the Group's and Parent Company's bank loans are denominated in the following currencies:

	Consolidated Group		Parent Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
AUD	**27,500**	75,500	**-**	-
NZD	**17,503**	63,717	**-**	-
USD	**625,183**	653,398	**-**	-
Euro	**553,277**	211,241	**550,642**	143,847
GBP	**53,081**	144,140	**-**	-
	1,276,544	1,147,996	**550,642**	143,847

Hedge of net investments in foreign operations

Of the total bank loans of $1,276,544,000 (2007: $1,147,996,000), $1,249,044,000 (2007: $1,072,496,000) are denominated in NZD, USD, EURO and GBP as a hedge of the Group's net investment in operations in New Zealand, the United States, Germany and the United Kingdom. Gains or losses on retranslation of these borrowings are transferred to equity to offset any gains or losses on translation of the net investment in these operations. The ineffectiveness recognised in the income statement from net investment hedges was $nil (2007: $nil).

Sensitivity analysis

Based on the financial instruments held at 30 June 2008, had the Australian dollar weakened/strengthened by 5% (2007: 5%) against all relevant currencies, the Group's post tax profit would have been $527,000 higher/$477,000 lower (2007: $2,000 lower/$3,000 higher), mainly as a result of Euro denominated receivables. The movements in profit in 2008 are more sensitive than in 2007 due to a higher foreign currency receivables balance in 2008. Other components of equity would have been $nil lower/higher (2007: $nil lower/higher).

The Parent Company's post tax-profit for the year would have been $109,000 lower/$99,000 higher (2007: $117,000 lower/$106,000 higher) had the Australian dollar weakened/strengthened by 5% (2007: 5%) against all currencies as a result of an inter-company creditor denominated in Hong Kong dollars. The movements in profit in 2008 are less sensitive than in 2007 due to a stronger Australian dollar against the Hong Kong dollar in 2008. Other components of equity would have been $nil lower/higher (2007: $nil lower/higher).

Note 42 Financial risk management (continued)

(b) Market risk (continued)

(ii) Interest rate risk

Sonic Healthcare Limited and certain subsidiaries are parties to derivative financial instruments such as interest rate swaps in the normal course of business in order to hedge exposure to fluctuations in interest rates. Derivatives are exclusively used for hedging purposes i.e. not as trading or speculative instruments.

Interest rate swap contracts – cash flow hedge

The Group's main interest rate risk arises from bank loans that are subject to variable interest rates. It is the Group's policy to protect part of the variable interest rate loans drawn under the Facility and other senior facilities including acquisition bridge debt facilities (relevant loans totalling 2008: $1,246,409,000; 2007: $1,102,481,000) from exposure to increasing interest rates.

The Group's policy is to maintain a 5 year rolling hedge policy with minimum and maximum hedging levels set at 40% and 60% respectively, with a weighted average maturity of hedges in the 2.5 - 3 year range. Accordingly, the Group has entered into interest rate swap contracts under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis. Swap contracts are entered into in the currencies of the underlying debt which are AUD, NZD, USD, EURO and GBP.

The contracts require settlement of net interest receivable or payable on a quarterly or half yearly basis depending on the funding period of the underlying debt. All interest rate swap contracts have settlement dates which coincide with the dates on which interest is payable on the underlying debt.

Swaps in place at balance date cover approximately 42% (2007: 41%) of the Sonic senior debt (2007: and acquisition bridge debt) outstanding. The fixed interest rates range between 4.32% and 8.05% (2007: 2.29% to 8.04%). The variable interest rates range between 3.10% and 9.35% (2007: 4.41% and 8.74%).

At 30 June, the notional principal amounts and periods of expiry of interest rate swap contracts for the Group were as follows:

	2008 $'000	2007 $'000
Less than 1 year	**77,966**	75,849
1 – 2 years	**125,824**	92,336
2 – 3 years	**118,634**	106,186
3 – 4 years	**117,642**	105,945
4 – 5 years	**87,260**	71,802
	527,326	452,118

There was no ineffective portion of the swaps during either the current or previous financial year.

During the financial year ended 30 June 2008, several interest rate swaps were terminated prior to their maturity when the underlying debt was repaid. As these interest rate swaps had met the criteria for hedge accounting, the immaterial cumulative gain in the Hedging Reserve was transferred to the income statement as a reduction to the borrowing costs expense. No interest rate swaps were terminated prior to maturity in the year ended 30 June 2007.

Note 42 Financial risk management (continued)

(b) Market risk (continued)

(ii) Interest rate risk (continued)

Interest rate caps – cash flow hedge

Following its acquisition by Sonic in 2004, and the subsequent refinancing of its debt, the Schottdorf Group entered into hedging arrangements in the form of interest rate caps to protect part of its variable interest rate loans from exposure to increasing interest rates.

During the financial year ended 30 June 2008, these interest rate caps were terminated prior to their maturity when the underlying debt was repaid. No interest rate caps were terminated prior to maturity in the year ended 30 June 2007.

The interest rate caps at 30 June 2007 covered 100% of the Euro denominated debt to which they specifically related, and the Euribor cap rates ranged between 3.0% and 4.0%. During the year ended 30 June 2007 the cap rate was reached.

The notional principal amounts and periods of expiry of interest rate caps were as follows:

	2008	2007
	$'000	$'000
Less than 1 year	-	5,732
1 – 2 years	-	15,283
	-	21,015

In total 42% (2007: 42%) of the Group's variable interest rate loan principals are hedged by the interest rate swap and interest rate cap contracts.

Note 42 Financial risk management (continued)

(b) Market risk (continued)

(ii) Interest rate risk (continued)

Interest rate risk exposures

The Group's and Parent Company's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following tables.

Consolidated Group		Fixed interest rate maturities							
	Notes	1 year or less	Over 1 and less than 2 years	Over 2 and less than 3 years	Over 3 and less than 4 years	Over 4 and less than 5 years	Over 5 years	Non-interest bearing	Total
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
30 June 2008									
Assets									
Cash and deposits	41(a)	6,795	-	-	-	-	-	9,274	16,069
Trade debtors	9	463	-	-	-	-	-	257,163	257,626
Accrued revenue	9	-	-	-	-	-	-	18,920	18,920
Sundry debtors	9	197	-	-	-	-	-	28,510	28,707
Amounts owing from other entities	9,12	536	427	440	243	21	1,023	1,985	4,675
Other financial assets	13	-	-	-	-	-	-	11,618	11,618
Total assets		7,991	427	440	243	21	1,023	327,470	337,615
Liabilities									
Trade and other creditors	19	-	-	-	-	-	-	187,808	187,808
Amounts owing to vendors	24,28	-	-	-	-	-	-	14,489	14,489
Other loans	24,28	-	-	-	-	-	-	562	562
Lease and hire purchase liabilities	20,25	10,019	5,251	1,036	1,072	540	7,588	-	25,506
Bank loans	20,25	329	329	329	329	329	990	-	2,635
Interest rate swaps pay fixed		77,966	125,824	118,634	117,642	87,260	-	-	527,326
Total liabilities		88,314	131,404	119,999	119,043	88,129	8,578	202,859	758,326

Consolidated Group		Fixed interest rate maturities							
	Notes	1 year or less	Over 1 and less than 2 years	Over 2 and less than 3 years	Over 3 and less than 4 years	Over 4 and less than 5 years	Over 5 years	Non-interest bearing	Total
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
30 June 2007									
Assets									
Cash and deposits	41(a)	6,235	-	-	-	-	-	5,698	11,933
Trade debtors	9	-	-	-	-	-	-	190,209	190,209
Accrued revenue	9	-	-	-	-	-	-	21,812	21,812
Sundry debtors	9	-	-	-	-	-	-	25,971	25,971
Amounts owing from other entities	9,12	1,055	-	323	-	-	-	6,203	7,581
Other financial assets	13	-	-	-	-	-	-	6,931	6,931
Total assets		7,290	-	323	-	-	-	256,824	264,437
Liabilities									
Trade and other creditors	19	-	-	-	-	-	-	158,356	158,356
Amounts owing to vendors	24,28	-	-	-	-	-	-	13,476	13,476
Other loans	24,28	-	-	-	-	-	-	371	371
Lease and hire purchase liabilities	20,25	12,210	9,276	4,076	452	460	-	-	26,474
Interest rate swaps pay fixed		75,849	92,336	106,186	105,945	71,802	-	-	452,118
Total liabilities		88,059	101,612	110,262	106,397	72,262	-	172,203	650,795

Note 42 Financial risk management (continued)

(b) Market risk (continued)

(ii) Interest rate risk (continued)

Consolidated Group

	Notes	Floating interest rate						
		1 year or less	Over 1 and less than 2 years	Over 2 and less than 3 years	Over 3 and less than 4 years	Over 4 and less than 5 years	Over 5 years	Total
		$'000	$'000	$'000	$'000	$'000	$'000	$'000
30 June 2008								
Assets								
Cash and deposits	41(a)	47,796	-	-	-	-	-	47,796
Interest rate swaps receive floating		77,966	125,824	118,634	117,642	87,260	-	527,326
Amounts owing from other entities	9,12	122	81	-	-	-	-	203
		125,884	125,905	118,634	117,642	87,260	-	575,325
Weighted average interest rate		5.00%	4.78%	5.08%	4.75%	4.50%	-	
Liabilities								
Loans	20,25	500,000	-	527,500	-	246,409	-	1,273,909
		500,000	-	527,500	-	246,409	-	1,273,909
Weighted average interest rate		4.64%	-	4.84%	-	4.64%	-	

Consolidated Group

	Notes	Floating interest rate						
		1 year or less	Over 1 and less than 2 years	Over 2 and less than 3 years	Over 3 and less than 4 years	Over 4 and less than 5 years	Over 5 years	Total
		$'000	$'000	$'000	$'000	$'000	$'000	$'000
30 June 2007								
Assets								
Cash and deposits	41(a)	24,027	-	-	-	-	-	24,027
Interest rate swaps receive floating		75,849	92,336	106,186	105,945	71,802	-	452,118
		99,876	92,336	106,186	105,945	71,802	-	476,145
Weighted average interest rate		5.79%	5.81%	5.85%	6.01%	5.87%	-	
Liabilities								
Loans	20,25	443,584	30,053	1,910	672,449	-	-	1,147,996
Amounts owing to vendors	25	-	-	-	786	-	-	786
		443,584	30,053	1,910	673,235	-	-	1,148,782
Weighted average interest rate		5.21%	6.03%	5.28%	6.21%	-	-	

Parent Company

	Notes	Floating interest rate						
		1 year or less	Over 1 and less than 2 years	Over 2 and less than 3 years	Over 3 and less than 4 years	Over 4 and less than 5 years	Over 5 years	Total
		$'000	$'000	$'000	$'000	$'000	$'000	$'000
30 June 2008								
Assets								
Cash and deposits	41(a)	687	-	-	-	-	-	687
Amounts receivable from subsidiaries	9,12	51,435	-	11,240	-	-	32,500	95,175
		52,122	-	11,240	-	-	32,500	95,862
Weighted average interest rate		10.13%	-	8.69%	-	-	8.55%	
Liabilities								
Loans	20,25	32,938	-	209,733	-	307,971	-	550,642
		32,938	-	209,733	-	307,971	-	550,642
Weighted average interest rate		5.61%	-	5.23%	-	5.81%	-	

Note 42 Financial risk management (continued)

(b) Market risk (continued)

(ii) Interest rate risk (continued)

Parent Company		Floating interest rate						
	Notes	1 year or less	Over 1 and less than 2 years	Over 2 and less than 3 years	Over 3 and less than 4 years	Over 4 and less than 5 years	Over 5 years	Total
		$'000	$'000	$'000	$'000	$'000	$'000	$'000
30 June 2007								
Assets								
Cash and deposits	41(a)	792	-	-	-	-	-	792
Amounts receivable from subsidiaries	9,12	41,038	-	-	11,239	-	-	52,277
		41,830	-	-	11,239	-	-	53,069
Weighted average interest rate		6.97%	-	-	7.01%	-	-	
Liabilities								
Loans	20	143,847	-	-	-	-	-	143,847
		143,847	-	-	-	-	-	143,847
Weighted average interest rate		4.51%	-	-	-	-	-	

Note that all other Parent Company financial assets and liabilities are non-interest bearing with no fixed interest rate maturities.

Sensitivity analysis

At 30 June 2008, if interest rates for debt in all relevant currencies had changed by -/+100 basis points from the year end rates with all other variables held constant, the Group's post tax profit for the year would have been $415,000/$768,000 higher/lower (2007: $779,000/$1,090,000 higher/lower) mainly as a result of lower/higher interest expense from bank loans. The movements in profit in 2008 are more sensitive than in 2007 due to the higher bank debt at 30 June 2008. Other components of equity would have been $11,709,000/$11,242,000 higher/lower (2007: $10,163,000/$9,731,000 higher/lower) mainly as a result of an decrease/increase in the fair value of the cash flow hedges of borrowings. Equity is more sensitive to movements in year end rates in 2008 than 2007 because of the increased value of cash flow hedges in place at 30 June 2008.

At 30 June 2008, if interest rates had changed by -/+100 basis points from the year end rates with all other variables held constant, the Parent Company's post tax profit for the year would have been $3,465,000 higher/lower (2007: $683,000 higher/lower) mainly as a result of lower/higher interest expense from bank loans. The movements in profit in 2008 are more sensitive than in 2007 due to the higher bank debt at 30 June 2008. Other components of equity would have been $nil lower/higher (2007: $nil lower/higher).

(iii) Other price risk

The Group and Parent Company do not have significant exposure to fluctuations in the fair values or future cash flows of financial instruments associated with changes in market prices.

(c) Credit risk

The credit risk on financial assets of the Group which have been recognised on the balance sheet, other than investment in shares, is generally the carrying amount, net of any provisions for impairment. Where entities have a right of set-off and intend to settle on a net basis, this set-off has been reflected in the financial statements in accordance with accounting standards.

The Group does not have any material exposure to any individual customer or counterparty other than certain Government funded bodies in the countries in which the Group operates.

There are no significant concentrations of credit risk within the Group.

Receivable balances and ageing analysis are monitored on an ongoing basis. In order to minimise the Group's exposure to bad debts, rigorously enforced processes are in place to send reminder notices, demands for repayments and ultimately to refer to debt collection agencies. Credit limits are imposed and monitored for commercial customers.

Note 42 Financial risk management (continued)

(c) Credit risk (continued)

The Group has not renegotiated any material collection/repayment terms of any financial assets in the current or previous financial year.

Credit risk in the treasury context is defined as the risk of sustaining a loss as a result of a counterparty that has accepted a deposit from the Group and/or entered into a hedging transaction with the Group related to the management of treasury related risks. In general terms, Group Treasury will only arrange to enter into transactions with counterparties who are part of the Group's lending syndicate, and who have a minimum rating of AA from Standard & Poor's.

(d) Liquidity risk

The Group is exposed to funding and liquidity risks including the risk that in refinancing its debt, the Group may be exposed to an increased credit spread (the credit spread is the margin that must be paid over the equivalent government or risk free rate or swap rate) and the risk of not being able to refinance debt obligations or meet other cash outflow obligations at a reasonable cost when required.

The Group's strong cash flows and balance sheet are a major mitigator of this type of risk, along with the dynamics of the medical diagnostic services market. The Group seeks to further mitigate these risks by structuring its debt with a spread of maturities, maintaining relationships with a number of Australian and international banks, and keeping sufficient committed credit lines available for short to medium term needs (balanced against the cost of maintaining such lines).

The tables below analyse the Group's and Parent Company's financial liabilities and net-settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows including interest (other than in the "Carrying Value" column). The table ignores the maturities of undrawn credit lines. For interest rate swaps the cash flows have been estimated using forward interest rates applicable at the reporting date.

Consolidated Group

	Notes	1 year or less $'000	Over 1 and less than 2 years $'000	Over 2 and less than 5 years $'000	Over 5 years $'000	Total $'000	Carrying Value $'000
30 June 2008							
Liabilities							
Trade and other creditors	19	187,808	-	-	-	187,808	187,808
Amounts owing to vendors	24,28	12,426	1,929	134	-	14,489	14,489
Bank loans	20,25	560,583	560,573	373,109	1,038	1,495,303	1,276,544
Other loans	24,28	286	28	84	164	562	562
Lease and hire purchase liabilities	20,25	11,276	6,021	4,592	11,941	33,830	25,506
Net-settled interest rate swaps	23	1,069	1,376	4,824	-	7,269	7,269
Net-settled interest rate swaps	8	(120)	(907)	(3,683)	-	(4,710)	(4,710)
Total liabilities		773,328	569,020	379,060	13,143	1,734,551	1,507,468

Consolidated Group

	Notes	1 year or less $'000	Over 1 and less than 2 years $'000	Over 2 and less than 5 years $'000	Over 5 years $'000	Total $'000	Carrying Value $'000
30 June 2007							
Liabilities							
Trade and other creditors	19	158,356	-	-	-	158,356	158,356
Amounts owing to vendors	24,25,28	7,476	4,841	1,945	-	14,262	14,262
Bank loans	20,25	791,216	417,377	69,425	-	1,278,018	1,147,996
Other loans	24,28	301	70	-	-	371	371
Lease and hire purchase liabilities	20,25	13,664	9,872	4,682	453	28,671	26,474
Net-settled interest rate swaps and caps	23	-	99	443	-	542	542
Net-settled interest rate swaps and caps	8	(651)	(604)	(3,504)	-	(4,759)	(4,759)
Total liabilities		970,362	431,655	72,991	453	1,475,461	1,343,242

Note 42 Financial risk management (continued)

(d) Liquidity risk (continued)

Parent Entity

	Notes	1 year or less	Over 1 and less than 2 years	Over 2 and less than 5 years	Over 5 years	Total	Carrying Value
		$'000	$'000	$'000	$'000	$'000	$'000
30 June 2008							
Liabilities							
Trade and other creditors	19	6,312	-	-	-	6,312	6,312
Amounts owing to related entities	19	408,126	-	-	-	408,126	408,126
Bank loans	20,25	65,539	29,289	566,634	-	661,462	550,642
Total liabilities		479,977	29,289	566,634	-	1,075,900	965,080

Parent Entity

	Notes	1 year or less	Over 1 and less than 2 years	Over 2 and less than 5 years	Over 5 years	Total	Carrying Value
		$'000	$'000	$'000	$'000	$'000	$'000
30 June 2007							
Liabilities							
Trade and other creditors	19	6,106	-	-	-	6,106	6,106
Amounts owing to related entities	19	377,175	-	-	-	377,175	377,175
Bank loans	20,25	146,083	-	-	-	146,083	143,847
Total liabilities		529,364	-	-	-	529,364	527,128

The expiry dates for the Group's main debt facilities are as follows:

	$'000
15 March 2009	**500,000**
5 November 2010	**47,000**
15 March 2011	**500,000**
31 July 2011 (facility established on 31 July 2008)	**160,000**
29 October 2012	**750,000**
	1,957,000

There have been no material breaches and no defaults of loans in the current or preceding reporting periods.

(e) Net fair value of financial assets and liabilities

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the Group approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

For non-traded equity investments, the net fair value is determined using valuation techniques (Note 1(j)).

(f) Fair values

The carrying amounts of assets and liabilities on the Parent Company and Consolidated Group balance sheets approximate their fair values.

Note 43 Events occurring after reporting date

Since the end of the financial year, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years, other than as follows:

- On 1 July 2008 Sonic completed the acquisition of 100% of the Labor 28 Group based in Berlin, Germany for a purchase price of ~€74 Million. The initial accounting for the acquisition has been determined only provisionally at the date of this report, given the recent settlement date. Sonic is still in the process of reviewing the acquisition balance sheet and identifying assets and liabilities not previously recorded, so as to determine the fair values of identifiable assets, liabilities, and contingent liabilities. Based on the provisional accounting the indicative fair value of net tangible assets acquired is ~€2 Million, with a provisional goodwill value of ~€72 Million.

- On 1 July 2008 Sonic acquired the Laboratory Prof. Krech Group, its second acquisition in Switzerland for a purchase price of ~CHF6 Million. The initial accounting for the acquisition has been determined only provisionally at the date of this report, given the recent settlement date. Sonic is still in the process of reviewing the acquisition balance sheet and identifying assets and liabilities not previously recorded, so as to determine the fair values of identifiable assets, liabilities, and contingent liabilities. Based on the provisional accounting the indicative fair value of net tangible assets acquired is ~CHF0.4 Million, with a provisional goodwill value of ~CHF5.6 Million.

- On 31 July 2008 Sonic established an additional A$160 Million three year term debt facility with two of its existing bankers, to re-establish "headroom" for expansion.

- On 20 August 2008 Sonic's Directors declared a final dividend of 32 cents per ordinary share payable on 9 October 2008. Sonic's Dividend Reinvestment Plan has been reinstated for this dividend with shareholders holding ~40% of Sonic's ordinary shares electing to participate. The balance (~$65 Million) of the 2008 final dividend not reinvested by shareholders in the DRP has been fully underwritten at an issue price of $12.92. Shares under the DRP will be issued on 9 October 2008 at a price of $12.72.

- On 1 September 2008 Sonic completed the acquisition of 100% of the GLP Medical Group based in Hamburg, Germany for a purchase price of ~€30 Million. Given this acquisition only recently settled, the process of determining the fair value of identifiable assets, liabilities, contingent liabilities, and the amount of goodwill arising from the acquisition has only just commenced.

- On 2 September 2008 Sonic completed the acquisition of 100% of Clinical Laboratories of Hawaii and its associated anatomical pathology practice, Pan Pacific Pathologists, for a purchase price of ~US$121 Million. Given this acquisition only recently settled, the process of determining the fair value of identifiable assets, liabilities, contingent liabilities, and the amount of goodwill arising from the acquisition has only just commenced.

- On 25 September 2008 the Appeal Court of New Zealand reversed a previous High Court decision that stopped the award of a new community laboratory services contract in Auckland, New Zealand to a competitor. Sonic intends to apply for leave to appeal this judgment in the Supreme Court of New Zealand and expects that Sonic's current contract, which ends on 31 December 2008, will be extended for at least a further six months to allow time for the new appeal process. This contract represented ~3% of Sonic's 2008 revenue and EBITA.

- The Scheme of Arrangement under which Sonic will acquire all of the shares in Independent Practitioner Network Limited ("IPN") which it does not already own became effective on 16 September 2008, having been approved by IPN shareholders and the Federal Court of Australia, and will be implemented on 30 September 2008. Sonic will pay ~A$75.6 Million for the shares plus ~A$2.4 Million to cancel options over unissued IPN shares.

Directors' declaration

For the year ended 30 June 2008

In the directors' opinion:

(a) the financial statements and Notes set out on pages 33 to 119 are in accordance with the *Corporations Act 2001*, including:
  - (i) complying with Accounting Standards, the *Corporation Regulations 2001* and other mandatory professional reporting requirements; and
  - (ii) giving a true and fair view of the Parent Company's and Group's financial position as at 30 June 2008 and of their performance for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Parent Company will be able to pay its debts as and when they become due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 31 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 31.

The directors have been given the declarations by the Managing Director and Finance Director required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Managing Director

C.D. Wilks
Director

Sydney
30 September 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent auditor's report
to the members of Sonic Healthcare Limited

Report on the financial report

We have audited the accompanying financial report of Sonic Healthcare Limited (the company), which comprises the balance sheet as at 30 June 2008, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Sonic Healthcare Limited and the Sonic Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Liability limited by a scheme approved under Professional Standards Legislation

PRICEWATERHOUSECOOPERS

Independent auditor's report
to the members of Sonic Healthcare Limited (continued)

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001.*

Auditor's opinion

In our opinion:

(a) the financial report of Sonic Healthcare Limited is in accordance with the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2008 and of their performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001;* and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 13 to 20 of the directors' report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the Remuneration Report of Sonic Healthcare Limited for the year ended 30 June 2008, complies with section 300A of the *Corporations Act 2001*.

Matters relating to the electronic presentation of the audited financial report

This auditor's report relates to the financial report and remuneration report of Sonic Healthcare Limited for the year ended 30 June 2008 included on the Sonic Healthcare Limited web site. The company's directors are responsible for the integrity of the Sonic Healthcare Limited web site. We have not been engaged to report on the integrity of this web site. The auditor's report refers only to the financial report and remuneration report named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements or the remuneration report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report and remuneration report to confirm the information included in the audited financial report and remuneration report presented on this web site.

PricewaterhouseCoopers

B K Hunter
Partner

Sydney
30 September 2008

Shareholders' information

1. Information relating to shareholders

(a) Distribution schedule as at 19 September 2008

	No. of holders ordinary shares
1 – 1,000	10,383
1,001 – 5,000	11,764
5,001 – 10,000	1,071
10,001 – 100,000	668
100,001 and over	132
	24,018
Voting rights – on a show of hands	1/member
– on a poll	1/share
Percentage of total holding held by the twenty largest holders	78.48%
Number of holders holding less than a marketable parcel	216

(b) Substantial shareholders as at 19 September 2008

The company has received substantial shareholding notices to 19 September 2008 in respect of the following holdings:

	No. of securities	Percentage held
Jardvan Pty Limited	18,458,704	5.51%

(c) Names of the twenty largest holders of equity securities as at 19 September 2008

	No. of securities	Percentage held
National Nominees Limited	57,954,850	17.30%
J P Morgan Nominees Australia Limited	57,719,233	17.23%
HSBC Custody Nominees (Australia) Limited	53,837,165	16.07%
Citicorp Nominees Pty Limited	25,242,994	7.53%
Jardvan Pty Ltd	18,458,704	5.51%
Cogent Nominees Pty Ltd	7,652,668	2.28%
ANZ Nominees Limited	7,007,649	2.09%
Queensland Investment Corporation	5,917,588	1.77%
AMP Life Limited	4,251,328	1.27%
Polly Pty Ltd	3,816,646	1.14%
Merrill Lynch (Australia) Nominees Pty Limited	3,583,560	1.07%
Bond Street Custodians Limited	3,128,862	0.93%
UBS Nominees Pty Ltd	2,861,921	0.85%
RBC Dexia Investor Services Australia Nominees Pty Limited	2,524,628	0.75%
PSS Board	2,506,799	0.75%
Argo Investments Limited	1,569,483	0.47%
Quintal Pty Ltd	1,500,707	0.45%
Neweconomy Com Au Nominees P/L	1,133,554	0.34%
Invia Custodian Pty Ltd	1,127,883	0.34%
Tasman Asset Management Ltd	1,125,352	0.34%
	262,921,574	**78.48%**

2. Unquoted equity securities as at 19 September 2008

	No. on issue	No. of holders
Options over unissued ordinary shares	15,967,000	68

3. Share Registry

Computershare Investor Services Pty Limited
Registered address: Level 5, 115 Grenfell Street, Adelaide, SA 5000
Postal address: GPO Box 1903, Adelaide, SA 5001

Enquiries within Australia: 1300 556 161
Enquiries outside Australia: +61 3 9415 4000
Investor enquiries facsimile: +61 8 8236 2305
Email: web.queries@computershare.com.au

Shareholders with enquiries should email, telephone or write to the Share Registry.

Separate shareholdings may be consolidated by advising the Share Registry in writing or by completing a Request to Consolidate Holdings form which can be found online at the above website.

Change of address should be notified to the Share Registry by telephone or in writing without delay. Shareholders who are broker sponsored on the CHESS sub-register must notify their sponsoring broker of a change of address.

Direct payment of dividends into a nominated account may be arranged with the Share Registry. Shareholders are encouraged to use this option by completing a payment instruction form online or advising the Share Registry in writing with particulars.

The Annual Report is produced for your information. However, should you receive more than one or wish to be removed from the mailing list for the Annual Report, please advise the Share Registry. You will continue to receive any Notices of Meetings and Proxy Forms.

Supporting the environment through eTree

Sonic Healthcare Limited is a participating member of eTree and proud to support this environmental scheme encouraging security holders to register to access all their communications electronically. Our partnership with eTree is an ongoing commitment to driving sustainable initiatives that help security holders contribute to a greener future.

For every email address registered at www.eTree.com.au/sonichealthcare, a donation of $1 is made to Landcare Australia. With your support of the eTree project, Sonic Healthcare has decreased its annual report and print production by ~10%. The result, in conjunction with Landcare Australia, is thousands of new trees being planted in reforestation projects around Australia and New Zealand. Furthermore, the ongoing benefits of this initiative include a reduction in energy and water resources associated with paper production.

We also encourage you to visit eTree if your email address has changed and you need to update it. For every updated registration, $1 will be donated to Landcare Australia. To register, you will need your Security Holder Reference Number (SRN) or Holder Identification Number (HIN).

4. Annual General Meeting

The Annual General Meeting will be held at The Winten Teale Buchanan Room, The Four Seasons, 199 George Street, Sydney at 10.00am on Thursday 20th November 2008.

END